UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 20, 2023

APPLIED MOLECULAR TRANSPORT INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39306	81-4481426
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Address not Applicable(1)

(Address of principal executive offices, including zip code)

(650) 392-0420

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common Stock, par value $0.0001 per share	AMTI	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

[1]

We are a remote-only company. Accordingly, we do not maintain a headquarters. For purposes of compliance with applicable requirements of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, any stockholder communication required to be sent to our principal executive offices may be directed to the agent for service of process at the following address: Applied Molecular Transport Inc., c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, or to the email address: corporate.secretary@appliedmt.com.

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On September 21, 2023, Applied Molecular Transport Inc., a Delaware corporation (“AMTI”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Cyclo Therapeutics, Inc., a Nevada corporation (“Cyclo”) and Cameo Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Cyclo (“Merger Sub”), pursuant to which, subject to the terms and conditions set forth therein, Merger Sub will merge with and into AMTI (the “Merger”), with AMTI surviving such Merger as a wholly-owned subsidiary of Cyclo.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of AMTI common stock, par value $0.0001 per share (“AMTI Common Stock”), that is issued and outstanding immediately prior to the Effective Time (other than (i) treasury shares, and (ii) any shares of AMTI Common Stock held directly by Cyclo or Merger Sub) will automatically be converted into the right to receive a number of shares of common stock, par value $0.0001 per share, of Cyclo (“Cyclo Common Stock”) equal to the Exchange Ratio (as defined in the Merger Agreement and subject to adjustment based on AMTI’s net cash at the closing of the Merger). Any fractional shares of Cyclo Common Stock will be rounded up to the nearest whole share.

The Merger Agreement also provides that, at the Effective Time, (1) each option to purchase shares of AMTI Common Stock (each, an “AMTI Option”) that is outstanding immediately prior to the Effective Time and has an exercise price per share that is equal to or less than $0.40 (such AMTI Option, a “Rollover Option”) will be assumed and converted into an option to acquire, on substantially similar terms and conditions as were applicable under such Rollover Option, the number of shares of Cyclo Common Stock determined by multiplying the number of shares of AMTI Common Stock subject to such Rollover Option immediately prior to the Effective Time by the Exchange Ratio (rounded down to the nearest whole share), with an exercise price per share equal to the exercise price per share of such Rollover Option as of immediately prior to the Effective Time, divided by the Exchange Ratio (rounded up to the nearest whole cent), and (2) each AMTI Option that is outstanding immediately prior to the Effective Time and has an exercise price per share that is greater than $0.40 will be automatically cancelled and extinguished for no consideration.

The respective boards of directors of AMTI and Cyclo (the “AMTI Board” and the “Cyclo Board,” respectively) have each approved the Merger Agreement. The AMTI Board has resolved to recommend that the AMTI stockholders vote to adopt the Merger Agreement and approve the Merger, and the Cyclo Board has resolved to recommend that the Cyclo stockholders approve the issuance of Cyclo Common Stock in connection with the Merger (the “Share Issuance”).

Each of AMTI and Cyclo have agreed to customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants relating to (1) the conduct of their respective businesses during the period between the date of signing the Merger Agreement and the closing of the Merger, (2) AMTI not soliciting alternative acquisition proposals, (3) each of AMTI and Cyclo holding a meeting of their respective stockholders to vote upon, in the case of AMTI’s stockholders, the approval and adoption of the Merger Agreement, and, in the case of Cyclo’s stockholders, the approval of the Share Issuance, and (4) AMTI and Cyclo jointly preparing and filing with the U.S. Securities and Exchange Commission (the “SEC”) a joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) to solicit the requisite stockholder approvals and cooperating to cause to become effective a registration statement on Form S-4 to register the shares of Cyclo Common Stock to be issued in connection with the Merger (the “Registration Statement”).

Consummation of the Merger is subject to certain closing conditions, including (1) the adoption of the Merger Agreement by the AMTI stockholders, (2) the approval of the Share Issuance by the Cyclo stockholders, (3) approval for listing on the Nasdaq Capital Market of the shares of Cyclo Common Stock to be issued in connection with the Merger, (4) the effectiveness of the Registration Statement, and (5) the absence of an order or other legal restraint preventing the Merger. Each party’s obligation to consummate the Merger is also subject to other specified customary conditions, including certain representations and warranties of the other party being true and correct as of the closing date of the Merger, generally subject to an overall material adverse effect qualification, and the performance in all material respects by the other party of its obligations under the Merger Agreement required to be performed on or prior to the closing date of the Merger.

The Merger Agreement contains specified termination rights of each of AMTI and Cyclo. Upon termination of the Merger Agreement under specified circumstances, including due to AMTI’s willful breach of its no-shop obligations or the AMTI Board’s withdrawal or change of its recommendation of the Merger to its stockholders, AMTI will be required to pay Cyclo a non-refundable fee of $600,000. Upon termination of the Merger Agreement by either AMTI or Cyclo due to AMTI’s failure to obtain the approval of its stockholders, AMTI will be required to reimburse Cyclo for up to $400,000 of expenses incurred in connection with the transaction. If the Merger Agreement is terminated by either AMTI or Cyclo due to Cyclo’s failure to receive the requisite approval of its stockholders, Cyclo will be required to reimburse AMTI for up to $450,000 of expenses incurred in connection with the transaction.

In connection with the closing of the Merger, Cyclo has agreed to expand the Cyclo Board from eight to nine directors and to appoint Shawn Cross to the Cyclo Board.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

The Merger Agreement and the foregoing description thereof have been included to provide investors and stockholders with information regarding the terms of such agreement and is not intended to provide any factual information about AMTI or Cyclo or any of their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement have been made solely for the purposes of the Merger Agreement and as of specific dates; were made solely for the benefit of the parties to the Merger Agreement; are not intended as statements of fact to be relied upon by stockholders or other security holders, but rather as a way of allocating the risk between the parties in the event the statements therein prove to be inaccurate; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders or other security holders. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of AMTI or Cyclo or any of their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in AMTI’s or Cyclo’s public disclosures. The Merger Agreement should not be read alone but should instead be read in conjunction with the entirety of the factual disclosures about AMTI or Cyclo in their respective public reports filed with the SEC.

Voting Agreements

Also on September 21, 2023, in connection with the execution of the Merger Agreement, each of AMTI’s directors and officers entered into voting agreements with Cyclo (the “Voting Agreements”). The directors and officers that have entered into Voting Agreements represent approximately 9.7% of the outstanding voting power of AMTI Common Stock based on the number of shares of AMTI Common Stock outstanding as of September 15, 2023. Under the Voting Agreements, the stockholders party thereto have agreed to vote their shares of AMTI Common Stock in favor of the Merger and certain other matters. The Voting Agreements terminate in certain circumstances, including upon the valid termination of the Merger Agreement in accordance with its terms. The Voting Agreements also contain restrictions on transfer of shares of AMTI Common Stock held by the stockholders party thereto, subject to certain exceptions.

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Voting Agreements, which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On September 20, 2023, in connection with the transactions, the AMTI Board approved the grant to Brandon Hants, AMTI’s Chief Financial Officer, of a fully vested option to purchase 50,000 shares of AMTI Common Stock, subject to the terms and conditions of the AMTI 2020 Equity Incentive Plan and an option agreement thereunder between AMTI and Brandon Hants in AMTI’s standard form. Such option will be granted one business day prior to, and contingent upon, the closing of the Merger, and will have an exercise price per share equal to the greater of $0.3936 or the Fair Market Value (as defined in the AMTI 2020 Equity Incentive Plan) of a share of AMTI Common Stock on the date of grant.

Item 7.01	Regulation FD Disclosure.

On September 21, 2023, AMTI and Cyclo issued a joint press release announcing the Merger. The full text of the press release issued in connection with these announcements is furnished herewith as Exhibit 99.1.

The information contained in this Item 7.01, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of AMTI’s filings with the SEC made by AMTI, regardless of any general incorporation language in such filings, except to the extent expressly set forth by reference in such filing.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Important Additional Information will be Filed with the SEC

Cyclo plans to file with the SEC the Registration Statement in connection with the transactions, and AMTI and Cyclo plan to file with the SEC and mail to their respective stockholders the Joint Proxy Statement/Prospectus in connection with the transactions. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus and other relevant documents filed with the SEC in connection with the proposed transaction or incorporated by reference into the Joint Proxy Statement/Prospectus (if any) carefully when they are available before making any voting or investment decision with respect to the proposed transactions. The Registration Statement and the Joint Proxy Statement/Prospectus and other relevant documents filed with the SEC in connection with the proposed transaction or incorporated by reference into the Joint Proxy Statement/Prospectus (if any) will contain important information about AMTI, Cyclo, the transactions and related matters. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by AMTI and Cyclo through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from AMTI by contacting asantos@wheelhouselsa.com or from Cyclo by contacting info@cyclodex.com.

Participants in the Solicitation

AMTI and Cyclo, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement. Information regarding AMTI’s directors and executive officers is contained in AMTI’s proxy statement, filed with the SEC on April 28, 2023. Information regarding Cyclo’s directors and executive officers is contained in Cyclo’s proxy statement, filed with the SEC on June 13, 2023. Additional information regarding the persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests in the proposed business combination will be available in the Registration Statement and the Joint Proxy Statement/Prospectus.

Forward Looking Statements

This Current Report on Form 8-K contains forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995 and other federal securities laws. These statements are often identified by the use of words such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “likely,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “to be,” “will,” “would,” or the negative or plural of these words, or similar expressions or variations, although not all forward-looking statements contain these words. AMTI cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur and actual results could differ materially from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified herein, and those discussed in the section titled “Risk Factors” set forth in AMTI’s latest Quarterly Report on Form 10-Q and in Cyclo’s Annual Report on Form 10-K for the year ended December 31, 2022, each of which is on file with the SEC. Among other things, there can be no guarantee that the proposed business combination will be completed in the anticipated timeframe or at all, that the conditions required to complete the proposed business combination will be met, or that the combined company will realize the expected benefits of the proposed business combination, if any. These risks are not exhaustive. New risk factors emerge from time to time, and it is not possible for AMTI’s management to predict all risk factors, nor can AMTI assess the impact of all factors on AMTI’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. Except as required by law, AMTI undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of September 21, 2023, by and among Cyclo Therapeutics, Inc., Cameo Merger Sub, Inc. and Applied Molecular Transport Inc.

10.1	Form of Voting Agreement

99.1	Joint Press Release dated September 21, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

The schedules and exhibits to this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request. AMTI may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules or exhibits so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

APPLIED MOLECULAR TRANSPORT INC.

Date: September 21, 2023	By:	/s/ Shawn Cross
Shawn Cross
Chief Executive Officer and Chair of the Board of Directors

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

Among

Cyclo Therapeutics, Inc.

Cameo Merger Sub, Inc.

And

Applied Molecular Transport Inc.

Dated as of September 21, 2023

i

Exhibits

Exhibit A	Form of Company Voting Agreement
Exhibit B	Form of Certificate of Incorporation of Surviving Corporation
Exhibit C	Knowledge Parties
Schedule I	Illustration of Exchange Ratio
Schedule II	Illustration of Company Net Cash Amount

Privileged & Confidential

Index of Defined Terms

ACA	Section 3.11(h)
Advarra	Section 3.23(b)
Acceptable Confidentiality Agreement	Section 9.03
Action	Section 3.10
Affiliate	Section 9.03
Agreement	Preamble
Ancillary Agreements	Section 9.03
Book Entry Shares	Section 2.02(b)
Breach	Section 9.03
Business Data	Section 9.03
Business Day	Section 9.03
Business Systems	Section 9.03
Cash and Cash Equivalents	Section 9.03
Certificate of Merger	Section 1.03
Closing	Section 1.02
Closing Date	Section 1.02
Code	Section 9.03
Company	Preamble
Company Board	Section 3.04
Company Business	Section 9.03
Company Bylaws	Section 9.03
Company Capital Stock	Section 9.03
Company Cash Report	Section 5.01(e)
Company Certificate of Incorporation	Section 9.03
Company Common Stock	Section 9.03
Company Contribution	Section 3.14(f)
Company DC Plans	Section 6.04(d)
Company Disclosure Schedules	Article III
Company ESPP	Section 9.03
Company Financial Statements	Section 3.07(b)
Company IP	Section 9.03
Company-Licensed IP	Section 9.03
Company Material Adverse Effect	Section 9.03
Company Material Contracts	Section 3.17(a)
Company Net Cash Amount	Section 9.03
Company Net Cash Amount Closing
Schedule	Section 6.17
Company Options	Section 9.03
Company Organizational Documents	Section 9.03
Company Outstanding Shares	Section 9.03
Company-Owned IP	Section 9.03
Company Permits	Section 3.06
Company Per Share Value	Section 9.03
Company Plans	Section 9.03
Company Preferred Stock	Section 9.03
Company Products	Section 9.03
Company PSUs	Section 9.03
Company Reimbursement Payment	Section 6.06(c)
Company RSUs	Section 9.03
Company SEC Documents	Section 3.07(a)
Company SEC Reports	Section 9.03
Company Software	Section 9.03
Company Stockholder Approval	Section 3.19
Company Stockholders Meeting	Section 6.01(d)

Company Transaction Litigation	Section 6.12
Company Voting Agreements	Preamble
Confidential Information	Section 9.03
Confidentiality Agreement	Section 9.03
Contract	Section 9.03
Control	Section 9.03
COVID-19	Section 9.03
COVID-19 Measures	Section 9.03
D&O Insurance	Section 6.05(a)
D&O Tail Insurance	Section 6.05(a)
Development Partner	Section 9.03
DGCL	Section 1.01
Disabling Devices	Section 9.03
DTC	Section 2.02(i)
Effect	Section 9.03
Effective Time	Section 1.03
Electronic Delivery	Section 9.06
Environmental Laws	Section 9.03
Environmental Permits	Section 3.16
Equity Interest	Section 9.03
ERISA	Section 3.11(a)
ERISA Affiliate	Section 3.11(a)
Event	Section 9.03
Exchange Act	Section 9.03
Exchange Agent	Section 2.02(a)
Exchange Fund	Section 2.02(a)
Exchange Ratio	Section 9.03
FDA	Section 9.03
Federal Health Care Program	Section 9.03
Form S-4	Section 3.08
GAAP	Section 9.03
Governmental Authority	Section 9.03
Hazardous Substance	Section 9.03
Health Care Laws	Section 9.03
HIPAA	Section 9.03
IIRIRA	Section 3.12(f)
IND 148165	Section 6.19
Indebtedness	Section 9.03
Indemnified Party	Section 6.05(a)
Insurance Policy	Section 3.18
Intellectual Property	Section 9.03
IRS	Section 3.11(a)
Joint Proxy Statement/Prospectus	Section 9.03
Knowledge	Section 9.03
Law	Section 9.03
Lease	Section 3.13(b)
Lease Documents	Section 3.13(b)
Leased Real Property	Section 9.03
Lien	Section 9.03
Losses	Section 6.05(b)
Made Available	Section 9.03
Merger	Preamble
Merger Consideration	Section 2.01(d)
Merger Sub	Preamble

v

Nasdaq	Section 9.03
OIG	Section 9.03
Order	Section 9.03
Ordinary Course of Business	Section 9.03
Outside Date	Section 8.01(b)(i)
Owned Real Property	Section 9.03
Parent	Preamble
Parent Articles of Incorporation	Section 9.03
Parent Board	Section 4.05
Parent Business	Section 9.03
Parent Bylaws	Section 9.03
Parent Capital Stock	Section 4.04(a)
Parent Common Stock	Section 9.03
Parent Contribution	Section 4.12(e)
Parent Disclosure Schedules	Article IV
Parent Financial Statements	Section 4.08(b)
Parent IP	Section 9.03
Parent IT Systems	Section 4.13
Parent-Licensed IP	Section 9.03
Parent Material Adverse Effect	Section 9.03
Parent Options	Section 9.03
Parent Organizational Documents	Section 9.03
Parent-Owned IP	Section 9.03
Parent Per Share Price	Section 9.03
Parent Personal Data	Section 4.13
Parent Permits	Section 4.07
Parent Preferred Stock	Section 4.04(a)
Parent Products	Section 9.03
Parent Reimbursement Payment	Section 6.06(e)
Parent SEC Documents	Section 4.08(a)
Parent SEC Reports	Section 9.03
Parent Stock Plans	Section 9.03
Parent Stockholders Meeting	Section 6.01(e)
Parent Subsidiaries	Section 4.01(a)
Parent Warrant	Section 9.03
Paycheck Protection Program	Section 3.15(s)
Permitted Lien	Section 9.03
Person	Section 9.03
Personal Information	Section 9.03
Pharmaceutical Regulatory Authorities	Section 3.25(a)
Pharmaceutical Regulatory Laws	Section 3.25(b)

Pharmaceutical Regulatory Permits	Section 3.25(a)
Plan	Section 3.11(a)
Privacy Requirements	Section 3.14(h)(i)
Privacy/Data Security Laws	Section 9.03
Protected Health Information	Section 9.03
Reference Date	Section 3.03(a)
Registered Company IP	Section 9.03
Registered Parent IP	Section 9.03
Related Party Agreement	Section 3.21
Related Person	Section 9.03
Release	Section 9.03
Remedies Exceptions	Section 3.04
Representative	Section 9.03
Requisite Parent Vote	Section 4.05
Rollover Option	Section 2.03(a)(i)
Sanctioned Country	Section 9.03
Sanctioned Person	Section 9.03
Sanctions	Section 9.03
Sarbanes-Oxley Act	Section 3.07(d)
SEC	Section 9.03
Securities Act	Section 9.03
Security Incident	Section 9.03
Senior Executive Change in Control and Severance Policy	Section 9.03
Share Issuance	Section 1.01
Software	Section 9.03
Subsidiary	Section 9.03
Surviving Corporation	Section 1.01
Tax	Section 3.15(u)
Tax Return	Section 3.15(u)
Taxes	Section 3.15(u)
Trade Laws	Section 9.03
Transactions	Section 1.01
Transfer Taxes	Section 6.08
Treasury Regulations	Section 9.03
WARN Act	Section 3.12(c)
Willful Breach	Section 9.03

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER dated as of September 21, 2023 (this “Agreement”), is among Cyclo Therapeutics, Inc., a Nevada corporation (“Parent”), Cameo Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a direct, wholly-owned subsidiary of Parent, and Applied Molecular Transport Inc., a Delaware corporation (the “Company”).

The Board of Directors of each of Parent, Merger Sub and the Company have approved (i) the merger (the “Merger”) of Merger Sub into the Company on the terms and subject to the conditions set forth in this Agreement, (ii) the Transactions and (iii) the execution, delivery and performance of this Agreement and the consummation of the Merger and the Transactions.

Parent has received voting and support agreements substantially in the form attached as Exhibit A hereto (collectively, the “Company Voting Agreements”) signed by the Company and the Company’s officers and directors.

Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

Accordingly, intending to be legally bound, the parties hereby agree as follows:

ARTICLE I

The Merger

Section 1.01 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation and as a wholly-owned subsidiary of Parent (the “Surviving Corporation”) under the laws of the State of Delaware. The Merger, the issuance by Parent of Parent Common Stock in connection with the Merger (the “Share Issuance”) and the other transactions contemplated by this Agreement and the Ancillary Agreements are referred to herein as the “Transactions”.

Section 1.02 Closing. Unless this Agreement is earlier and validly terminated pursuant to Section 8.01 hereof, the closing of the Merger (the “Closing”) shall take place no later than the second Business Day following the date on which each of the conditions set forth in Article VII are satisfied or, to the extent permitted by Law, waived by the party entitled to waive such condition (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or waiver by the party entitled to waive such conditions), pursuant to an electronic exchange of documents and closing deliverables required by this Agreement, unless another time or place is mutually agreed upon in writing between Parent and the Company. The date on which the Closing occurs is referred to herein as the “Closing Date”.

Section 1.03 Effective Time. Before the Closing, the parties shall prepare, and on the Closing Date, the parties shall file a certificate of merger or other appropriate documents in a form reasonably agreed between the parties (in any such case, the “Certificate of Merger”) with the Delaware Secretary of State of the State of Delaware, executed in accordance with the relevant provisions of the DGCL, and the parties shall make all other filings or recordings required under the DGCL. The Merger shall become effective upon the due filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such subsequent time or date at the time specified in the Certificate of Merger (the “Effective Time”).

Section 1.04 Effects. At the Effective Time, Merger Sub shall be merged with and into the Company, the separate existence of Merger Sub shall cease, and the Company shall continue as the Surviving Corporation in the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL and in this Agreement.

Section 1.05 Certificate of Incorporation and Bylaws. At the Effective Time, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated in its entirety to read as set forth on Exhibit B, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation until thereafter further amended in accordance with the DGCL. In addition, at the Effective Time, the bylaws of the Company as in effect immediately prior to the Effective Time shall be amended and restated in their entirety to conform to the bylaws of Merger Sub, except that all references to the name of Merger Sub therein shall be changed to refer to the name of the Company, and, as so amended and restated, such bylaws shall be the bylaws of the Surviving Corporation, until further amended in accordance with the DGCL.

Section 1.06 Directors. The directors of Merger Sub immediately before the Effective Time shall be the directors of the Surviving Corporation immediately after and following the Effective Time, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 1.07 Officers. The officers of Merger Sub immediately before the Effective Time shall be the officers of the Surviving Corporation immediately after and following the Effective Time, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

Effect on the Shares of the

Constituent Corporations; Exchange of Shares

Section 2.01 Effect on Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of Company Common Stock or any shares of capital stock of Merger Sub or any other Person:

(a) Shares of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation.

(b) Cancelation of Treasury Shares and Parent-Owned Shares. Each share of Company Common Stock that is owned by the Company, Parent or Merger Sub and reserved for issuance and allocation shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and no Parent Common Stock or other consideration shall be delivered or deliverable in exchange therefor.

(c) Conversion of Company Common Stock. Subject to Sections 2.01(b) and 2.02(e), each issued and outstanding share of Company Common Stock held by shareholders of the Company immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 2.01(b) or Section 2.03) shall be cancelled and extinguished and will be automatically converted into the right to receive a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio.

(d) The shares of Parent Common Stock to be issued upon the conversion of Company Common Stock pursuant to this Section 2.01(d) is referred to as the “Merger Consideration”. As of the Effective Time, all such Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a Book Entry Share representing any such Company Common Stock shall cease to have any rights with respect thereto, except the right to receive Merger Consideration upon surrender of such Book Entry Share in accordance with Section 2.02 and any distributions or dividends payable pursuant to Section 2.02(c).

(e) Stock Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, (x) the outstanding shares of Parent Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, stock split, reverse stock split or a stock dividend thereon shall be declared with a record date within said period or (y) the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, stock split, reverse stock split or a share dividend thereon shall be declared with a record date within said period, then in each case, the Exchange Ratio shall be appropriately and equitably adjusted.

Section 2.02 Exchange of Shares.

(a) Exchange Agent. At the Closing, Parent shall deposit with VStock Transfer, LLC or a bank or trust company designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Company Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, non-certificated shares of Parent Common Stock represented by book entry issuable pursuant to Section 2.01 in exchange for outstanding Company Common Stock. Parent shall, after the Effective Time on the appropriate payment date, if applicable, provide, or cause to be provided, to the Exchange Agent any dividends or other distributions payable on such shares of Parent Common Stock pursuant to Section 2.02(c) hereof (such shares of Parent Common Stock provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Parent

Common Stock contemplated to be issued pursuant to Section 2.01 out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures. The Surviving Corporation shall instruct the Exchange Agent to provide, as soon as reasonably practicable after the Effective Time, to each holder of record of a non-certificated shares of Company Common Stock represented by book entry (“Book Entry Shares”) that immediately before the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive Merger Consideration pursuant to Section 2.02(c), an “agent’s message” in customary form (it being understood that the holders of Book Entry Shares will be deemed to have surrendered such Book Entry Shares upon receipt of an “agent’s message” or such other evidence, if any, as the Exchange Agent may reasonably request). Upon receipt of such “agent’s message”, the holder of such Book Entry Shares shall be entitled to receive in exchange therefor the number of whole shares of Parent Common Stock, if any, which the aggregate number of Company Common Stock previously represented by such Book Entry Shares shall have been converted pursuant to Section 2.01(c) into the right to receive, and the Book Entry Shares so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made and shares may be issued to a Person other than the Person in whose name the Book Entry Shares so surrendered is registered if such Book Entry Shares shall be in proper form for transfer and the Person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of such Book Entry Shares or establish to the satisfaction of Parent that such tax has been paid or is not applicable. Subject to the last sentence of Section 2.02(c), until surrendered as contemplated by this Section 2.02(b), each Book Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration into which the Company Common Stock theretofore represented by such Book Entry Share have been converted pursuant to Section 2.01.

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any Book Entry Share formerly representing Company Common Stock with respect to the shares of Parent Common Stock issuable upon surrender thereof until the surrender of such Book Entry Share in accordance with this Article II. Subject to applicable Law, following surrender of any such Book Entry Share, there shall be paid to the holder of the Book Entry Share representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but before such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(d) No Further Ownership Rights in Company Common Stock. The Merger Consideration issued (and paid) in accordance with the terms of this Article II upon conversion of any Company Common Stock shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such Company Common Stock (other than the right to receive dividends or other distributions, if any, in accordance with Section 2.02(c)). After the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of Company Common Stock that were outstanding immediately before the Effective Time. If, after the Effective Time, any Book Entry Shares formerly representing Company Common Stock are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(e) No Fractional Shares. No shareholder of Company Common Stock shall be entitled to fractional shares of Parent Common Stock in connection with the Merger Consideration received pursuant to Section 2.01. For purposes of this Section 2.02(e), the number of shares of Parent Common Stock to which a single record shareholder of Company Common Stock would be entitled pursuant to Section 2.01(c) shall be aggregated and rounded up to the nearest whole share.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of Company Common Stock for six (6) months from and after the Closing Date shall be delivered to Parent, upon written demand, and any holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for Merger Consideration and any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.02(c).

(g) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of Parent, Merger Sub, the Company, the Surviving Corporation, the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Book Entry Share has not been surrendered before five years after the Effective Time (or immediately before such earlier date on which Merger Consideration or any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.02(c) in respect of such Book Entry Share would otherwise escheat to or become the property of any Governmental Authority), any such shares, dividends or distributions in respect of such Book Entry Share shall, to the extent permitted by Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(h) Withholding Rights. Parent, the Company, Merger Sub and the Surviving Corporation (and their respective agents and Affiliates) shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority, the applicable payor will be treated as though it (i) withheld an appropriate amount of the type of consideration otherwise payable pursuant to this Agreement to such Person, sold such consideration for an amount of cash equal to the fair market value of such consideration at the time of such deemed sale and paid such cash proceeds to the appropriate taxing authority and (ii) paid such amount of the type of consideration otherwise payable to such Person for all purposes of this Agreement.

(i) DTC Cooperation. In the event cooperation with the Depository Trust Company (“DTC”) is required to implement the purpose and effect of Section 2.02, the parties shall cooperate in good faith with DTC, and Parent shall cause each of the Exchange Agent and the Surviving Corporation to cooperate in good faith with DTC.

Section 2.03 Company Equity Awards; ESPP.

(a) As soon as practicable following the date of this Agreement, but in all events prior to the Effective Time, the Company Board (or, if appropriate, any duly-authorized committee thereof administering any Plans) shall adopt such resolutions and take all such other actions as may be required to effect the following:

(i) At the Effective Time, by virtue of and conditioned on the Closing, each Company Option with an exercise price per share that is equal to or less than $0.40, to the extent then outstanding and unexercised, shall, automatically and without any action on the part of the holder thereof, be converted into an option to acquire a number of shares of Parent Common Stock at an adjusted exercise price per share, in each case, as determined under this Section 2.03(a)(i) (each such converted option, a “Rollover Option”). Each Rollover Option shall be subject to the same terms and conditions as were applicable to such corresponding Company Option as of immediately prior to the Effective Time, except to the extent such terms or conditions are rendered inoperative by the Transactions. Accordingly, effective as of the Effective Time: (A) each such Rollover Option shall be exercisable solely for shares of Parent Common Stock; (B) the number of shares of Parent Common Stock subject to each Rollover Option shall be determined by multiplying (1) the number of shares of Company Common Stock subject to the corresponding Company Option as of immediately prior to the Effective Time by (2) the Exchange Ratio, and then rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; and (C) the per share exercise price for the Parent Common Stock issuable upon exercise of such Rollover Option shall be determined by dividing (1) the per share exercise price of the Company Option as in effect as of immediately prior to the Effective Time, by (2) the Exchange Ratio, and then rounding the resulting exercise price up to the nearest whole cent. Notwithstanding the foregoing, the conversions described in this Section 2.03(a)(i) will be subject to such modifications, if any, as are required to cause the conversions to be made in a manner consistent with the requirements of Section 409A of the Code and, in the case of any Company Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent Common Stock purchasable pursuant to such Company Option shall be determined subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code.

(ii) At the Effective Time, by virtue of and conditioned on the Closing, each Company Option with an exercise price per share that is greater than $0.40, to the extent then outstanding and unexercised, shall, automatically and without any action on the part of the holder thereof, be cancelled and extinguished for no consideration and be of no further force or effect.

(b) At or prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board, as applicable, shall adopt any resolutions and take all steps necessary to cause such Company Plan(s) to terminate at or prior to the Effective Time.

(c) Prior to the Effective Time, all Company PSUs and Company RSUs shall be fully settled, including any payment or satisfaction of all tax liabilities associated with such settlement, by the Company and the Company Board and the compensation committee of the Company Board, as applicable, shall adopt any resolutions and take all steps necessary to cause the settlement of the Company PSUs and Company RSUs prior to the Effective Time.

(d) Parent shall take all corporation action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of the Company Options assumed in accordance with this Section 2.03. As soon as reasonably practicable after the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Common Stock subject to such Company Options and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Company Options remain outstanding. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, Parent shall administer the Company Plans assumed pursuant to this Section 2.03 in a manner that complies with Rule 16b-3 of the SEC to the extent the applicable Company Plan complied with such rule before the Merger.

(e) As soon as practicable following the date of this Agreement, but in all events prior to the Effective Time, the Company Board (or, if appropriate, any duly-authorized committee thereof administering the Company ESPP) shall adopt such resolutions and take all such other actions as may be required to, in accordance with the terms of the Company ESPP, terminate the Company ESPP and distribute the Contribution (as defined in the Company ESPP) to all Participants (as defined in the Company ESPP). For the avoidance of doubt, the Company ESPP shall not be continued, assumed or substituted for by Parent or Merger Sub or any affiliates thereof as part of the transactions contemplated hereunder.

ARTICLE III

Representations and Warranties of the Company

Except (a) as set forth in the disclosure schedules delivered by the Company to Parent prior to the execution and delivery of this Agreement (the “Company Disclosure Schedules”) or (b) as disclosed in the Company SEC Reports (excluding any forward-looking disclosures set forth in any risk factor section and any disclosure in any section relating to forward-looking statements and any other disclosures included in such Company SEC Reports to the extent they are predictive or forward-looking in nature, other than historical facts included therein) (it being acknowledged that nothing disclosed in a Company SEC Report will be deemed to modify or qualify the representations and warranties set forth in Section 3.01 (Organization and Qualification; Subsidiaries), Section 3.03 (Capitalization), and Section 3.04 (Authority Relative to this Agreement; Execution; Enforceability)), the Company represents and warrants to Parent and Merger Sub, as of the date hereof and as of the Closing Date, as set forth in the statements contained in this Article III. The Company Disclosure Schedules shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article III, and the disclosure in any section of the Company Disclosure Schedules shall be deemed to qualify other sections in this Article III to the extent that it is reasonably apparent on the face of such disclosure that such disclosure also qualifies or applies to such other sections.

Section 3.01 Organization and Qualification.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted except where the failure to have such power and authority would not be material to the Company, taken as a whole. The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that has not had, and would not have a Company Material Adverse Effect.

(b) The Company does not (and has not since its inception), directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or business association or other entity.

Section 3.02 Certificate of Incorporation and Bylaws. The Company has, prior to the date of this Agreement, Made Available a complete and correct copy of the certificate of incorporation and the bylaws or equivalent organizational documents, each as amended to date, of the Company. Such certificates of incorporation, bylaws or equivalent organizational documents are in full force and effect. The Company is not in violation of any of the provisions of its certificate of incorporation, bylaws or equivalent organizational documents.

Section 3.03 Capitalization.

(a) The authorized capital stock of the Company consists of 450,000,000 shares of Company Common Stock and 50,000,000 shares of Company Preferred Stock. At the close of business on September 15, 2023 (the “Reference Date”), (i) 39,918,647 shares of Company Common Stock are issued and outstanding, (ii) no shares of Company Preferred Stock are issued and outstanding, (iii) 3,055,249 shares of Company Common Stock are reserved for future issuance pursuant to outstanding Company Options granted pursuant to the Company Plans or otherwise, (iv) 149,471 shares of Company Common Stock are reserved for future issuance pursuant to outstanding Company RSUs granted pursuant to the Company Plans or otherwise and (v) 2,835,839 shares of Company Common Stock are reserved for future issuance pursuant to outstanding Company PSUs granted pursuant to the Company Plans or otherwise.

(b) Other than the Company Options, Company RSUs, and Company PSUs, there are no options, restricted shares, restricted share units, phantom equity awards, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or obligating the Company to issue or sell any shares of capital stock of, or other equity interests in, the Company. The Company is not party to, or otherwise bound by, and the Company has not granted, any equity appreciation rights, participations, phantom equity or similar rights. There are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of the Company Common Stock, Company Preferred Stock or any of the equity interests or other securities of the Company. The Company does not have any outstanding bonds, debentures, notes or other debt securities the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(c) Section 3.03(c) of the Company Disclosure Schedules sets forth, the following information, as of the date hereof, with respect to each Company Option outstanding: (i) the name of the holder of the Company Option; (ii) whether or not the Company Option was granted pursuant to the Company Plans, and if so, the specific Company Plan; (iii) the number of shares of the Company subject to such Company Option; (iv) the exercise or purchase price of such Company Option; (v) the date on which such Company Option was granted; (vi) the vesting schedule of each Company Option with an exercise price less than or equal to $0.40 and (vii) the date on which such Company Option expires. The Company has Made Available an accurate and complete copy of the Company Plans pursuant to which the Company has granted the Company Options that are currently outstanding and the form of all stock award agreements evidencing such Company Options. All shares of the Company subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. The treatment of Company Options under Section 2.03 hereof is permitted under the Company Plans, applicable Laws, and the underlying individual agreements for such equity awards without obtaining the consent of any holder thereof. As of the date hereof, the Company has no outstanding commitments to grant Company Options.

(d) Section 3.03(d) of the Company Disclosure Schedules sets forth, the following information, as of the date hereof, with respect to each Company RSU outstanding: (i) the name of the Company RSU recipient; (ii) whether or not the Company RSU was granted pursuant to the Company Plans, and if so, the specific Company Plan; (iii) the number of shares of the Company subject to such Company RSU; (iv) the date on which such Company RSU was granted; and (v) the conditions under or the date on which such Company RSU vests, including acceleration of vesting provisions applicable thereto. The Company has Made Available an accurate and complete copy of the Company Plans pursuant to which the Company has granted the Company RSUs that are currently outstanding and the form of all stock award agreements evidencing such Company RSUs. All shares of the Company subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. The treatment of Company RSUs under Section 2.03 hereof is permitted under the Company Plans, applicable Laws, and the underlying individual agreements for such equity awards without obtaining the consent of any holder thereof. As of the date hereof, the Company has no outstanding commitments to grant Company RSUs.

(e) Section 3.03(e) of the Company Disclosure Schedules sets forth, the following information, as of the date hereof, with respect to each Company PSU outstanding: (i) the name of the Company PSU recipient; (ii) whether or not the Company PSU was granted pursuant to the Company Plans, and if so, the specific Company Plan; (iii) the number of shares of the Company subject to such Company PSU; (iv) the date on which such Company PSU was granted; and (v) the conditions under or the date on which such Company PSU vests, including acceleration of vesting provisions applicable thereto. The Company has Made Available an accurate and complete copy of the Company Plans pursuant to which the Company has granted the Company PSUs that are currently outstanding and the form of all stock award agreements evidencing such Company PSUs. All shares of the Company subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. The treatment of Company PSUs under Section 2.03 hereof is permitted under the Company Plans, applicable Laws, and the underlying individual agreements for such equity awards without obtaining the consent of any holder thereof. As of the date hereof, the Company has no outstanding commitments to grant Company PSUs.

(f) There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of the Company (other than (i) the withholding of shares of Company Capital Stock to satisfy Tax obligations with respect to awards granted pursuant to the Company Plans and (ii) the acquisition by the Company of awards granted pursuant to the Company Plans in connection with the forfeiture of such awards) or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any person.

(g) (i) There are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Option, or Company RSU or Company PSU as a result of the proposed transactions herein, and (ii) all outstanding shares of the Company, all outstanding Company Options, Company RSUs and Company PSUs have been issued and granted in compliance with (A) all applicable securities laws and other applicable laws and (B) all pre-emptive rights and other requirements set forth in applicable contracts to which the Company is a party.

(h) All outstanding shares of Company Capital Stock have been issued and granted in (i) transactions exempt from registration under the Securities Act and the rules and regulations promulgated thereunder and all applicable state securities or “blue sky laws”, and (ii) compliance with (A) applicable securities Laws and other applicable Laws, in all material respects, and (B) any pre-emptive rights and other similar requirements set forth in applicable Contracts to which the Company is a party.

Section 3.04 Authority Relative to this Agreement; Execution; Enforceability. The Company has all necessary power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder and, subject to receiving the Company Stockholder Approval, to consummate the Transactions. The execution and delivery of this Agreement and each Ancillary Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or any Ancillary Agreements or to consummate the Transactions (other than, with respect to the Merger, the Company Stockholder Approval, and the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, by general equitable principles (the “Remedies Exceptions”). The Board of Directors of the Company (the “Company

Board”), at a meeting duly called and held, adopted resolutions (i) approving this Agreement and the Ancillary Agreements, the Merger and the other Transactions, (ii) determining that the terms of the Merger and the other Transactions are in the best interests of the Company, and (iii) recommending that the Company’s shareholders approve the Merger. To the Knowledge of the Company, no other state takeover statute is applicable to this Agreement or any Ancillary Agreement, the Merger, the Share Issuance, or any other Transaction.

Section 3.05 No Conflicts; Consents.

(a) The execution and delivery of this Agreement by the Company does not, and subject to receipt of the filing and recordation of appropriate merger documents as required by the DGCL and of the consents, approvals, authorizations or permits, filings and notifications contemplated by Section 3.05(b), the performance of this Agreement by the Company will not (i) conflict with or violate the Company Organizational Documents, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 3.05(b) have been obtained and all filings and obligations described in Section 3.05(b) have been made, conflict with or violate any Law applicable to the Company or by which any property or asset of the Company is bound or affected, or (iii) to the Knowledge of the Company, result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any property or asset of the Company pursuant to, any Company Material Contract or any Company Permit, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences as would not be material to the Company, taken as a whole.

(b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, license, permit, franchise, authorization or permit of, or filing with or notification to any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, state securities or “blue sky” laws and state takeover laws, such filings and consents as may be required under the rules and regulations of Nasdaq and filing and recordation of appropriate merger documents as required by the DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have a Company Material Adverse Effect.

Section 3.06 Permits; Compliance. To the Knowledge of the Company, the Company is, and has been at all times, in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, registrations, and orders of any Governmental Authority necessary and required for the Company to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”), except where the failure to have such Company Permits would not be material to the Company. No suspension, revocation, or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened except, in each case, where such suspension, revocation, or cancellation would not have a Company Material Adverse Effect. To the Knowledge of the Company, the Company (i) is not in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any such Company Permit, except where the default or violation of such Company Permit would not have a Company

Material Adverse Effect, and (ii) has not received any written notice or other communication from a Governmental Authority regarding any violation of any such Company Permits, that it intends to cancel, suspend, revoke, or not renew any such Company Permit, except, in each case, where such default, violation or notice would not have a Company Material Adverse Effect. The Company is not in conflict with, or in default, breach or violation of, (a) to the Knowledge of the Company, any Laws applicable to the Company or by which any property or asset of the Company is bound or affected, except where the default, breach or violation would not be material to the Company, or (b) any Company Material Contracts or Company Permits, except where the default, breach or violation of the Company Material Contracts or Company Permits would not have a Company Material Adverse Effect.

Section 3.07 SEC Documents; Undisclosed Liabilities.

(a) The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company with the SEC (the “Company SEC Documents”) since January 1, 2021 and prior to the date of this Agreement. As of its respective date, each Company SEC Document complied in all material respects with the requirements of the Exchange Act, the Securities Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document, and, except to the extent that information contained in such Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Company SEC Document, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) The financial statements of the Company filed with the Company SEC Documents (the “Company Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Company Financial Statements fairly present the financial condition and the results of operations, cash flows and changes in stockholders’ equity of the Company as of the respective dates of and for the periods referred to in the Company Financial Statements, all in accordance with GAAP. The Company Financial Statements: (i) have been prepared from the books and records of the Company in accordance with GAAP consistently applied during the periods covered thereby (except as otherwise disclosed therein and, in the case of unaudited interim financial statements as may be permitted by the SEC for Quarterly Reports on Form 10-Q); (ii) are complete and correct in all material respects; and (iii) fairly present in all material respects the financial condition and the results of operations, cash flows and changes in stockholders’ equity of the Company as of the respective dates of and for the periods referred to in the Company Financial Statements. The books and records of the Company are true and complete in all material respects, have been maintained in accordance with sound business practices and accurately present and reflect in all material respects all of the transactions and actions therein described.

(c) The Company has no liabilities or obligations of a nature required by GAAP to be reflected on a balance sheet of the Company or in the notes thereto, except (i) as disclosed, reflected or reserved against in the most recent balance sheet included in the Company Financial Statements or the notes thereto, (ii) arising pursuant to this Agreement or the Ancillary Agreements or incurred in connection with the Transactions, or (iii) fees and expenses payable to any accountant, outside legal counsel or financial advisor which are incurred in connection with the negotiation of this Agreement or the consummation of the Transactions. This representation shall not be deemed breached as a result of changes in GAAP or in Law after the date hereof.

(d) The Company maintains, and at all times since June 5, 2020, has maintained, a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) reasonably designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and the Company Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) for the year ended December 31, 2022, and, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, that assessment concluded that those controls were effective.

(e) The Company maintains, and at all times since June 5, 2020, has maintained disclosure controls and procedures as defined in and required by Rule 13a-15 or 15d-15 under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed (both financial and non-financial) in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(f) The Company is in compliance in all material respects with all current listing and corporate governance requirements of the Nasdaq.

(g) Except for matters resolved prior to the date hereof, since June 5, 2020, (i) none of the Company or any of its directors or officers, nor, to the Knowledge of the Company, any of its employees, auditors, accountants or other Representatives has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls, including any complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practice, except as would not, individually or in the aggregate, reasonably be expected to be material to the preparation or accuracy of the Company’s financial statements and (ii) the Company has not had any “material weakness” or “significant deficiency” that has not been resolved to the satisfaction of the Company’s auditors.

(h) The Company is not a party to, and has no commitment to become a party to: (i) any joint venture, off-balance sheet partnership, or any similar Contract or arrangement (including any such Contract or arrangement relating to any such transaction or relationship between or among the Company, on the one hand, and any other Person, including any structured finance, special purpose, or limited purpose Person, on the other hand); or (ii) any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(i) Since June 5, 2020: (i) neither the Company nor any director or officer of the Company has received any oral or written complaint, allegation, assertion, or claim regarding the financial accounting, internal accounting controls, or auditing practices, procedures, methodologies, or methods of the Company or any oral or written complaint, allegation, assertion, or claim from employees of the Company regarding questionable financial accounting or auditing matters with respect to the Company; and (ii) no attorney representing the Company, whether or not employed by the Company, has reported credible evidence of any material violation of securities Laws, breach of fiduciary duty, or similar material violation by the Company or any of its officers, directors, employees, or agents to the Company Board or any committee thereof, or to the chief executive officer, chief financial officer, or general counsel of the Company.

Section 3.08 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Share Issuance (the “Form S-4”) will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or (ii) the Joint Proxy Statement/Prospectus will, at the date it is first mailed to the Company’s stockholders and Parent’s stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub or any of their officers, directors, representatives, agents or employees in writing for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus.

Section 3.09 Absence of Certain Changes or Events. Since June 30, 2023 and prior to the date of this Agreement, or as expressly contemplated by this Agreement and except as disclosed in the Company SEC Documents, (a) the Company has conducted its business in all material respects in the Ordinary Course of Business (other than due to any actions taken related to COVID-19 or any COVID-19 Measure), (b) the Company has not sold, assigned or otherwise transferred any right, title, or interest in or to any of its material assets (including Intellectual Property and Business Systems) other than non-exclusive licenses or assignments or transfers in the Ordinary Course of Business, (c) there has not been any Company Material Adverse Effect, and (d) the Company has not taken any action that, if taken after the date of this Agreement, would require the consent of Parent under Section 5.01(a) (excluding Section 5.01(a)(ii) and Section 5.01(a)(vii)).

Section 3.10 Absence of Litigation. There is no litigation, suit, claim, action, proceeding, audit or investigation by or before any Governmental Authority (an “Action”) pending or, to the Knowledge of the Company, threatened against the Company, or any directors, officers or employees thereof in their capacity as such, or any property or asset of the Company before any Governmental Authority. Section 3.10 of the Company Disclosure Schedules sets forth all Actions since June 5, 2020. None of the Company, any officer or director of the Company in their capacity as such, nor any material property or asset of the Company is subject to any continuing contractual obligations pursuant to any order, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority. To the Knowledge of the Company, there are no SEC inquiries or investigations, other governmental inquiries or investigations, or internal investigations pending or, to the Knowledge of the Company, threatened, in each case regarding any accounting practices of the Company or any malfeasance by any officer or director of the Company in their capacity as such.

Section 3.11 Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Schedules has a complete list of all material Plans. “Plan” or “Plans” means all written and unwritten employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all bonus, stock option, stock purchase, restricted stock, restricted stock units, performance awards, incentive, commission, deferred compensation, retiree medical or life insurance, health, dental, disability, accidental death or disability, supplemental retirement, severance, change in control, offer letter, employment, fringe benefit, sick pay and vacation or other paid time off plans or arrangements or other compensation and/or employee benefit plans, programs or arrangements, in each case which are maintained, contributed to or sponsored by the Company or any member of a group described in Section 414 (b), (c), (m) or (o) of the Code or Section 4001(b)(2) of ERISA that includes the Company (“ERISA Affiliate”) for the benefit of any current or former employee, officer, director and/or consultant of the Company, or any ERISA Affiliate under which the Company, any ERISA Affiliate has or could incur any liability (contingent or otherwise). With respect to each material Plan, the Company has Made Available, if applicable, true, complete and correct copies, as applicable, of: (i) all documents embodying or governing such Plans (or for unwritten Plans a written description of the materials terms of such Plans) and any funding medium for the Plans; (ii) the most recent Internal Revenue Service (the “IRS”) determination or opinion letter; (iii) the most recently filed Form 5500; (iv) the most recent summary plan description (or other descriptions of the material terms of such Plans) and all modification; and (v) all non-routine correspondences to and from any Governmental Authority. There is no pending or, to the Knowledge of the Company, threatened action against or involving any Plan and, to the Knowledge of the Company, no facts exist that would give rise to any action, other than routine claims for benefits and domestic relations order proceedings. No Plan is, or was during the last six (6) years, the subject of an audit or other inquiry with the IRS, U.S. Department of Labor, PBGC or other Governmental Authority, nor is any Plan the subject of an active filing under any voluntary compliance, amnesty, closing agreement or other similar program sponsored by any Governmental Authority, and no completed audit, compliance filing or closing agreement has resulted in the imposition of any material tax, interest or penalty that has not been satisfied. Neither the Company nor any of its directors, officers, employees or, to the Knowledge of the Company, any plan fiduciary has any liability for failure to comply with ERISA, the Consolidated Omnibus Budget Reconciliation Act of 1985, the Health Insurance Portability and Accountability Act or the Code for any action or failure to act in connection with the administration or investment of any Plan.

(b) Each Plan that is intended to qualify under Section 401(a) of the Code is so qualified and has received a favorable determination or approval letter from the IRS with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such Plan for any period for such Plan would not otherwise be covered by an IRS determination and, to the Company’s Knowledge, no event or omission has occurred that would cause any Plan to lose such qualification or require corrective action to the IRS or Employee Plan Compliance Resolution System to maintain such qualification.

(c) None of the Plans is or was within the past six (6) years, nor does the Company or any ERISA Affiliate have nor may they have any liability or obligation under (i) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (ii) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) subject to Section 412 of the Code and/or Title IV of ERISA, (iii) a multiple employer plan subject to Section 413(c) of the Code, (iv) a multiple employer welfare arrangement under ERISA. No Plan that is intended to be qualified under Section 401(a) of the Code has ever held employer securities or employer real property as a plan asset, (v) a voluntary employees’ beneficiary association within the meaning of Section 501(c)(9) of the Code, or (vi) the Company has never maintained, established, sponsored, participated in or contributed to any self-insured or self-funded arrangement that provides group health benefits to retirees, employees or their dependents (including any such Plan pursuant to which a stop loss policy or contract applies). The Company is not, nor will it be obligated, whether under any Plan or otherwise, to pay separation, health care (other than as required by COBRA or similar state law), severance, termination or similar benefits to any person directly as a result of any Transaction contemplated by this Agreement, nor will any such transaction accelerate the time of payment or vesting, or increase the amount, of any benefit or other compensation due to any individual.

(d) To the Knowledge of the Company and except as would not be material to the Company, taken as a whole, each Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and is entitled to rely on a favorable opinion letter from the IRS, and, to the knowledge of the Company, no fact or event has occurred since the date of such opinion letter from the IRS that would reasonably expected to adversely affect the qualified status of any such Plan or the exempt status of any such trust.

(e) No Plans provide for any tax “gross-up” or similar “make-whole” payments.

(f) Any transfer of property which was subject to a substantial risk of forfeiture and which would otherwise have been subject to taxation under Section 83(a) of the Code is covered by a valid and timely filed election under Section 83(b) of the Code, and a copy of such election has been provided to the Company.

(g) All Plans which are “nonqualified deferred compensation” plans within the meaning of Section 409A of the Code have been operated and administered in compliance with Section 409A of the Code, and has been in material documentary compliance with Section 409A of the Code. No award (and no agreement or promise by the Company to make an award) under any Plans that provide for the granting of equity, equity-based rights, equity derivates or options to purchase equity has been backdated or has been granted with a purchase price that is less than fair market value of such equity as of the applicable grant date. The Company has no (i) liability for withholding taxes or penalties or penalties due under Code Section 409A or (ii) obligation to indemnify or gross-up for any taxes under Code Sections 409A or 4999.

(h) To the extent applicable, the Company and each Plan are in compliance within all material respects the Patient Protection and Affordable Care Act (the “ACA”), including compliance with all filing and reporting requirements, all waiting periods and the offering of affordable health insurance coverage compliant with the ACA to all employees and contractors who meet the definition of a full time employee under the ACA. The Company is not otherwise liable or responsible for any assessable payment, taxes, or other penalties under Section 4980H of the Code or otherwise under the ACA or in connection with requirements relating thereto.

(i) Except as set forth in Section 3.11(i) of the Company Disclosure Schedules, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (whether alone or in connection with any event or events, including termination of service): (i) entitle any current or former service provider of the Company to any compensation or benefits due under any plan, program, agreement or arrangement, (ii) accelerate the time at which any compensation, benefits or award may become payable, vested or required to be funded in respect of any current or former service provider of the Company, (iii) require any contributions or payments to fund any obligations under any Plan or (iv) result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code.

(j) The Company nor any ERISA Affiliate, nor to the Company’s Knowledge, any fiduciary, trustee or administrator of any Plan, has engaged in or, in connection with the transactions contemplated by this Agreement, will engage in any transaction with respect to any Plan which would subject any such Plan, the Company, ERISA Affiliate or Parent to a tax, penalty, or liability for a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.

(k) Except as set forth in Section 3.11(k) of the Company Disclosure Schedules, no Plan or other benefit arrangement covers any employee or former employee outside of the United States, and the Company has never been obligated to contribute to any such plan.

(l) To the Knowledge of the Company and except as would not be material to the Company, taken as a whole, all contributions, premiums or payments required to be made with respect to any Plan have been timely made to the extent due or properly accrued on the financial statements of the Company.

Section 3.12 Labor and Employment Matters.

(a) The Company has Made Available to Parent a true, correct and complete list of all employees of the Company as of the date hereof, including any employee who is on a leave of absence of any nature, authorized or unauthorized, that sets forth for each such individual the following, in each case, as of the date hereof (except as specified in clause (viii) or (viii), which shall be as of the dates specified therein): (i) title or position (including whether full or part time); (ii) work location; (iii) employing entity; (iv) hire date; (v) status as exempt or non-exempt from wage and hour requirements; (vi) current annual base compensation rate (or, for hourly employees, the applicable hourly compensation rate); (vii) target cash commission, bonus or other cash-based incentive based compensation target for 2023; (viii) accrued paid time off as of December 31, 2022; and (ix) anticipated return to work date if employee is on a leave of absence. As of the date hereof, all compensation, including wages, commissions and bonuses and any severance, earned, due, and payable to all current and former employees of the Company for services performed on or prior to the date hereof have been paid in full (or are accrued in full in the Company’s financial statements). All employees of the Company are employed at-will (other than any jurisdiction where at-will employment is not permitted by Law).

(b) The Company is not, and has not been for the past five years, a party to, bound by, or negotiating any collective bargaining agreement or other contract with a union, works council or labor organization applicable to persons employed by the Company, nor, to the Knowledge of the Company, (i) are there any activities or proceedings of any labor union to organize any such employees, (ii) the Company does not have a duty to bargain with any such union or organization with respect to wages, hours or other terms and conditions of employment of any of their employees; (iii) there are no unfair labor practice complaints pending against the Company before the National Labor Relations Board or similar state or foreign agency; and (iv) there has never been, nor, to the Knowledge of the Company, has there ever been any threat of any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute with respect to the Company.

(c) The Company is and has been in compliance, since June 5, 2020, in all material respects with all applicable Laws and contracts relating to labor and employment, including Laws relating to employment practices, employment discrimination, harassment and retaliation, terms and conditions of employment, mass layoffs and plant closings (including the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”), or any similar state or local Laws), immigration, meal and rest breaks, payroll documents and wage statements, pay equity, affirmative action obligations, workers’ compensation, the classification of employees and independent contractors and other individual service providers, whistleblower protection, family and medical leave, sick leave, occupational safety and health requirements (including any federal, state or local Laws and orders by Governmental Authorities related to COVID-19), and all Laws related to wages, hours, collective bargaining and the payment and withholding of taxes and other sums and social contributions as required by the appropriate Governmental Authority and does not have any liability for any arrears of wages, taxes, social contributions, penalties or other sums for failure to comply with any of the foregoing. Since June 5, 2020, the Company has not had any material liability for the misclassification of any current or former employee as exempt under the Fair Labor Standards Act and applicable state wage and hour Laws. The Company has no material liability since June 5, 2020 relating to the misclassification of any Person as an independent contractor rather than an employee. Since June 5, 2020, there have been no misclassification claims filed or threatened in writing against the Company by any current or former employees, independent contractors or temporary workers or by any Governmental Authority. Currently and during the past three (3) years, there is no and there have not been any pending Actions, or, to the Knowledge of the Company, any Actions threatened in writing, involving the Company with respect to labor or employment matters, including any claims relating to unfair labor practices, discrimination, harassment, retaliation, or equal pay. The Company has not, and within the last three (3) years has not been, subject to any order, decree, injunction or judgment by any Governmental Authority or private settlement contract in respect of any labor or employment matters.

(d) There has been, and as currently contemplated as of the date of this Agreement, will be, no layoff, plant closing, termination, redundancy or any other forms of employment losses in the six (6)-month period prior to Closing that would reasonably trigger the obligations of the Company under the WARN Act or similar state, local or foreign Laws.

(e) With respect to each current independent contractor of the Company, the Company has Made Available to Parent for each such person (i) a brief description of the services they perform, if not otherwise set forth in their underlying agreements with the Company; (ii) the initial date they were retained to perform services; (iii) the primary location from which services are performed; (iv) their fee or compensation arrangements; (v) whether engaged directly or through a staffing agency; and (vi) any notice required for termination of their engagement.

(f) Except as would not result in material liability, the Company has properly completed all reporting and verification requirements pursuant to Law regarding work authorization and immigration for all of its employees, including the Form I-9 and has retained for each former and current employee the Form I-9 for the periods required to comply with the Immigration Reform and Control Act of 1986, and has otherwise complied with such Laws, including (without limitation) the Immigration Act of 1990 and the Illegal Immigration Reform and Immigrant Responsibility Act of 1996 (the “IIRIRA”).

(g) Since June 5, 2020, the Company has not entered into a Contract to settle any claims of sexual harassment or sexual misconduct by any officer, director or managerial level employee of the Company.

Section 3.13 Real Property; Title to Assets.

(a) The Company has no Owned Real Property.

(b) The Company has Made Available true, correct and complete copies of each lease, sublease and license pursuant to which the Company leases, subleases or licenses any real property (each, a “Lease”), and each amendment related thereto (collectively, the “Lease Documents”). Except for the Lease Documents specified in Section 3.13(b) of the Company Disclosure Schedules, are no leases, subleases, concessions or other contracts by the Company granting to any person other than the Company the right to use or occupy any real property, and all such Leases are in full force and effect, are valid and enforceable in accordance with their respective terms, subject to the Remedies Exceptions and there is not, under any of such Leases, any existing default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or, to the Knowledge of the Company, by the other party(ies) to such Leases, except as would not be material to the Company, taken as a whole.

(c) Except for the Lease Documents specified in Section 3.13(c) of the Company Disclosure Schedules, (i) the Company has not leased, subleased, sublicensed or otherwise granted to any person any current or future right to use, occupy or possess any portion of the Leased Real Property that remains in effect, (ii) the Company has no ongoing liability under any prior leases or subleases except customary liability that survives the termination of leases and subleases relating to the period of the Company’s lease of the applicable premises, (iii) all conditions to the termination of all prior leases or subleases have been satisfied and the Company has no further obligations under such prior leases or subleases except those that expressly survive termination of such prior leases or subleases, and (iv) there are no claims pending or, to the Knowledge of the Company, threatened against the Company which survive the termination of such prior leases and subleases.

(d) To the Knowledge of the Company, there are no contractual or legal restrictions (other than any COVID-19 Measures) that preclude or restrict the ability of the Company to use any Leased Real Property by such party for the purposes for which it is currently being used, except as would not, be material.

(e) The Company has legal and valid title to, or, in the case of Leased Real Property and assets, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of all Liens other than Permitted Liens, except as would not be material to the Company, taken as a whole.

Section 3.14 Intellectual Property; Data Privacy & Security.

(a) Agreements Related to Company IP.

(i) Disclosure of Outbound Licenses. Except for confidentiality agreements, material transfer agreements, and agreements with service providers and manufacturers, Section 3.14(a) of the Company Disclosure Schedules identifies a complete and accurate list of all Contracts pursuant to which the Company or any existing or future affiliate thereof granted or is required to grant to any Person (i) any right under or license (expressly, by implication, by estoppel or otherwise) to any current or future Company IP, or (ii) any covenant not to assert or sue or other immunity from suit under or any other rights to any current or future Company IP, including where the Company or any existing or future affiliate thereof has undertaken or assumed any obligation not to assert any current or future Company IP against any Person prior to asserting any Company IP against any other Person or any obligation to exhaust remedies as to any Company IP against one or more Persons prior to seeking remedies against any other Person. The Company has Made Available all Contracts listed or required to be listed in Section 3.14(a)(i) of the Company Disclosure Schedules.

(ii) Disclosure of Inbound Licenses. Section 3.14(a) of the Company Disclosure Schedules provides a complete and accurate list of all Contracts for material Company-Licensed IP. The Company has Made Available all such Contracts for Company-Licensed IP.

(iii) Disclosure of Intellectual Property Ownership Agreements. Section 3.14(a) of the Company Disclosure Schedules sets forth a complete and accurate list of all

Contracts as follows: (A) by which the Company or any existing or future affiliate of the Company, grants, granted or is required to grant any ownership right or title to any material Intellectual Property, (B) by which the Company is assigned or granted an ownership interest in any material Intellectual Property (other than written agreements with employees and independent contractors that assign or grant to the Company ownership of Intellectual Property developed in the course of providing services to the Company), and (C) materially restricting the performance, use, sale, transfer, delivery or licensing of Company-Owned IP. The Company has Made Available all Contracts listed or required to be listed in Section 3.14(a) of the Company Disclosure Schedules.

(iv) Royalties. Except under those Contracts that have been Made Available and identified in Section 3.14(a) of the Company Disclosure Schedules, the Company has no obligation to pay any royalties, license fees or other amounts or provide or pay any other consideration to any Person with respect to the grant of a license, assignment or other rights to Intellectual Property or otherwise based on the revenues or profits of Company Products. The Closing of the Transactions contemplated by this Agreement will not result in any increase or other change to any such royalties, license fees or other amounts or consideration or cause any milestone, success or other contingent payment to come due and be payable by the Company to any Person.

(v) Indemnification. Except for those Contracts that have been Made Available and identified in Section 3.14(a) of the Company Disclosure Schedules, the Company has not entered into any Contract to defend, indemnify or hold harmless any Person against any charge of infringement, misappropriation, violation or similar claims with respect to any Intellectual Property (excluding indemnities entered into in the Ordinary Course of Business or indemnification agreements with Company’s directors and officers). No Person has provided to the Company any written request, and to the Knowledge of the Company, no Person has provided to the Company any verbal request, that the Company defend or indemnify such Person from a third party claim, suit or action related to an allegation that any Company Product infringes, violates or misappropriates a third party’s Intellectual Property.

(vi) No Breach. To the Knowledge of the Company, neither the Company nor the other parties thereto is in material breach of any term or covenant of any Contract between Company, on the one hand, and any of its employees, consultants or independent contractors, on the other hand, relating to, invention disclosure (including patent disclosure), invention assignment, non-disclosure or using trade secrets or proprietary information of others without permission; nor, to the Knowledge of the Company, has any employee, consultant or independent contractor of the Company developed any Intellectual Property for the Company that is material to the Company that is subject to any agreement under which such employee, consultant or independent contractor has assigned or otherwise granted to any third party any rights in or to such Intellectual Property, and the Company has not notified any Person and no Person has notified the Company in writing of any such breach.

(vii) No Affiliate Licenses. Except for those Contracts that are identified in Section 3.14(a) of the Company Disclosure Schedules and have been Made Available, there are no Contracts pursuant to which the Company or any existing or future affiliate of the Company granted or is required to grant to any Person any rights under the Intellectual Property of any affiliate of the Company (other than Intellectual Property owned or controlled by the Company as of the Closing Date).

(viii) For purposes of this Section 3.14(a), the Company shall schedule all responsive information to be disclosed pursuant to clauses (1) through (5) above on a single schedule, identifying the specific clause(s) to which the disclosure is made.

(b) Section 3.14(b) of the Company Disclosure Schedules provides a complete and accurate list of all of the following: (i) Registered Company IP (showing in each, as applicable, the application date, application number, registration date (if applicable) and registration number, and the jurisdiction, office or treaty in which or under which such Registered Company IP was filed); and (ii) all contracts or agreements to use any Company-Licensed IP that are material to the Company Business, including for Intellectual Property rights incorporated in or necessary for any Company Products. The Company IP Made Available constitutes all material Company IP rights necessary for or otherwise used or held for use in the operation of the Company Business.

(c) To the Company’s Knowledge, the Company solely and exclusively owns and possesses, free and clear of all Liens (other than Permitted Liens or licenses granted to third parties under Contracts that have been disclosed under this Section 3.14 or Section 3.17 or were otherwise granted in the Ordinary Course of Business to any third party performing activities on behalf or for the benefit of the Company), all right, title and interest in and to the Company-Owned IP and the Company has the right to use pursuant to a valid and enforceable written license, all Company-Licensed IP used by it in the Company Business. The consummation of the Transactions will not result in the loss or impairment of the Company’s, as applicable, right to own or use any Company IP. Immediately subsequent to the Closing, all Company IP shall be owned or available for use by the Company on terms and conditions identical to those under which they own or use such Company IP immediately prior to the Closing, without payment of additional fees. All issued patents within the Company-Owned IP are subsisting and, to the Knowledge of the Company, valid and enforceable. To the Knowledge of the Company, Registered Company IP have been prosecuted in compliance with all applicable legal requirements except for Intellectual Property that has been abandoned or been allowed to lapse in the ordinary course of business.

(d) The Company has taken reasonable actions to maintain, protect and enforce its Intellectual Property rights, including the secrecy, confidentiality and value of its trade secrets, Personal Information and other Confidential Information and to otherwise protect the Company-Owned IP. The Company has not disclosed any trade secrets, or, to the Knowledge of the Company, Personal Information or other Confidential Information, in each case, that is material to the business of the Company to any other person other than pursuant to a written confidentiality agreement under which such other person agrees to maintain the confidentiality and protect such trade secrets, Personal Information and other Confidential Information in accordance with the terms of such confidentiality agreement.

(e) (i) Since June 5, 2020 and up to the date of this Agreement, there have been no claims filed and served, or, to the Knowledge of the Company, threatened in writing (including email), against the Company in any forum, by any person (A) contesting the validity, use, ownership, enforceability, patentability or registrability of any of the Company-Owned IP or, to the Knowledge of the Company, material Company-Licensed IP (other than in the ordinary course of prosecution of any such Company-Owned IP), or (B) alleging any infringement, violation or misappropriation of, or other conflict with, any Intellectual Property rights of other persons

(including any demands or unsolicited offers to license any Intellectual Property rights from any other person); (ii) to the Knowledge of the Company, the operation of the Company Business (including the use, development, manufacture, marketing, license, sale, distribution or furnishing of any Company Products or use of any Company IP) has not infringed, misappropriated or violated and does not and will not infringe, misappropriate or violate, any Intellectual Property rights of other persons or constitute, unfair competition or trade practices under the Laws of any applicable jurisdiction; (iii) to the Knowledge of the Company, no person, including any employee or former employee of the Company, has infringed, misappropriated or violated any of the Company-Owned IP; (iv) none of the Company-Owned IP or Company Products is subject to any proceeding, or outstanding order, agreement, settlement or stipulation restricting in any manner the use, enforcement, development, manufacture, marketing, licensing, sale, distribution, furnishing or disposition by the Company of any Company-Owned IP, or any Company Product; and (v) the Company has not received any formal written opinions of counsel regarding any of the foregoing (ii) – (iv).

(f) All employees, independent contractors, consultants or other service providers of the Company who have contributed, developed or conceived any material Intellectual Property (i) for or on behalf of Company, or (ii) in the course of and related to his, her or its relationship with the Company (in each case a “Company Contribution”) have executed valid, written agreements with the Company, and pursuant to which such persons have irrevocably assigned to the Company all of their entire right, title, and interest in and to any Company Contribution. To the knowledge of the Company, all such assignments are enforceable and fully effective to vest sole and exclusive ownership of any and all Company Contributions and were made in compliance with all requirements of applicable Law, including if required, a timely agreement formalizing such transfer and payment of remuneration. To the Knowledge of the Company, no current or former officer, employee, consultant or independent contractor of the Company: (A) is, nor has been, in violation of any term or covenant of any agreement (including, without limitation, any employment or settlement agreement or stipulation) with any other person, or any order or judgment of any court, arbitrator or other Governmental Authority, by virtue of such employee, consultant or independent contractor being employed by, performing services for, or developing Intellectual Property used by the Company; (B) has any right, license, or ownership claim or interest whatsoever in or with respect to any material Company-Owned IP, or (C) has developed any Intellectual Property for the Company that is material to the Company, taken as a whole, and is subject to any agreement under which such employee, consultant or independent contractor has assigned or otherwise granted to any third party any rights in or to such Intellectual Property.

(g) The Company owns, leases, licenses, or otherwise has the legal right to use all Business Systems, and such Business Systems are sufficient for the immediate needs of the Company Business. To the Knowledge of the Company, there has never been any material failure with respect to any of the Business Systems that has not been remedied.

(h) Data Privacy and Security.

(i) Since June 5, 2020, to the Knowledge of the Company, except as would not have a Company Material Adverse Effect, the Company (i) currently and previously has complied with all applicable Privacy/Data Security Laws and the Company’s privacy and data security policies (“Company Privacy and Data Security Policies”), (ii) currently and previously has complied with applicable contractual obligations governing data privacy and security with respect to access to, and use and disclosure of (collectively “Processing”) Personal Information, and (iii) has implemented and maintained, or has required third parties that engage in Processing of Personal Information or Confidential Information for or on behalf of the Company to implement and maintain, reasonable data security safeguards designed to protect the security and integrity of its Business Systems, Personal Information, Confidential Information, and Business Data, in each case, as required by applicable Privacy/Data Security Laws (collectively, “Privacy Requirements”).

(ii) Since June 5, 2020, to the Knowledge of the Company, except as would not have a Company Material Adverse Effect, at all times, the Company has, in accordance with Privacy Requirements, (i) maintained and complied with reasonable and appropriate security measures designed to protect all Personal Information in the Company’s possession or control (including, without limitation, from and against Security Incidents), and (ii) maintained reasonable disaster recovery and business continuity procedures.

(iii) Since June 5, 2020, to the Knowledge of the Company, except as would not have a Company Material Adverse Effect, (i) at all times, the Company has provided notices of its privacy practices and obtained consents for any past or present Processing of Personal Information as Processed by or for the Company, in each case, as required under Privacy/Data Security Laws, (ii) no disclosure made or contained in any Company Privacy and Data Security Policy is, or has been, inaccurate, misleading, or deceptive in violation of any Privacy/Data Security Laws (including by containing any material omission), and (iii) the Company has sufficient rights and authority under Privacy/Data Security Laws to use and Process Personal Information as used and Processed by or for the Company, including, as applicable, in connection with the development, offering, and provision of its products and services.

(iv) Since June 5, 2020, to the Knowledge of the Company, except as would not have a Company Material Adverse Effect, to the extent that the Company maintains or transmits Protected Health Information and is subject to HIPAA, (i) the Company is in compliance with such applicable requirements of HIPAA and (ii) has not reported any Breach of Protected Health Information to the Office for Civil Rights of the U.S. Department of Health and Human Services or any state agency, nor has the Company suffered any Breach of Protected Health Information.

(v) Since June 5, 2020, to the Knowledge of the Company, except as would not have a Company Material Adverse Effect, (i) at all times, the Company has complied with all Privacy/Data Security Laws governing data loss, theft and breach notification obligations, (ii) there has been no actual or reasonably suspected (A) unauthorized destruction, loss, use, modification, acquisition, alteration, encryption, theft, or disclosure of, or damage or access to, Personal Information Processed by or on behalf of the Company, (B) unauthorized access to, or disclosure, of the Company’s confidential information or trade secrets, or (C) any other Security Incident or Breach, (iii) no circumstance has arisen in which Privacy Requirements required or would require the Company to notify a Governmental Authority or other Person of any Security Incident or Breach, and (iv) the Company has not notified any Person or Governmental Authority of any Security Incident or Breach.

(vi) The execution and delivery of this Agreement by the Company, and the performance of this Agreement by the Company, will not result in any breach by the Company of Privacy Requirements, except as would not have a Company Material Adverse Effect.

(vii) Since June 5, 2020, to the Knowledge of the Company, except as would not have a Company Material Adverse Effect, the Company has not received notice of complaints, regulatory inquiries, proceedings, investigations (formal or informal), claims or other allegations by any Governmental Authority or other Person alleging that the Company’s privacy or data security practices, the security of any Company Software or the Processing of Personal Information by the Company is in violation of Privacy Requirements.

(viii) Since June 5, 2020, the Company has not inserted, and, to the Knowledge of the Company, no other person has inserted or alleged to have inserted any Disabling Device in any of the Business Systems. Except as would not have a Company Material Adverse Effect, since December 31, 2020, the Company has not, to the Knowledge of the Company, (i) experienced any Security Incidents or Breaches that were required to be reported under applicable Privacy/Data Security Laws; or (ii) been subject to, or received written notice of, any audits, proceedings or investigations by any Governmental Authority, or received any claims or complaints, in each case, alleging violations by the Company of any applicable Privacy Requirements. To the Knowledge of the Company, except as would not have a Company Material Adverse Effect, the Company has valid rights required under applicable Privacy/Data Security Laws to Process all Personal Information and Confidential Information for the purposes such Personal Information and Confidential Information are Processed by or on behalf of the Company.

(i) During the past six (6) years, the Company has not received any written, or to the Knowledge of Company, oral, notice from any Governmental Authority or any person that alleges that the Company is not in compliance with HIPAA or any Privacy/Data Security Laws, except as would not have a Company Material Adverse Effect. To the Knowledge of the Company, none of the Company nor any of its officers, directors, members or employees is under investigation by any Governmental Authority, including the United States Department of Health and Human Services Office for Civil Rights, United States Department of Justice, Federal Trade Commission, or the Attorney General of any state, for a violation of any Privacy/Data Security Laws.

(j) Since June 5, 2020, to the Knowledge of the Company, except as would not have a Company Material Adverse Effect, the Company has all rights required under applicable Privacy/Data Security Law to Process Business Data, in whole or in part, in the manner in which the Company Processes such Business Data prior to the Closing Date.

(k) All current officers, management employees and technical and professional employees of the Company are under written obligation to the Company to maintain in confidence all confidential or proprietary information acquired by them in the course of their employment. To the Knowledge of the Company, no past or current officers, management employees and technical or professional employees of the Company are in material breach of any such obligations to the Company.

(l) Except under those Contracts that have been Made Available, and to the Knowledge of the Company, no funding and no personnel, facilities or other resources of any Governmental Authority, university, college, other similar institution, or research center were used in the development of any Company-Owned IP (except for any such funding or resources that does not result in such Governmental Authority, university, college, other similar institution or research center obtaining ownership rights or a license to such Company-Owned IP), nor does any such person have any rights, title or interest in or to any such Company-Owned IP.

Section 3.15 Taxes.

(a) The Company: (i) has duly and timely filed (taking into account any extension of time within which to file) all income and other material Tax Returns required to be filed by it and all such Tax Returns are complete and accurate in all material respects; (ii) has timely paid all material Taxes required to be paid by it (whether or not shown as due on such Tax Returns), except with respect to Taxes that are being contested in good faith and are disclosed in Section 3.15(a) of the Company Disclosure Schedules; (iii) with respect to all Tax Returns required to be filed by or with respect to it, has not waived any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency; (iv) is not aware of any deficiency, assessment, claim, audit, examination, investigation, litigation or other proceeding in respect of material Taxes or material Tax matters pending or proposed or threatened in writing, for a Tax period in respect of which the statute of limitations for assessments remains open; and (v) has provided adequate reserves in accordance with GAAP in the most recent financial statements of the Company. The Company has not requested or entered into a closing agreement, private letter ruling, technical advice memorandum, advance pricing agreement or similar agreement with any Governmental Authority that would reasonably be expected to affect the Taxes of the Company after the Closing Date.

(b) The Company is not a party to, nor is bound by or has an obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses), nor does the Company have a potential liability or obligation to any person as a result of or pursuant to any such agreement, contract, arrangement or commitment, other than in each case, an agreement, contract, arrangement or commitment entered into in the Ordinary Course of Business the primary purpose of which does not relate to Taxes.

(c) The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) entered into or created on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date; or (vi) an election pursuant to Section 965(h) of the Code.

(d) All material Taxes required to be withheld by the Company have been withheld and have been or will be timely paid to the appropriate Governmental Authority, including all material Taxes required to have been withheld and paid in connection with amounts, or benefits under any Plan, paid or owing to any current or former employee, independent contractor, creditor, shareholder or other third party, and the Company has complied in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes.

(e) Neither the Company nor any affiliate of the Company has made any payments, or is obligated to make any payments or is a party to any plan, Contract, or other arrangement that would reasonably be expected to obligate the Company or any affiliate of the Company or successor to make any payments or provide any benefits that would not be deductible under Section 280G of the Code or result in the payment of an excise tax by any Person under Section 4999 of the Code.

(f) To the Knowledge of the Company and except as would not be material to the Company, taken as a whole, each Plan that constitutes a nonqualified deferred compensation plan subject to Section 409A of the Code has been documented, administered and operated in compliance with the provisions of Section 409A of the Code and the Treasury Regulations thereunder, and no Tax under Section 409A(a)(1)(B) of the Code has been or will be incurred by a participant in any such Plan. The Company is not a party to, or otherwise obligated under, any contract that provides for a reimbursement or gross up of Taxes to any employee, including without limitation any Tax imposed by Section 4999 of the Code or Section 409A of the Code and any similar state Law.

(g) The Company has not been a member of an affiliated, consolidated, combined or unitary group other than one of which the Company was the common parent.

(h) The Company has no liability for the Taxes of any person (other than the Company) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract (other than an agreement, contract, arrangement or commitment entered into the Ordinary Course of Business the primary purpose of which does not relate to Taxes), or otherwise by operation of Law.

(i) The Company (i) has no written request for a ruling in respect of Taxes pending between the Company on the one hand and any Tax authority on the other hand; and (ii) has not entered into any closing agreement, private letter ruling technical advice memoranda or similar agreements with any Governmental Authority.

(j) The Company has provided true, correct and complete copies of all income and other material Tax Returns of the Company for tax years 2021 and 2022.

(k) The Company has not in any of the past three (3) years distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(l) The Company is not a party to any understanding or arrangement described in Section 6662(d)(2)(c)(ii) of the Code and has not engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(m) Neither the IRS nor any other United States or non-United States Governmental Authority or agency has asserted in writing or, to the Knowledge of the Company, has threatened to assert against the Company any material deficiency or claim for any Taxes or interest thereon or penalties in connection therewith.

(n) No written claim has been made by any Governmental Authority in a jurisdiction where the Company does not file Tax returns that the Company is or may be subject to taxation, or is required to file any Tax Return in, that jurisdiction.

(o) There are no Tax liens upon any assets of the Company except for Permitted Liens.

(p) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(q) The Company does not own any interest in a “controlled foreign corporation” as defined in Section 957 of the Code or a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(r) The Company is and at all times has been resident for Tax purposes solely in the country in which it is incorporated, and the Company does not have a permanent establishment (within the meaning of an applicable Tax treaty) or an office or fixed place of business in a country other than the country in which it is organized.

(s) The Company has not applied for and has not received a “Paycheck Protection Program” loan through the U.S. Small Business Administration under The Coronavirus Aid, Relief, and Economic Security Act, Pub.L. 116–136 (03/27/2020).

(t) The Company is in compliance in all material respects with all applicable transfer pricing Laws.

(u) As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes,”) includes (A) all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, social insurance, customs, duties, tariffs, occupancy and other fees, assessments or governmental charges in the nature of a tax, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, (B) all amounts described in clause (A) above payable as a result of having been a member of an affiliated group or as a result of successor or transferee liability, or by contract (other than a contract entered into in the Ordinary Course of Business) or pursuant to any Law; and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns, as well as attachments thereto and amendments thereof) supplied or required to be supplied to a Tax authority relating to Taxes.

Section 3.16 Environmental Matters. (a) The Company has not violated in any material respect since June 5, 2020 and is not in violation in any material respect of applicable Environmental Law; (b) to the Knowledge of the Company, there has been no Release of Hazardous Substances at any of the properties currently or formerly leased or operated by the Company; (c) the Company is not, in any material respect, actually, potentially or, to the Knowledge of the Company, allegedly liable pursuant to applicable Environmental Laws for any off-site contamination by Hazardous Substances; (d) the Company has all material permits, licenses and other authorizations required of the Company for the operation of the business as currently conducted under applicable Environmental Law (“Environmental Permits”); (e) the Company is in compliance in all material respects with its Environmental Permits; (f) the Company is not the subject of any material claims, orders, judgments, actions, liabilities or suits relating to Hazardous Substances or arising under Environmental Laws which remain unresolved; (g) the Company has not assumed, undertaken or provided an unexpired indemnity with respect to any material liability, in each case relating to Hazardous Substances or relating to Environmental Law; and (h) the Company has Made Available all environmental site assessments, environmental sampling and monitoring data, and audits concerning the Company that are in its possession or reasonable control.

Section 3.17 Company Material Contracts.

(a) Except for this Agreement, all Contracts required to be filed as exhibits to the Company SEC Documents have been so filed in a timely manner. Section 3.17(a) of the Company Disclosure Schedules lists, as of the date of this Agreement, the following types of Contracts (excluding any Plans) to which the Company is a party and that have not expired or been terminated (such Contracts as are required to be set forth in Section 3.17(a) of the Company Disclosure Schedules, the “Company Material Contracts”):

(i) each Contract requiring payment by or to the Company after the date of this Agreement;

(ii) all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting, advertising and customer contracts and agreements to which the Company is a party that are material to the business of the Company;

(iii) all (A) employment or executive officer contracts and (B) contracts with consultants and independent contractors;

(iv) any staffing agreement or any similar agreement whereby the Company retains the services of any staffing agency or professional employer organization (or any individual engaged through such staffing agency or professional employer organization);

(v) all contracts and agreements under which any current or former officer, director, employee, consultant, independent contractor, or temporary employee will or could become entitled to receive a change in control, severance, or other similar payment or benefit or acceleration thereof as a result of the Closing;

(vi) all contracts and agreements with any union, works council or labor organization;

(vii) all contracts and agreements relating to indebtedness, the borrowing of money or other similar obligation for or relating to the lending or borrowing of money, including any notes, mortgages, indentures and other obligations or guarantees of performance, other than (A) advances or reimbursements to directors, managers, officers or employees for expenses in the ordinary course of business or (B) transactions with customers on credit entered into in the ordinary course of business;

(viii) all contracts and agreements granting any person a Lien on all or any part of the tangible assets or properties of the Company, other than Liens which will be released at or prior to the Closing and Permitted Liens;

(ix) all contracts and agreements that contain any “most-favored nation” pricing or similar pricing terms or provisions regarding minimum volumes, right of first refusal, right of first offer provisions or similar preferential rights in favor of a party other than the Company, or otherwise contemplate an exclusive relationship between the Company and any other person;

(x) all partnership, joint venture or any similar agreements (for clarity, other than any agreements pursuant to which the Company has the ability or right to co-develop Company Products);

(xi) all contracts and agreements with any Governmental Authority to which the Company is a party, other than any Company Permits or agreements relating to or in connection with any clinical trials;

(xii) all contracts and agreements that expressly limit the ability of the Company to compete in any line of business or with any person or entity or in any geographic area or during any period of time, excluding non-solicitation provisions entered into in the Ordinary Course of Business and customary confidentiality agreements and agreements that contain customary confidentiality clauses;

(xiii) all contracts or arrangements that result in any person or entity holding a power of attorney from the Company that authorizes such person or entity to take action on behalf of the Company or its business, other than powers of attorney granted to service providers in the Ordinary Course of Business to perform administrative functions on behalf of the Company or its business (e.g., for patent filings or customs purposes);

(xiv) all Leases and leases, master leases, or agreements under which the Company is lessee of, or holds or operates any tangible personal property owned by any other party;

(xv) lease or agreement under which the Company is lessor of or permits any third party to hold or operate any tangible personal property;

(xvi) except as may be related to the Transactions, all contracts and agreements (other than for purchase or sale of supplies, products or services in the Ordinary Course of Business and material transfer agreements) relating to the sale, disposition, assignment, transfer or acquisition (whether by merger, purchase of stock, purchase of assets or otherwise) of material tangible assets or material properties by the Company (in a single transaction or a series of related transactions), or any spin-off, merger or business combination with respect to the business of the Company;

(xvii) all contracts and agreements for capital expenditures or the acquisition or construction of fixed assets;

(xviii) all contracts and agreements required to be set forth in the Company Disclosure Schedules pursuant to Section 3.15(a);

(xix) all contracts and agreements in respect of any Action for which there remains any outstanding obligation on the part of the Company, including any such contract with respect to settlements thereof;

(xx) all Related Party Agreements;

(xxi) all contracts and agreements for any charitable or political contributions;

(xxii) all contracts and agreements that compensate the Company based on a percentage of the gross or net revenues or provide for any royalties;

(xxiii) all agreements or instruments guarantying the debts or other obligations of any person; and

(xxiv) all Contracts (including sales orders) that, individually or in the aggregate with all other Contracts (including sales orders) with the same counterparty (or its Affiliates) involves obligations of the Company to deliver products or services and has not been or will not be, as of the date hereof, already satisfied.

(b) Each Company Material Contract is a legal, valid and binding obligation of the Company and, (i) to the Knowledge of the Company, neither the Company nor the other parties thereto is in material breach or violation of, or material default under, any Company Material Contract nor has any Company Material Contract been canceled by the other party; and (ii) the Company has not received any written, or to the Knowledge of the Company, oral claim of default under any such Company Material Contract, except, in each case, for any such conflicts, violations, breaches, defaults or other occurrences which would not be material to the Company, taken as a whole. The Company has Made Available true and complete copies of all Company Material Contracts in effect as of the date hereof, including amendments thereto that are material in nature. As of the date hereof, to the Knowledge of the Company, except for expirations of Company Material Contracts pursuant to their terms, no counterparty to a Company Material Contract has informed the Company that it desires to terminate or materially alter its relationship with the Company. There are no renegotiations of, attempts to renegotiate, or outstanding rights to renegotiate any material amounts paid or payable to the Company under any Company Material Contract with any Person and no such Person has made demand for such renegotiation.

Section 3.18 Insurance. Section 3.18 of the Company Disclosure Schedules sets forth, with respect to each insurance policy under which the Company is an insured, a named insured or otherwise the beneficiary of coverage as of the date of this Agreement (each, an “Insurance Policy” and collectively, the “Insurance Policies”): (i) the names of the insurer, (ii) the policy number, (iii) the period, scope and amount of coverage, (iv) the premium most recently charged, (v) deductible amount (if any) and (vi) an indication of whether the coverage was on a claims made, occurrence or some other basis. As of the date hereof, there are no pending claims under the Insurance Policies. With respect to each such Insurance Policy, except as would not reasonably expected to have a Company Material Adverse Effect: (i) the policy is legal, valid, binding and enforceable in accordance with its terms (subject to the Remedies Exceptions) and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) the Company is not in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; and (iii) to the Knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

Section 3.19 Board Approval; Vote Required. The Company Board, by resolutions duly adopted by (i) vote at a meeting duly called and held and not subsequently rescinded or modified in any way or (ii) unanimous written consent, has duly (a) determined that this Agreement and the Merger are fair to and in the best interests of the Company and its stockholders, (b) approved and adopted this Agreement, the Merger and the other Transactions and declared their advisability and (c) recommended that the stockholders of the Company approve and adopt this Agreement, the Merger and the other Transactions and directed that this Agreement and the Transactions (including the Merger) be submitted for consideration by the Company’s stockholders. The affirmative approval of the Merger by the holders (in person or by proxy) of at least a majority of the outstanding shares of Company Common Stock at a duly constituted shareholders meeting (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve the Transactions.

Section 3.20 Certain Business Practices. Since June 5, 2020, none of the Company, or to the Knowledge of the Company, any directors or officers, agents or employees of the Company, has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (c) made any other unlawful payment in violation of applicable anti-bribery/anti-corruption Laws. The Company has adopted and maintains adequate policies, procedures, and controls to reasonably ensure that the Company has materially complied and is in material compliance with all applicable anti-bribery/anti-corruption Laws.

Section 3.21 Interested Party Transactions. Except for employment relationships and the payment of compensation, benefits and expense reimbursements and advances in the Ordinary Course of Business, no director, officer or other affiliate of the Company, to the Knowledge of the Company, has or has had in the past five years, directly or indirectly: (a) an economic interest in any person that purchases from or sells or furnishes to the Company, any goods or services; (b) a beneficial interest in any Contract disclosed on Section 3.17(a) of the Company Disclosure Schedules; or (c) any contractual or other arrangement with the Company, other than customary indemnity arrangements, employment and invention assignment agreement or agreements in respect of equity awards (each, a “Related Party Agreement”); provided, however, that ownership of no more than five percent (5%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 3.21. The Company has not, since June 5, 2020, (i) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company, or (ii) materially modified any term of any such extension or maintenance of credit.

Section 3.22 Compliance with Health Care Matters.

(a) The Company and its directors, officers or, to the Knowledge of the Company, any other person acting on behalf of the Company (including without limitation, employees, independent contractors, and agents) are, and have been since January 1, 2020, in compliance in all material respects, with all Health Care Laws applicable to their operations and business.

(b) The Company does not submit, and has not submitted, any claims for payment to any Federal Health Care Program or any other insurer or third-party payor for the Company Products or any other items or services, or in connection with any prohibited referrals related to the Company Products.

(c) The Company has not received any notice, correspondence, or other communication of any violation, alleged violation or liability under, any such Health Care Laws, or to the effect that the Company, or representatives of, or, to the Knowledge of the Company, any person acting on behalf of, the Company, (A) is or would reasonably be expected to be under investigation or inquiry with respect to any violation or (B) has any actual or alleged obligation to undertake, or to bear all or any portion of the cost of, any remedial action.

(d) None of the Company nor any of its directors, officers, members, managers, employees or, to the Knowledge of the Company, any independent contractors, agents, or other persons acting on behalf of the Company have been or are currently suspended, excluded or debarred from, or threatened with or currently subject to an investigation or proceeding that could result in suspension, exclusion or debarment under state or federal statutes or regulations, or assessed or threatened with assessment of civil monetary penalties regarding any Federal Health Care Program, or convicted of any crime regarding health care products or services, or, to the Knowledge of the Company, engaged in any prohibited conduct that would reasonably be expected to result in any such debarment, exclusion, suspension, or ineligibility, including, without limitation, (i) debarment under 21 U.S.C. Section 335a or any similar law; (ii) exclusion under 42 U.S.C. Section 1320a-7 or any similar law or regulation; or (iii) exclusion under 48 CFR Subpart

Section 9.04, the System for Award Management Nonprocurement Common Rule. None of the Company nor any of its current or former directors, officers, employees or, to the Knowledge of the Company, any independent contractors or agents acting on behalf of the Company have been subject to any consent decree of, or criminal or civil fine or penalty imposed by, any Governmental Authority related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, or obstruction of an investigation of controlled substances.

(e) The Company (i) is not a party to, or subject to the terms of, a Corporate Integrity Agreement with the OIG or similar agreement or consent order of any other Governmental Authority; (ii) has no reporting obligations pursuant to any settlement agreement entered into with any Governmental Authority; (iii) has not been the subject of any Federal Health Care Program investigation conducted by any federal or state enforcement agency; (iv) has not been a defendant in any qui tam/False Claims Act litigation; (v) has not been served with or received any search warrant, subpoena, civil investigation demand or by or from any federal or state enforcement agency regarding a violation of Health Care Law (except in connection with medical services provided to third-parties who may be defendants or the subject of investigation into conduct unrelated to the business); and (vi) has not, in the past six (6) years received, any written complaints other legal claim from any employees, independent contractors, vendors, providers, patients, or any other persons that would reasonably be considered to indicate that the Company has violated, or is currently in violation of, any Health Care Law.

(f) As of the date hereof, the Company has not commercialized any covered products as defined at 42 CFR § 403.902 that would subject the Company to the federal Sunshine/Open Payments Law or any and similar Laws related the reporting of manufacturer payments or transfers of value to health care professionals.

(g) The Company has timely and accurately filed all material reports and submissions required to be filed with such Governmental Authorities that are required to be filed by it under the applicable Health Care Laws.

Section 3.23 Preclinical Development and Clinical Trials.

(a) The studies, tests, preclinical development and clinical trials, if any, conducted by or on behalf of the Company and intended to support any regulatory filing or application have been conducted and, if still ongoing, are being conducted in all material respects in accordance with approved protocols (where an applicable protocol relating to such studies, tests or trials has been approved) and all applicable laws and regulations, including, without limitation, the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act, and 21 C.F.R. parts 50, 54, 56, 58 and 312. The descriptions of, protocols for, and data and other results of, the studies, tests, development and trials conducted by or on behalf of the Company that have been furnished or Made Available are accurate and representative in all material respects of the data known to the Company. The Company has not received any notices or correspondence from the FDA or any other Governmental Authority or any institutional review board or comparable authority requiring premature termination or suspension of any studies, tests, preclinical development or clinical trials conducted by or on behalf of the Company. For all studies conducted by or on behalf of the Company that have been stopped or completed, end of trial notifications have been completed for all applicable countries as required by applicable laws and regulations.

(b) The Company, through its vendor and sub-vendor (collectively referred to as, “Advarra”), has timely sent to the applicable Principal Investigators, Institutions, Health Authorities, Institutional Review Boards and Ethics Committees all required End of Trial notifications for all closed-out studies and clinical trials conducted by or on behalf of the Company, including but not limited to AMT-101-201, AMT-101-202, AMT-101-203, and ATM-101-204. Company has entered into agreement(s) with Advarra that require for Advarra to be responsible for all of the maintenance and close-out activities related to these closed-out clinical trials conducted by or on behalf of the Company. The Company has complied with applicable Health Care Laws in all material respects relating to closing out the clinical trials identified in Section 3.23(b) of the Company Disclosure Schedules, which lists all of the clinical trials conducted by or on behalf of the Company that have been closed out. To the Company’s knowledge, there are no outstanding agency commitments or deficiencies related to any of the closed-out clinical trials identified herein.

Section 3.24 Pharmaceutical Development and Marketing Regulatory Matters.

(a) The Company holds all Company Permits that are required by applicable regulatory authorities (including, without limitation, the FDA or any other Governmental Authority performing functions similar to those performed by the FDA) (collectively “Pharmaceutical Regulatory Authorities”) necessary for the development, testing, manufacturing, packaging, labeling, distribution, promotion, storage, sale, marketing, import, export, or provision of any of the products or services of the Company as presently conducted, and each of such Company Permits is valid and in full force and effect (collectively “Pharmaceutical Regulatory Permits”). There is no proceeding pending, or to the Knowledge of the Company, threatened that would result in the termination, revocation or suspension of any such Pharmaceutical Regulatory Permit or the imposition of any fine, penalty or other sanction for the violation of any such Pharmaceutical Regulatory Permit, except for any fine, penalty or other sanction which would not have a Company Material Adverse Effect.

(b) All of the products of the Company developed for or intended for use in humans are being and have been manufactured, processed, developed, packaged, labeled, promoted, marketed, sold, stored, tested, distributed, imported, exported, and provided, as applicable, in material compliance with all applicable requirements under any applicable Law, including those regarding non-clinical testing, clinical research, establishment registration, drug listing, good manufacturing practices, record-keeping, adverse event reporting, and reporting of corrections and removals (collectively “Pharmaceutical Regulatory Laws”), and the Company is and has been in material compliance with all Pharmaceutical Regulatory Laws to the extent applicable.

(c) The Company has timely filed with the applicable Pharmaceutical Regulatory Authorities all material filings, documents, declarations, listings, registrations, reports, statements, amendments, supplements or submissions, including but not limited to adverse event reports, as may be applicable, that are required to be filed by it under the applicable Pharmaceutical Regulatory Laws, any such filings were in material compliance with applicable Laws when filed, and no material deficiencies have been asserted by any applicable Governmental Authority with respect to any such filings. To the Knowledge of the Company, (i) each such filing was true and correct in all material respects as of the date of submission or was corrected in or supplemented by a subsequent filing, and (ii) any material and legally necessary or required updates, changes, corrections, amendments, supplements or modifications to such filings have been submitted to the applicable Governmental Authority.

(d) The Company has not received any notification of any pending or, to the Knowledge of the Company, threatened (i) action, suit, claim, investigation, proceeding or order alleging non-compliance with any Pharmaceutical Regulatory Laws; or (ii) for-cause audit, inspection or investigation by any Pharmaceutical Regulatory Authority regarding an alleged non-compliance with any Pharmaceutical Regulatory Laws.

(e) The Company has not received or been subject to any regulatory enforcement action, adverse notice, warning, administrative enforcement proceeding or investigation by a Pharmaceutical Regulatory Authority, including any FDA Form 483, FDA warning letter or untitled letter, clinical hold, or any similar notice, that (i) alleged or asserted that the Company violated any applicable Pharmaceutical Regulatory Laws, or (ii) commenced, or threatened to initiate, any enforcement action, suit, claim, investigation, proceeding or Order to withdraw, discontinue, terminate or otherwise impose a material adverse restriction on a Pharmaceutical Regulatory Permit of the Company.

(f) To the Knowledge of the Company, the Company has not (i) made an untrue statement of material fact or fraudulent statement to the FDA or any other Governmental Authority, or (ii) failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority that (in any such case) establishes a reasonable basis for a Governmental Authority to allege a violation of an applicable Law, including without limitation, for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy. None of the Company nor, to the Knowledge of the Company, any of its officers, employees, or, to the Knowledge of the Company, agents is the subject of any pending or threatened investigation by the FDA pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy or by any other Governmental Authority pursuant to any similar Law.

(g) The Company acknowledges that all previously submitted Investigational New Drug (IND) applications to conduct clinical trials have been formally withdrawn without prejudice and not due to safety reasons per CFR 312.38.

Section 3.25 Trade Laws.

(a) To the Knowledge of the Company, the Company is, and since June 5, 2020 has been, in compliance with Trade Laws, including but not limited to applicable regulations of the U.S. Department of Commerce, the U.S. Department of Treasury, and the U.S. Department of State, and all equivalent laws, regulations, and orders administered by the relevant authorities in other applicable jurisdictions, in each case except as would not, individually or in the aggregate, be material to the Company, taken as a whole.

(b) To the Knowledge of the Company, none of the Company nor any of its directors, officers, employees, agents, or any other Persons authorized to act, or acting, on behalf of the Company, (i) is a Sanctioned Person, (ii) has since June 5, 2020, directly or indirectly, engaged in any dealings with or involving any Sanctioned Person or Sanctioned Country in violation of Sanctions.

(c) To the Knowledge of the Company, the Company is not and has not been under investigation by any governmental authority with respect to any material violation of Trade Laws.

Section 3.26 Brokers. Except for MTS Health Partners, L.P., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.27 Opinion of Financial Advisor. The Company has received the opinion of MTS Health Partners, L.P. to the effect that, as of the date of such opinion and based upon and subject to the various qualifications, assumptions, limitations and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock. The Company shall, promptly following the execution of this Agreement by all parties, furnish a copy of such written opinion to Parent solely for informational purposes (it being agreed that none of Parent or Merger Sub, nor any of their respective affiliates or Representatives, shall have the right to rely on such opinion).

Section 3.28 Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article III (as modified by the Company Disclosure Schedules), the Company hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to the Company and any matter relating thereto, including the affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information Made Available, the affiliates or any of their respective Representatives by, or on behalf of, the Company, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, neither Company nor any other person on behalf of the Company has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets Made Available, its affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information Made Available, its affiliates or any of their respective Representatives or any other person, and that any such representations or warranties are expressly disclaimed.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Except (a) as set forth in the disclosure schedules delivered by Parent and Merger Sub to the Company prior to the execution and delivery of this Agreement (the “Parent Disclosure Schedules”) or (b) as disclosed in the Parent SEC Reports (excluding any forward-looking disclosures set forth in any risk factor section and any disclosure in any section relating to forward-

looking statements and any other disclosures included in such Parent SEC Documents to the extent they are predictive or forward-looking in nature, other than historical facts included therein) (it being acknowledged that nothing disclosed in a Parent SEC Report will be deemed to modify or qualify the representations and warranties set forth in Section 4.01 (Organization, Standing and Power), Section 4.04 (Capitalization), and Section 4.05 (Authority Relative to this Agreement; Execution; Enforceability)) Parent and Merger Sub, jointly and severally, represent and warrant to the Company, as of the date hereof and as of the Closing Date, as set forth in the statements contained in this Article IV. The Parent Disclosure Schedules shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article IV, and the disclosure in any section of the Parent Disclosure Schedules shall be deemed to qualify other sections in this Article IV to the extent that it is reasonably apparent on the face of such disclosure that such disclosure also qualifies or applies to such other sections.

Section 4.01 Organization, Standing and Power.

(a) Parent and each of its Subsidiaries (the “Parent Subsidiaries”) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate power and authority and all necessary governmental approvals to (i) own, lease and operate its properties and to carry on its business as it is now being conducted and (ii) to enter into this Agreement and, subject to receiving the Requisite Parent Vote, consummate the transactions contemplated hereby, in each case except where the failure to have such power and authority would not be material to the Company, taken as a whole. Parent and each Parent Subsidiary is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that has not had, and would not have a Parent Material Adverse Effect. Merger Sub was formed solely for the purpose of effecting the Merger, has engaged in no other business activities and has no, and at all times prior to the Effective Time except as contemplated by this Agreement or the Ancillary Agreements, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation and the Transactions.

(b) All of the Parent Subsidiaries, except Merger Sub, are set forth in the Parent SEC Documents. Parent owns, directly or indirectly, all of the capital stock or other equity interests of each Parent Subsidiary, free and clear of any Liens, and all of the issued and outstanding shares of capital stock or other equity interests of each Parent Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.

Section 4.02 Certificate of Incorporation and Bylaws. Parent Made Available a complete and correct copy of the certificate of incorporation and the bylaws or equivalent organizational documents, each as amended to date, of Parent and of each Parent Subsidiary. Such certificates of incorporation, bylaws or equivalent organizational documents are in full force and effect. Neither Parent nor any Parent Subsidiary is in violation of any of the provisions of its certificate of incorporation, bylaws or equivalent organizational documents.

Section 4.03 Issuance of Securities. The Parent Common Stock issuable as Merger Consideration pursuant to this Agreement is, or will be prior to the Effective Time, duly authorized and, when issued in accordance with the terms of this Agreement and the applicable Ancillary Agreements, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens. Parent has reserved, or will reserve prior to the Effective Time, from its duly authorized capital stock the maximum number of shares of Parent Common Stock issuable pursuant to this Agreement.

Section 4.04 Capitalization.

(a) At the close of business on the Reference Date, the authorized capital stock of Parent consists of 50,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, par value $0.0001 per share (the “Parent Preferred Stock” and, together with the Parent Common Stock, the “Parent Capital Stock”). At the close of business on the Reference Date, (i) 19,324,718 shares of Parent Common Stock are issued and outstanding and (ii) no shares of Parent Preferred Stock are issued and outstanding. At the close of business on the Reference Date, Parent has reserved 3,000,000 shares of Parent Common Stock (including reserves for outstanding options and restricted stock units) for issuance pursuant to the Parent Stock Plans. As of the Reference Date, there were outstanding (i) Parent Options to acquire 771,527 shares of Parent Common Stock and (ii) Parent Warrants that may be settled into 15,411,813 shares of Parent Common Stock. The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.0001 per share, all of which have been validly issued, are fully paid and nonassessable and are owned by Parent free and clear of any Lien. Section 4.04(a) of the Parent Disclosure Schedules sets forth for each Parent Subsidiary the amount of its authorized share capital, the amount of its issued and outstanding share capital and the record owners of its issued and outstanding share capital, and there are no other shares or other equity securities of any Parent Subsidiary issued, reserved for issuance or outstanding, in each case as of the date hereof. All of the issued and outstanding equity securities and other securities of each Parent Subsidiary are owned of record and beneficially by Parent or one or more Parent Subsidiaries, free and clear of all Liens.

(b) Other than the Parent Options and the Parent Warrants, there are no options, restricted shares, restricted share units, phantom equity awards, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Parent or any Parent Subsidiary or obligating Parent or any Parent Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, Parent or any Parent Subsidiary. Neither Parent nor any Parent Subsidiary is a party to, or otherwise bound by, and neither Parent nor any Parent Subsidiary has granted, any equity appreciation rights, participations, phantom equity or similar rights. There are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of the Parent Common Stock, Parent Preferred Stock or any of the equity interests or other securities of Parent or any Parent Subsidiary. As of the date hereof, except as set forth in Section 4.04(a) of the Parent Disclosure Schedules, neither Parent nor any Parent Subsidiary owns any equity interests in any person.

(c) Parent Common Stock is listed on Nasdaq and Parent will use its best efforts to maintain such listing immediately after Closing.

(d) All forms of Parent Warrants have been Made Available to the Company and no outstanding Parent Warrant materially deviates from such forms as have been Made Available to the Company.

Section 4.05 Authority Relative to this Agreement; Execution; Enforceability. Each of Parent and Merger Sub have all necessary power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions, subject to, in the case of the consummation of the Merger, the need to obtain the affirmative vote or consent of a majority of the outstanding shares of the Parent Common Stock to the Share Issuance (the “Requisite Parent Vote”). The execution and delivery of this Agreement and each Ancillary Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or any Ancillary Agreements or to consummate the Transactions (other than with respect to the Merger and the filing and recordation of appropriate merger documents as required by the DGCL and the Requisite Parent Vote). This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except as limited by the Remedies Exceptions. The Board of Directors of Parent (the “Parent Board”) at a meeting duly called and held duly and unanimously adopted resolutions (i) approving this Agreement and the Ancillary Agreements, the Merger and the other Transactions, including the Share Issuance, (ii) determining that the terms of the Merger and the other Transactions are in the best interests of Parent and its stockholders, (iii) recommending that the stockholders of Parent approve the Share Issuance in connection with the Merger and directing that the Share Issuance be submitted to Parent’s stockholders for approval at a duly held meeting of such stockholders for such purpose and (iv) adopting this Agreement, and such approvals are sufficient so that the restrictions on business combinations set forth in Section 203 of the DGCL shall not apply to the Merger, this Agreement, any Ancillary Agreement or any of the other Transactions. To the Knowledge of Parent, no other state takeover statute is applicable to this Agreement or any Ancillary Agreement, the Merger, the Share Issuance or any other Transaction.

Section 4.06 No Conflicts; Consents.

(a) The execution and delivery of this Agreement by Parent does not, and subject to receipt of the filing and recordation of appropriate merger documents as required by the DGCL and of the consents, approvals, authorizations or permits, filings and notifications contemplated by Section 4.06(b), the performance of this Agreement by Parent will not (i) conflict with or violate the Parent Organizational Documents, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.06(b) have been obtained and all filings and obligations described in Section 4.06(b) have been made, conflict with or violate any Law applicable to Parent or any Parent Subsidiary or by which any property or asset of Parent or any Parent Subsidiary is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any material property or asset of Parent or any Parent

Subsidiary pursuant to, any material Contract, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences as would not have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by Parent does not, and the performance of this Agreement by Parent will not, require any consent, approval, license, permit, franchise, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, state securities or “blue sky” laws and state takeover laws, such filings and consents as may be required under the rules and regulations of Nasdaq and filing and recordation of appropriate merger documents as required by the DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have a Parent Material Adverse Effect.

Section 4.07 Permits; Compliance. Neither Parent nor any Parent Subsidiary is in conflict with, or in default, breach or violation of, (a) to the Knowledge of Parent, any Laws applicable to Parent or any Parent Subsidiary or by which any property or asset of Parent or any Parent Subsidiary is bound or affected, or (b) any material Contracts by which any material assets of Parent or any Parent Subsidiary are bound, in each case, except where the conflict, default, breach or violation of the material Contracts would not have a Parent Material Adverse Effect. To the Knowledge of Parent, Parent is, and has been at all times, in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, registrations, and orders of any Governmental Authority necessary and required for Parent to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Parent Permits”), except where the failure to have such Parent Permits would not have a Parent Material Adverse Effect. No suspension, revocation, or cancellation of any of the Parent Permits is pending or, to the Knowledge of Parent, threatened, except, in each case, where such suspension, revocation, or cancellation would not have a Parent Material Adverse Effect. To the knowledge of Parent, Parent (i) is not in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any such Parent Permit, and (ii) has not received any written notice or other communication from a Governmental Authority regarding any violation of any such Parent Permits, that it intends to cancel, terminate, or not renew any such Parent Permit, except, in each case, where such default, violation or notice would not have a Parent Material Adverse Effect.

Section 4.08 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) Parent has filed all reports, schedules, forms, statements and other documents required to be filed by Parent with the SEC since January 1, 2021 and prior to the date of this Agreement (the “Parent SEC Documents”). As of its respective date, each Parent SEC Document complied in all material respects with the requirements of the Exchange Act, the Securities Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Document, and, except to the extent that information contained in such Parent SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Parent SEC Document, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements of Parent included in the Parent SEC Documents, including the notes thereto and all related compilations, reviews and other reports issued by Parent’s accountants with respect thereto (the “Parent Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Parent Financial Statements fairly present the financial condition and the results of operations, cash flows and changes in stockholders’ equity of Parent (on a consolidated basis) as of the respective dates of and for the periods referred to in the Parent Financial Statements, all in accordance with GAAP. The Parent Financial Statements: (i) have been prepared from the books and records of Parent and the Parent Subsidiaries in accordance with GAAP consistently applied during the periods covered thereby (except as otherwise disclosed therein); (ii) are complete and correct in all material respects; and (iii) fairly present in all material respects the consolidated financial condition and the results of operations, cash flows and changes in stockholders’ equity of Parent (on a consolidated basis) as of the respective dates of and for the periods referred to in the Parent Financial Statements. The books and records of Parent and the Parent Subsidiaries are true and complete, have been maintained in accordance with sound business practices and accurately present and reflect in all material respects all of the transactions and actions therein described.

(c) Parent and the Parent Subsidiaries do not have any liabilities or obligations of a nature required by GAAP to be reflected on a consolidated balance sheet of Parent or in the notes thereto, except (i) as disclosed, reflected or reserved against in the most recent balance sheet included in the Parent Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the Ordinary Course of Business since the date of the most recent balance sheet included in the Parent Financial Statements, (iii) arising pursuant to this Agreement or the Ancillary Agreements to which Parent or any of the Parent Subsidiaries is a party or incurred in connection with the Merger or (iv) as would not reasonably be expected to, individually or in the aggregate, be material to Parent and the Parent Subsidiaries taken as a whole. This representation shall not be deemed breached as a result of changes in GAAP or in Law after the date hereof.

(d) Parent maintains, and at all times since January 1, 2021, has maintained, a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) reasonably designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and the Parent Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Parent that could have a material effect on the financial statements. Parent’s management has completed an assessment of the effectiveness of Parent’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2022, and, except as set forth in the Parent SEC Documents filed prior to the date of this Agreement, that assessment concluded that those controls were effective.

(e) Parent maintains, and at all times since January 1, 2021, has maintained disclosure controls and procedures as defined in and required by Rule 13a-15 or 15d-15 under the Exchange Act that are designed to ensure that all information required to be disclosed (both financial and non-financial) in Parent’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer of Parent and the principal financial officer of Parent to make the certifications required under the Exchange Act with respect to such reports.

(f) Except as disclosed on Section 4.08(f) of the Parent Disclosure Schedules, Parent is in compliance in all material respects with all current listing and corporate governance requirements of the Nasdaq. Parent Common Stock is registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and Parent has taken no action designed to, or which to Knowledge of Parent is likely to have the effect of, terminating the registration of Parent Common Stock under the Exchange Act, nor has Parent received any notification that the SEC is contemplating terminating such registration. Except as set forth in Section 4.08(f) of the Parent Disclosure Schedules, Parent has not, in the twelve (12) months preceding the date hereof, received notice from Nasdaq to the effect that Parent is not in compliance with the listing or maintenance requirements of Nasdaq. Except as disclosed on Section 4.08(f) of the Parent Disclosure Schedules, Parent is and upon consummation of the Merger has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements. Parent Common Stock is currently eligible for electronic transfer through the DTC or another established clearing corporation and Parent is current in payment of the fees to the DTC (or such other established clearing corporation) in connection with such electronic transfer.

(g) Except for matters resolved prior to the date hereof, since January 1, 2021, (i) none of Parent, any Parent Subsidiary or any of their respective directors or officers, nor, to the Knowledge of Parent, any of their respective employees, auditors, accountants or other Representatives has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent, any Parent Subsidiary or their respective internal accounting controls, including any complaint, allegation, assertion or claim that Parent or any Parent Subsidiary has engaged in questionable accounting or auditing practice, except as would not, individually or in the aggregate, reasonably be expected to be material to the preparation or accuracy of the Parent Financial Statements and (ii) neither Parent nor any Parent Subsidiary has had any “material weakness” or “significant deficiency” that has not been resolved to the satisfaction of Parent’s auditors.

(h) Since January 1, 2021: (i) neither Parent nor any director or officer of Parent has received any oral or written complaint, allegation, assertion, or claim regarding the financial accounting, internal accounting controls, or auditing practices, procedures, methodologies, or methods of Parent or any oral or written complaint, allegation, assertion, or claim from employees of Parent regarding questionable financial accounting or auditing matters with respect to Parent; and (ii) no attorney representing Parent, whether or not employed by Parent, has reported credible evidence of any material violation of securities Laws, breach of fiduciary duty, or similar material violation by Parent or any of its officers, directors, employees, or agents to the Parent Board or any committee thereof, or to the chief executive officer, chief financial officer, or general counsel of Parent.

Section 4.09 Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Joint Proxy Statement/Prospectus will, at the date it is first mailed to Parent’s stockholders and the Company’s stockholders or at the time of the Parent Stockholder Meeting or the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Form S-4 and the Joint Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as applicable, and the rules and regulations thereunder, except that no representation is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied in writing by the Company for inclusion or incorporation by reference in the Form S-4 or Joint Proxy Statement/Prospectus.

Section 4.10 Absence of Certain Changes or Events. Since June 30, 2023 and prior to the date of this Agreement, or as expressly contemplated by this Agreement and except as disclosed in the Parent SEC Documents, (a) Parent has conducted its business in all material respects in the Ordinary Course of Business (other than due to any actions taken related to COVID-19 or any COVID-19 Measure), (b) Parent has not sold, assigned or otherwise transferred any right, title, or interest in or to any of its material assets other than non-exclusive licenses or assignments or transfers in the Ordinary Course of Business, (c) there has not been any Parent Material Adverse Effect, and (d) Parent has not taken any action that, if taken after the date of this Agreement, would require the consent of the Company under Section 5.01(b) (Conduct of Business by Parent).

Section 4.11 Absence of Litigation. There is no Action pending or, to the Knowledge of Parent, threatened against Parent, any Parent Subsidiary, or any directors, officers or employees thereof in their capacity as such, or any property or asset of Parent or any Parent Subsidiary before any Governmental Authority. None of Parent, any of the Parent Subsidiaries nor any material property or asset of Parent or any of the Parent Subsidiaries is subject to any continuing contractual obligations pursuant to any order, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of Parent, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

Section 4.12 Intellectual Property.

(a) Section 4.12(a) of the Parent Disclosure Schedules provides a complete and accurate list of all of the following: (i) Registered Parent IP (showing in each, as applicable, the application date, application number, registration date (if applicable) and registration number, and the jurisdiction, office or treaty in which or under which such Registered Parent IP was filed); and (ii) all contracts or agreements to use any Parent-Licensed IP that are material to the Parent

Business, including for Intellectual Property rights incorporated in or necessary for any Parent Products. The Parent IP Made Available constitutes all material Parent IP rights necessary for or otherwise used or held for use in the operation of the Parent Business.

(b) To the Knowledge of Parent, Parent, or a Parent Subsidiary, solely and exclusively owns and possesses, free and clear of all Liens (other than Permitted Liens), all right, title and interest in and to the Parent-Owned IP and Parent, or a Parent Subsidiary, as applicable has the right to use pursuant to a valid and enforceable written license, all Parent-Licensed IP used by it in the Parent Business. The Parent IP constitutes all material Intellectual Property used in or necessary for the conduct of the Parent Business. All issued patents within the Parent-Owned IP are subsisting and, to the Knowledge of Parent, valid and enforceable. To the Knowledge of Parent, Registered Parent IP has been prosecuted in compliance with all applicable legal requirements except for Intellectual Property that has been abandoned or been allowed to lapse in the ordinary course of business.

(c) Parent and each Parent Subsidiary has taken reasonable actions to maintain, protect and enforce its Intellectual Property rights, including the secrecy, confidentiality and value of its trade secrets, Personal Information and other Confidential Information and to otherwise protect Parent-Owned IP. Neither Parent nor any Parent Subsidiary has disclosed any trade secrets, or, to the Knowledge of Parent, Personal Information or other Confidential Information, in each case, that is material to the business of Parent or any Parent Subsidiary to any other person other than pursuant to a written confidentiality agreement under which such other person agrees to maintain the confidentiality and protect such trade secrets, Personal Information and other Confidential Information in accordance with the terms of such confidentiality agreement.

(d) (i) Since June 5, 2020 and up to the date of this Agreement, there have been no claims filed and served, or, to the Knowledge of Parent, threatened in writing (including email), against Parent or any Parent Subsidiary in any forum, by any person (A) contesting the validity, use, ownership, enforceability, patentability or registrability of any of the Parent-Owned IP or, to the Knowledge of Parent, material Parent-Licensed IP (other than in the ordinary course of prosecution of any such Parent-Owned IP), or (B) alleging any infringement, violation or misappropriation of, or other conflict with, any Intellectual Property rights of other persons (including any demands or unsolicited offers to license any Intellectual Property rights from any other person); (ii) to the Knowledge of Parent, the operation of the Parent Business (including the use, development, manufacture, marketing, license, sale, distribution or furnishing of any Parent Products or use of any Parent IP) has not infringed, misappropriated or violated, and does not and will not, infringe, misappropriate or violate, any Intellectual Property rights of other persons or constitute, unfair competition or trade practices under the Laws of any applicable jurisdiction; (iii) to the Knowledge of Parent, no person, including any employee or former employee of Parent or any Parent Subsidiary, has infringed, misappropriated or violated any of the Parent-Owned IP; (iv) none of the Parent-Owned IP or Parent Products is subject to any proceeding, or outstanding order, agreement, settlement or stipulation restricting in any manner the use, enforcement, development, manufacture, marketing, licensing, sale, distribution, furnishing or disposition by Parent or any Parent Subsidiary of any Parent-Owned IP, or any Parent Product; and (v) neither Parent nor any Parent Subsidiary has not received any formal written opinions of counsel regarding any of the foregoing (ii) – (iv).

(e) All employees, independent contractors, consultants or other service providers of Parent and each Parent Subsidiary who have contributed, developed or conceived any material Intellectual Property (i) for or on behalf of Parent or any Parent Subsidiary, or (ii) in the course of and related to his, her or its relationship with Parent or any Parent Subsidiary (in each case a “Parent Contribution”) have executed valid, written agreements with Parent or any Parent Subsidiary, and pursuant to which such persons have irrevocably assigned to Parent or the applicable Parent Subsidiary all of their entire right, title, and interest in and to any Parent Contribution. To the knowledge of Parent, all such assignments are enforceable and fully effective to vest sole and exclusive ownership of any and all Parent Contributions and were made in compliance with all requirements of applicable Law, including if required, a timely agreement formalizing such transfer and payment of remuneration. To the Knowledge of Parent, no current or former officer, employee, consultant or independent contractor of Parent or any Parent Subsidiary: (A) is, nor has been, in violation of any term or covenant of any agreement (including, without limitation, any employment or settlement agreement or stipulation) with any other person, or any order or judgment of any court, arbitrator or other Governmental Authority, by virtue of such employee, consultant or independent contractor being employed by, performing services for, or developing Intellectual Property used by Parent or any Parent Subsidiary; (B) has any right, license, claim or interest whatsoever in or with respect to any material Parent-Owned IP; or (C) has developed any Intellectual Property for Parent or any Parent Subsidiary that is material to Parent and the Parent Subsidiaries, taken as a whole, and is subject to any agreement under which such employee, consultant or independent contractor has assigned or otherwise granted to any third party any rights in or to such Intellectual Property.

(f) All current officers, management employees and technical and professional employees of Parent and any Parent Subsidiary are under written obligation to Parent or such Parent Subsidiary, as applicable, to maintain in confidence all confidential or proprietary information acquired by them in the course of their employment. To the Knowledge of Parent, no past or current officers, management employees and technical or professional employees of Parent or any Parent Subsidiary are in material breach of any such obligations to Parent or any Parent Subsidiary.

(g) To the Knowledge of Parent, no funding and no personnel, facilities or other resources of any Governmental Authority, university, college, other similar institution, or research center were used in the development of any Parent-Owned IP (except for any such funding or resources that does not result in such Governmental Authority, university, college, other similar institution or research center obtaining ownership rights or a license to such Parent-Owned IP), nor does any such person have any rights, title or interest in or to any Parent-Owned IP.

Section 4.13 Cybersecurity; Data Protection. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect: (a) the information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications and databases owned or used by Parent or any of its Subsidiaries (collectively, “Parent IT Systems”) are adequate for, and operate and perform as required in connection with the operation of the business of Parent nor any of its Subsidiaries as currently conducted, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants; (b) Parent and its Subsidiaries have implemented and maintained commercially reasonable controls, policies, procedures and safeguards designed to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all Parent IT Systems and data (including all personal, personally identifiable, sensitive or confidential data (“Parent Personal Data”)) collected, used, stored or processed in connection with their businesses, and, to the knowledge of Parent during the past three (3) years there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other person or entity, nor any incidents under internal review or investigations relating to the same; and (c) Parent and its Subsidiaries are presently in compliance in all material respects with all applicable Laws and Orders, as well as applicable internal policies and contractual obligations of Parent and its Subsidiaries, relating to the privacy and security of Parent IT Systems and Parent Personal Data, and to the protection of such Parent IT Systems and Parent Personal Data from unauthorized use, access, misappropriation or modification.

Section 4.14 Title to Property and Assets. Except as set forth in the Parent SEC Documents, the properties and assets of Parent and its Subsidiaries (including real property) are respectively owned by them, free and clear of all mortgages, deeds of trust, liens, charges, encumbrances and security interests except for (i) statutory liens for the payment of current taxes that are not yet delinquent and (ii) liens, encumbrances and security interests that are in the ordinary course of business and do not materially detract from the value of the properties and assets of Parent, taken as a whole. With respect to the property and assets leased by Parent and its Subsidiaries, Parent and its Subsidiaries are in compliance with such leases in all material respects and such leases are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by Parent and its Subsidiaries. All facilities, machinery, equipment, fixtures, vehicles and other properties owned, leased or used by Parent and its Subsidiaries are in good operating condition and repair and are reasonably fit and usable for the purposes for which they are being used.

Section 4.15 Taxes. Parent and its Subsidiaries have filed or have obtained currently effective extensions with respect to all federal, state, county, local and foreign Tax returns which are required to be filed by them, such returns are complete and accurate in all material respects and all Taxes shown thereon to be due have been timely paid with exceptions not material to Parent and its Subsidiaries, taken as a whole. No material controversy with respect to Taxes of any type with respect to Parent or any of its Subsidiaries is pending or, to Knowledge of Parent, threatened. Parent and its Subsidiaries have withheld or collected from each payment made to their employees the amount of all material Taxes required to be withheld or collected therefrom and have paid all such amounts to the appropriate taxing authorities when due (including, but not limited to, federal income taxes, Federal Insurance Contribution Act taxes and Federal Unemployment Tax Act taxes). Neither Parent nor any of its Subsidiaries has any material Tax liability relating to income, properties or assets as of the Closing that is not adequately provided for.

Section 4.16 Insurance. Parent and its Subsidiaries maintain insurance of the types and in the amounts that Parent reasonably believes is prudent and adequate for their businesses, all of which insurance is in full force and effect in all material respects. Neither Parent nor any of its Subsidiaries has been refused any insurance coverage sought or applied for by them, and Parent does not have any reason to believe that it will not be able to renew any such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Parent Material Adverse Effect.

Section 4.17 Labor Matters.

(a) No material labor dispute exists or, to the Knowledge of Parent, is imminent with respect to any of the employees of Parent or any of its Subsidiaries.

(b) Neither Parent nor any of its Subsidiaries is a party to any collective bargaining agreement or employs any member of a union. No executive officer (as defined in Rule 501(f) of the Securities Act) of Parent has notified Parent that such officer intends to leave Parent or otherwise terminate such officer’s employment with Parent. No executive officer of Parent, to the Knowledge of Parent, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer does not subject Parent to any liability with respect to any of the foregoing matters.

(c) Parent and its Subsidiaries are in compliance with all federal, state, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

Section 4.18 Transactions with Affiliates. Except as set forth in the Parent SEC Documents, none of the officers, directors or employees of Parent or any of its Subsidiaries has entered into any transaction with Parent or any of its Subsidiaries that would be or will be required to be disclosed pursuant to Item 404(a) of Regulation S-K of the SEC.

Section 4.19 Healthcare Regulatory Matters.

(a) Each of Parent and its Subsidiaries and, to the Knowledge of Parent, their respective directors, officers, employees and agents are, and at all times within the last three (3) years have been, in compliance with all applicable Healthcare Laws, except where such non-compliance would not, individually or in the aggregate, reasonably be expected to be material to the Parent, taken as a whole. In the past three (3) years, neither Parent nor any of its Subsidiaries has received any written notification, correspondence or any other communication from the FDA or any other Governmental Authority asserting non-compliance by, or liability of, Parent or any of its Subsidiaries under any applicable Healthcare Laws, except where such non-compliance would not, individually or in the aggregate, reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole. Neither Parent nor any of its Subsidiaries is a party to nor has any ongoing reporting obligations pursuant to or under any Order by a Governmental Authority or corporate integrity agreements, deferred or non-prosecution agreements, monitoring agreements, consent decrees, settlement orders, plans of correction or similar agreements with or imposed by any Governmental Authority.

(b) All clinical or preclinical studies, tests or trials that have been or are being conducted by or on behalf of, or sponsored by, Parent and its Subsidiaries, or in which Parent’s or its Subsidiaries’ products or product candidates have participated, and which have been submitted to the FDA or other Governmental Authority in connection with applications for authorizations from any Governmental Authority, were and, if still pending, are being conducted in compliance in all material respects with all applicable Healthcare Laws. No investigational new drug application filed with or submitted to the FDA or comparable application submitted to any other Governmental Authority by or on behalf of Parent or any of its Subsidiaries has been terminated or suspended, and neither the FDA nor any applicable Governmental Authority or institutional review board has commenced, or to the Knowledge of Parent, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate or suspend, any proposed or ongoing clinical investigation conducted or proposed to be conducted by or on behalf of Parent or any of its Subsidiaries.

(c) To the Knowledge of Parent, neither Parent nor any of its Subsidiaries, nor, any director, officer, employee or agent of any of Parent or any of its Subsidiaries, has (i) made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Governmental Authority, (ii) failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority, or (iii) committed an act, made a statement, or failed to make a statement, in each such case, related to the business of Parent or any of its Subsidiaries that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the FDA or any other Governmental Authority to invoke any similar policy. Neither Parent nor any of its Subsidiaries, nor, to the Knowledge of Parent, any director, officer, employee or agent of any of Parent or any of its Subsidiaries, has been debarred or convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. Section 335a(a) or any similar applicable Law or authorized by 21 U.S.C. Section 335a(b) or any similar applicable Law. No legal proceeding that would reasonably be expected to result in such a debarment is pending or, to the Knowledge of Parent, threatened against any of Parent or any of its Subsidiaries or to the Knowledge of Parent, any director, officer, employee or agent of any of Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any director, officer, employee or agent of any of Parent or any of its Subsidiaries, has been debarred, suspended or excluded from participation in any federal health care program or convicted of any crime or, to the Knowledge of Parent, engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law or program, except as would not reasonably be expected to be material to Parent or any of its Subsidiaries, taken as a whole. No legal proceeding that would reasonably be expected to result in such an exclusion is pending or, to the Knowledge of Parent, threatened against any of Parent or any of its Subsidiaries or to the Knowledge of Parent, any director, officer, employee or agent of Parent or any of its Subsidiaries.

Section 4.20 FDA. As to each product subject to the jurisdiction of the FDA under the Federal Food, Drug and Cosmetic Act, as amended, and the regulations thereunder (“FDCA”) that is manufactured, packaged, labeled, tested, distributed, sold, and/or marketed by Parent or any of its Subsidiaries (each such product, a “Pharmaceutical Product”), such Pharmaceutical Product is being manufactured, packaged, labeled, tested, distributed, sold and/or marketed by the Parent in material compliance with all applicable requirements under FDCA and similar laws, rules and regulations relating to registration, investigational use, premarket clearance, licensure, or application approval, good manufacturing practices, good laboratory practices, good clinical practices, product listing, quotas, labeling, advertising, record keeping and filing of reports, except where the failure to be in compliance would not have a Parent Material Adverse Effect. There is no pending, completed or, to Parent’s knowledge, threatened, action (including any lawsuit, arbitration, or legal or administrative or regulatory proceeding, charge, complaint, or investigation) against Parent or any of its Subsidiaries, and none of Parent or any of its Subsidiaries has received any notice, warning letter or other communication from the FDA or any other governmental entity, which (i) contests the premarket clearance, licensure, registration, or approval of, the uses of, the distribution of, the manufacturing or packaging of, the testing of, the sale of, or the labeling and promotion of any Pharmaceutical Product, (ii) withdraws its approval of, requests the recall, suspension, or seizure of, or withdraws or orders the withdrawal of advertising or sales promotional materials relating to, any Pharmaceutical Product, (iii) imposes a clinical hold on any clinical investigation by Parent or any of its Subsidiaries, (iv) enjoins production at any facility of Parent or any of its Subsidiaries, (v) enters or proposes to enter into a consent decree of permanent injunction with Parent or any of its Subsidiaries, or (vi) otherwise alleges any violation of any laws, rules or regulations by Parent or any of its Subsidiaries, and which, either individually or in the aggregate, would have a Parent Material Adverse Effect. The properties, business and operations of Parent have been and are being conducted in all material respects in accordance with all applicable laws, rules and regulations of the FDA. Parent has not been informed by the FDA that the FDA will prohibit the marketing, sale, license or use in the United States of any product proposed to be developed, produced or marketed by Parent.

Section 4.21 Trade Laws.

(a) To the Knowledge of Parent, Parent is, and since June 5, 2020 has been, in compliance with Trade Laws, including but not limited to applicable regulations of the U.S. Department of Commerce, the U.S. Department of Treasury, and the U.S. Department of State, and all equivalent laws, regulations, and orders administered by the relevant authorities in other applicable jurisdictions, in each case except as would not, individually or in the aggregate, be material to Parent, taken as a whole.

(b) To the Knowledge of Parent, none of Parent nor any of its directors, officers, employees, agents, or any other Persons authorized to act, or acting, on behalf of Parent, (i) is a Sanctioned Person, (ii) has since June 5, 2020, directly or indirectly, engaged in any dealings with or involving any Sanctioned Person or Sanctioned Country in violation of Sanctions.

(c) To the Knowledge of Parent, Parent is not and has not been under investigation by any governmental authority with respect to any material violation of Trade Laws.

Section 4.22 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.23 Certain Business Practices. Since January 1, 2021, none of Parent, or to the Knowledge of Parent, any directors or officers, agents or employees of Parent, has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (c) made any other unlawful payment in violation of applicable anti-bribery/anti-corruption Laws. Parent has adopted and maintains adequate policies, procedures, and controls to reasonably ensure that Parent has materially complied and is in material compliance with all applicable anti-bribery/anti-corruption Laws.

Section 4.24 Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article IV (as modified by the Parent Disclosure Schedules), each of Parent and Merger Sub hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to Parent, Merger Sub, their respective affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to the Company, its affiliates or any of their respective Representatives by, or on behalf of, Parent or Merger Sub, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, none of Parent, Merger Sub nor any other person on behalf of Parent or Merger Sub has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available by Parent, Merger Sub, their respective affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Parent or Merger Sub (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available by Parent, Merger Sub, their respective affiliates or any of their respective Representatives or any other person, and that any such representations or warranties are expressly disclaimed.

ARTICLE V

Covenants Relating to Conduct of Business

Section 5.01 Conduct of Business.

(a) Conduct of Business by the Company. The Company agrees that, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, except as (1) expressly contemplated by any provision of this Agreement or any Ancillary Agreement, (2) as set forth in Section 5.01(a) of the Company Disclosure Schedules, and (3) as required by applicable Law (including as may be requested or compelled by any Governmental Authority), unless Parent shall otherwise consent in writing: (i) the Company shall conduct its business in the Ordinary Course of Business in all material respects; and (ii) the Company shall use its commercially reasonable efforts to preserve substantially intact the current business organization of the Company. By way of amplification and not limitation, except as (1) expressly contemplated by any other provision of this Agreement or by any Ancillary Agreement, and (2) as set forth in Section 5.01(a) of the Company Disclosure Schedules, the Company shall not, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of Parent:

(i) amend or otherwise change its certificate of incorporation or bylaws;

(ii) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (A) any shares of any class of capital stock of the Company, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company, provided that (x) the exercise, conversion or settlement of any Company Options, Company RSUs or Company PSUs or (y) grants of Company Options, Company RSUs or Company PSUs that would be permitted by Section 5.01(a)(vii) shall not require the consent of Parent; or (B) any material assets of the Company;

(iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

(iv) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, other than redemptions of equity securities from former employees or other former service providers upon the terms set forth in the underlying agreements governing such equity securities;

(v) (A) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any Person, corporation, partnership, other business organization or any division thereof, (B) acquire any assets, except purchases of supplies in the Ordinary Course of Business, (C) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or intentionally grant any security interest in any of its assets, in each case, except in the Ordinary Course of Business or (D) make any loans, advances or capital contributions to, or investments in, any other Person, other than to or in the Company;

(vi) other than the Transactions as contemplated by this Agreement, enter into or adopt a plan or agreement of reorganization, merger, recapitalization or consolidation or adopt a plan of complete or partial liquidation or dissolution;

(vii) except to the extent required by a Plan or applicable Law, (A) increase the compensation or severance entitlements of any current or former employee, officer, consultant or director of the Company, (B) make any change to employee compensation, incentives or benefits after the filing of the Form S-4 that would reasonably be expected to require an amendment to the Form S-4 under applicable Law, (C) pay or award, or commit to pay or award, any bonuses or incentive compensation to any current or former employee, officer, consultant or director of the Company, (D) establish, adopt, extend, renew, provide discretionary benefits under, enter into, terminate or amend in any material respect any collective bargaining agreement or Plan, (E) accelerate any rights or benefits (including with respect to any payments, benefits or vesting), or make any material determinations not in the Ordinary Course of Business, under any collective bargaining agreement or Plan, (F) grant any awards under the Company Plans or any other equity or equity-based compensation, (G) hire or engage any officers or employees or (H) knowingly or affirmatively waive any post-employment restrictive covenant with any current or former employee, officer, consultant or director;

(viii) enter into any contract or agreement with any union, works council or labor organization covering the Company’s employees;

(ix) materially amend accounting policies or procedures, other than reasonable and usual amendments in the Ordinary Course of Business or as required by GAAP;

(x) (A) make, change or revoke any Tax election, (B) amend any material Tax Return or settle or compromise any material United States federal, state, local or non-United States income Tax liability, (C) initiate or enter into any closing or voluntary disclosure agreement with any Tax authority with respect to any amount of Taxes or consent to any extension or waiver of the limitation period applicable to any claim or assessment for any material amount of Tax relating to the Company, (D) change any method of Tax accounting or annual Tax accounting period, (E) request any private letter or similar Tax ruling, (F) apply for any Tax incentive program or (G) surrender any right to claim a material refund of Taxes or an offset or other reduction in liability for Taxes or refund;

(xi) (A) enter into any Contract that would have been a Company Material Contract if entered into on the date hereof or (B) materially amend, or modify or consent to the termination (excluding any expiration in accordance with its terms) of any Company Material Contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of the Company’s material rights thereunder, in each case except in the Ordinary Course of Business;

(xii) acquire or lease, or agree to acquire or lease, any real property;

(xiii) initiate, settle or compromise any Actions or waive any claims or rights of substantial value;

(xiv) enter into any Contract, understanding or commitment that contains any restrictive covenant or otherwise materially restrains, restricts, limits or impedes the ability of the Company to compete with or conduct any business in any geographic area or solicit the employment of any Persons, excluding customary confidentiality agreements and agreements that contain customary confidentiality clauses;

(xv) (x) adopt, approve, modify or amend in any material respect any plan or program with a Development Partner relating to the development or commercialization of any Company Product, including any decision or action with respect thereto that is subject to joint governance approval with any such Development Partner, or make any material and binding proposal or commitment to a Development Partner regarding the adoption, approval, modification or amendment of any such plan or program, (y) initiate any new pre-clinical or clinical trials, or (z) fund or agree to fund any clinical trial sponsored by another Person or any expansion of a clinical trial sponsored by another Person;

(xvi) make or agree to make, any capital expenditure that, in the aggregate, are in excess of $25,000, except as required under Contracts disclosed under this Agreement; or

(xvii) enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

(b) Conduct of Business by Parent. Except as (1) expressly contemplated by any other provision of this Agreement or by any Ancillary Agreement or (2) as required by applicable Law (including COVID-19 Measures or as may be requested or compelled by any Governmental Authority), Parent and Merger Sub shall not, and shall not permit any Parent Subsidiary to, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of the Company (which consent shall not be unreasonably conditioned, withheld or delayed):

(i) amend or otherwise change its or Merger Sub’s certificate of incorporation or bylaws;

(ii) (A) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock in any manner that would have (or would reasonably be expected to have) a material and adverse impact on the value of the Parent Common Stock, except for repurchases made in the Ordinary Course of Business with respect to of equity awards issued by Parent; (B) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock except for dividends or other distributions made by any direct or indirect wholly-owned Subsidiary of Parent to Parent or one of its other wholly-owned Subsidiaries; or (C) other than as set forth on Section 5.01(b)(ii) of the Parent Disclosure Schedules, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, Parent or any Parent Subsidiary or any securities of Parent or any Parent Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, Parent or any Parent Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than the withholding of Parent Common Stock to satisfy the exercise price and/or Tax obligations with respect to awards granted pursuant to any Parent Stock Plan;

(iii) take any action where such action would have an Effect described in clause (b) of the definition of Parent Material Adverse Effect;

(iv) acquire another business or restructure, reorganize or completely or partially liquidate, in each case, to the extent that such action would, or would reasonably be expected to, (A) require the financial statements of such acquired Person or business to be incorporated within the Form S-4 under Regulation S-X of the Securities Act, or (B) otherwise prevent, materially delay or materially impair the consummation of the Merger; or

(v) enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

(c) Notifications. The Company and Parent shall promptly advise the other in writing of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (ii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement (except with respect to the matters covered by, and subject to, Section 6.03 which shall instead be governed by the terms thereof); (iii) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement and that relate to the consummation of the transactions contemplated by this Agreement; (iv) any inaccuracy in any representation or warranty made by it in this Agreement; or (v) the definitive failure of any condition set forth in Article VII to be satisfied; provided that the Company shall notify Parent no later than one (1) Business Day after becoming aware of: any actual or potential Security Incident occurring after the date of this Agreement; provided, further, that the failure by a party to provide the notice required under this clause (v) shall not constitute a breach of covenant for purposes of Articles VII and VIII of this Agreement; provided that the delivery of any notice pursuant to this Section 5.01(c) shall not (i) cure any breach of, or noncompliance with, any other provision of this Agreement or (ii) limit the remedies available to the party receiving such notice.

(d) No Control of Operation. Nothing contained herein shall give to Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s operations. Prior to the Effective Time, Parent shall exercise, consistent with and subject to the terms and conditions hereof, complete control and supervision of its and its Subsidiaries’ respective operations.

(e) Company Cash Reports. Between the date of this Agreement and the Closing Date, the Company shall provide in good faith an unaudited monthly report setting forth the Company’s good faith estimate of the Company Net Cash Amount expected at Closing, (the “Company Cash Report”), which shall be delivered within ten (10) days after the end of each calendar month, or such longer period as the parties may agree to in writing; provided that the failure to provide any such Company Cash Report within such ten (10) day period shall not be deemed a breach of this Section 5.01(e) for purposes of Section 7.2(b).

Section 5.02 Company Takeover Proposals; Company Change in Recommendation.

(a) Termination of Existing Discussions. As of the date hereof, the Company shall, and shall cause each of its Representatives to, cease immediately and cause to be immediately terminated all soliciting activities, discussions and negotiations and access to nonpublic information with, to or by any Person (other than Parent or Merger Sub) regarding any proposal that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal. Notwithstanding anything to the contrary, contained herein, including this Section 5.02, the Company shall promptly (and in any event within five (5) Business Days following the date hereof) request that each such Person in possession of nonpublic information that was furnished by or on behalf of the Company in connection with its consideration of any potential Company Takeover Proposal return or destroy all such nonpublic information heretofore furnished to such

Person or its Representatives and immediately terminate all physical and electronic dataroom access previously granted to any such Person or its Representatives.

(b) Prohibition on Soliciting Activities. Except as permitted by Section 5.02(c) or in connection with the platform divestiture, the Company shall not, nor shall it authorize or permit any of its Representatives to, directly or indirectly, (i) solicit, initiate or facilitate or knowingly encourage, any inquiries or the making of any proposal, indication of interest or offer that would reasonably be expected to lead to, any Company Takeover Proposal, (ii) enter into any letter of intent, agreement in principle, acquisition agreement, option agreement or other similar statement of intention or agreement with respect to any Company Takeover Proposal, or (iii) engage or participate in any discussions or negotiations with, or, with the intent to assist or facilitate such Person to make a Company Takeover Proposal, furnish any nonpublic information (whether orally or in writing) or access to the business, properties, assets, books or records of the Company to, or otherwise cooperate in any way with, any Person (or any Representative of a Person) that has made, is seeking to make, has informed the Company of any intention to make, or has publicly announced an intention to make, any proposal that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal, in connection with, or for the purpose of knowingly encouraging or facilitating, a Company Takeover Proposal; provided, that, the Company may contact the Person that has made an offer, proposal or indication of interest solely for the purpose of informing such Person about the terms and conditions of this Section 5.02(b).

(c) Discussions Permitted in Certain Circumstances. Before receipt of the Company Stockholder Approval, the Company and its Representatives may, directly or indirectly through any Representative, to the extent that the failure to do so would reasonably be expected to be a breach of the fiduciary duties of the Company Board under applicable Law, as determined in good faith by the Company Board after consultation with the Company’s financial advisor and outside legal counsel, in response to a bona fide written Company Takeover Proposal that (x) the Company Board (or a duly formed committee thereof) determines, in good faith, after consultation with the Company’s financial advisor and outside legal counsel, is reasonably likely to result in a Superior Company Proposal and (y) that was not solicited by the Company and that did not otherwise result from a material breach of this Section 5.02, and subject to compliance in all material respects with Section 5.02(f) (Required Notices), (i) participate in discussions and negotiations (including solicitation of a revised Company Takeover Proposal) with such Person and its Representatives regarding any Company Takeover Proposal and (ii) furnish to such Person and its Representatives (including its potential financing sources) any information (including non-public information) related to the Company, and provide access to the Company’s assets, properties and business facilities. Prior to engaging in any such discussions or negotiations with such Person, the Company shall enter into an Acceptable Confidentiality Agreement with such Person in respect of such Company Takeover Proposal. The Company shall provide to Parent copies of all nonpublic information (to the extent that such nonpublic information has not been previously provided or Made Available) that is made available to any such Person before or substantially concurrently with the time it is provided or made available to such Person. The Company shall not furnish any nonpublic information or participate in any discussions or negotiations with any Person pursuant to this Section 5.02(c) unless the Company notifies Parent in writing of its intention to take such action, promptly after the Company Board resolves to take such action, which notice shall include the identity of such Person, a true and complete copy of the most current version of any applicable unsolicited request or Company Takeover Proposal

(including any proposed agreement or other offer documents) and a true and complete copy of such Acceptable Confidentiality Agreement; provided, however, the identity of such Person need not be disclosed to Parent if providing such information would violate the terms of a confidentiality agreement in effect prior to the date of this Agreement. The terms and existence of any such unsolicited request or Company Takeover Proposal shall be subject to the confidentiality obligations imposed on Parent pursuant to the Confidentiality Agreement.

(d) Company Recommendation. Except as permitted by Section 5.02(e), the Company shall cause the Joint Proxy Statement/Prospectus to include the recommendation of the Company Board to the Company’s stockholders that they give the Company Stockholder Approval (the “Company Recommendation”). Except as permitted by Section 5.02(e), the Company Board shall not (i) fail to make, withdraw or modify in a manner adverse to Parent or Merger Sub, or propose publicly to fail to make, withdraw or modify in a manner adverse to Parent or Merger Sub, the approval or recommendation by the Company Board of this Agreement or the Merger (it being understood that taking a neutral position or no position with respect to any Company Takeover Proposal shall be considered an amendment or adverse modification), (ii) approve, adopt, endorse, recommend or otherwise declare advisable (or publicly propose to approve, adopt, endorse, recommend or otherwise declare advisable) a Company Takeover Proposal, (iii) (1) fail to publicly recommend against any Company Takeover Proposal within ten (10) Business Days after such Company Takeover Proposal is made public (or such fewer number of days as remains prior to the Company Stockholders Meeting so long as such Company Takeover Proposal is made at least five (5) Business Days prior to the Company Stockholders Meeting), or (2) fail to reaffirm the Company Recommendation within ten (10) Business Days after any written request by Parent to do so after a Company Takeover Proposal shall have been publicly announced or shall have become publicly known (or such fewer number of days as remains prior to the Company Stockholders Meeting so long as such request is made at least three (3) Business Days prior to the Company Stockholders Meeting), it being understood and agreed that, other than requests for reaffirmation made by Parent within two (2) Business Days of the date that a Company Takeover Proposal first becomes public, Parent shall be entitled to request a reaffirmation of the Company Recommendation on a maximum of two (2) occasions or (iv) authorize any of, or resolve, commit or agree to take any of, the foregoing actions (any of the foregoing in clauses (i) through (iv), a “Company Recommendation Change”).

(e) Change in Recommendation Permitted in Certain Circumstances. At any time prior to receipt of the Company Stockholder Approval, if the Company has complied with all of its obligations in all material respects under this Section 5.02, and the Company Board receives a Superior Company Proposal, and as a result thereof the Company Board determines in good faith, after consulting with outside legal counsel, that the failure to do so would be inconsistent with the Company Board’s fiduciary duties under applicable Law, then the Company Board may make a Company Recommendation Change. Notwithstanding the foregoing, the Company Board shall not make a Company Recommendation Change or approve or recommend any Superior Company Proposal pursuant to this Section 5.02(e) unless: (x) the Company notifies Parent in writing of its intention to take such action, promptly after the Company Board resolves to take such action but in any event not less than three (3) Business Days before taking such action, which notice shall include, in the case of a Superior Company Proposal, the identity of the offeror and a true and complete copy of the most current version of such Superior Company Proposal (including any proposed agreement or other offer documents), (y) for three (3) Business Days following delivery of such notice, the Company negotiates in good faith with Parent with respect to any revised proposal from Parent in respect of the terms of the Transactions (to the extent Parent desires to negotiate) and (z) if the proposed Company Recommendation Change is in response to a Superior Company Proposal, Parent does not make, within such three (3) Business Day period, an offer (not subsequently withdrawn) that causes the offer previously constituting a Superior Company Proposal to no longer constitute a Superior Company Proposal, as determined by the Company Board in good faith after consulting with the Company’s financial advisor and outside legal counsel, as such Superior Company Proposal (it being understood that any (a) amendment to the financial terms or (b) material amendment to the other material terms of any such Superior Company Proposal shall require a new written notice from the Company and an additional two (2) Business Day period that satisfies this Section 5.02(e)).

(f) Required Notices. The Company promptly, and in any event within one Business Day, shall advise Parent in writing of any bona fide Company Takeover Proposal, any inquiry that would reasonably be expected to lead to, any Company Takeover Proposal, or any request for non-public information reasonably expected to be in contemplation of a Person making a bona fide Company Takeover Proposal, the identity of the Person making any such Company Takeover Proposal, inquiry or request and the material terms of any such Company Takeover Proposal, inquiry or request. The Company shall (i) keep Parent informed reasonably current basis of the status of any such Company Takeover Proposal, inquiry or request, including notifying Parent within one (1) Business Day of the occurrence of any changes to the terms thereof and discussions and negotiations relating thereto and (ii) provide to Parent promptly (and in any event within one (1) Business Day) after receipt or delivery thereof copies of all offers or proposals and drafts of proposed letters of intent, memoranda of understanding, merger agreements, acquisition agreements or other Contracts related thereto and all other material correspondence or written materials related thereto sent or provided to the Company from any third party in connection with any Company Takeover Proposal or sent or provided by the Company to the Person making any Company Takeover Proposal in connection with any such Company Takeover Proposal.

(g) Disclosures under Law. Nothing in this Agreement shall prohibit the Company Board from (A) taking and disclosing to the Company’s shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with Rule 14d-9 promulgated under the Exchange Act, including a customary “stop, look and listen” communication by the Company Board to the Company’s shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication); (B) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (C) complying with the Company’s disclosure obligations under U.S. federal or state Law or other applicable Law with regard to a Company Takeover Proposal; or (D) making any disclosure to the Company shareholders if the Company Board has determined in good faith after consultation with the Company’s outside legal counsel that the failure to do so would be reasonably likely to cause a breach of its fiduciary duties under applicable Law; provided that in each case of the foregoing clauses (A) through (D) (other than a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act) such disclosure does not modify or qualify the Company Recommendation in a manner adverse to Parent or Merger Sub.

(h) The Company agrees that in the event any Representative of the Company takes any action which, if taken by the Company, would constitute a breach of this Section 5.02, the Company shall be deemed to be in breach of this Section 5.02.

(i) Certain Definitions. For purposes of this Agreement:

“Company Takeover Proposal” means, other than with respect to the Transactions, any offer or proposal by any Person (other than a proposal or offer by Parent or any of its Affiliates) concerning any (i) merger, consolidation, other business combination or similar transaction involving the Company, pursuant to which such Person (or the stockholders of such Person) would own 15% or more of the assets, revenues or net income of the Company, taken as a whole, (ii) sale, lease, license or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of the Company (including Equity Interests of the Company) representing 15% or more of the assets, revenues or net income of the Company, taken as a whole, (iii) issuance or sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of Equity Interests representing 15% or more of the voting power of the Company, (iv) transaction or series of transactions, including any tender offer or exchange offer, in which any Person (or the stockholders of such Person) would acquire beneficial ownership or the right to acquire beneficial ownership of Equity Interests representing 15% or more of the voting power of the Company or (v) any combination of the foregoing.

“Superior Company Proposal” means a bona fide written Company Takeover Proposal (except that references in the definition of “Company Takeover Proposal” to “15% or more” shall be replaced by “50% or more”), on its most recently amended or modified terms, if amended or modified, for which the Company Board determines in good faith (after consultation with outside legal counsel and its financial advisor) to be (i) more favorable to the holders of shares of Company Common Stock than the Transactions (taking into account all financial, legal, regulatory and other aspects thereof, and taking into account all the terms and conditions of such proposal and this Agreement (including any changes to the terms of this Agreement proposed by Parent in response to such proposal to the extent in a form that could be accepted)) and (ii) reasonably expected to be completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

ARTICLE VI

Additional Agreements

Section 6.01 Preparation of the Form S-4 and the Joint Proxy Statement/Prospectus; Stockholders Meeting.

(a) As soon as practicable following the date of this Agreement, but in any event within twenty (20) Business Days following the date of this Agreement (to the extent practicable), Parent and the Company shall jointly prepare and cause to be filed with the SEC the Joint Proxy Statement/Prospectus in preliminary form and Parent shall prepare (with the cooperation of the Company) and file with the SEC the Form S-4, in which the Joint Proxy Statement/Prospectus will be included as a prospectus, and each of the Company and Parent shall cooperate with each other and use reasonable best efforts to respond as promptly as practicable to any comments of the SEC with respect thereto; provided, that consistent with the foregoing, Parent and the Company shall use their good faith efforts to make the initial filing of the Form S-4 within ten (10) Business Days following the date of this Agreement, it being understood and agreed that the failure to make such filing within such ten (10) Business Day period shall not be deemed to be a breach of this Agreement for any purpose. Each of the Company and Parent shall cooperate with each other and use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. Each of the Company and Parent shall use reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to the Company’s stockholders and the Parent’s stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under any applicable state securities laws in connection with the issuance of Parent Common Stock in the Merger and under the Company Plans and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock and rights to acquire Company Common Stock pursuant to the Company Plans as may be reasonably requested in connection with any such action. The parties shall notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Joint Proxy Statement/Prospectus or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between such party or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Joint Proxy Statement/Prospectus, the Form S-4 or the Merger. Each party shall give each other party an opportunity to participate in any discussions or meetings such party has with the SEC in connection with the Joint Proxy Statement/Prospectus, the Form S-4 or the Merger. Notwithstanding the foregoing, before filing the Form S-4 (or any amendment or supplement thereto) or mailing the Joint Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Parent and the Company (i) shall provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall include in such document or response all comments reasonably proposed by the other and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the other (such approval not to be unreasonably withheld, conditioned or delayed). Each of Parent and the Company shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Stock included in the Merger Consideration for offering or sale in any jurisdiction, and each of Parent and the Company shall use all reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of Parent and the Company shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” laws and the rules and regulations thereunder in connection with the Merger and the Share Issuance.

(b) If before the Effective Time, any event occurs with respect to the Company, or any change occurs with respect to other information supplied by the Company for inclusion in the Joint Proxy Statement/Prospectus or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement/Prospectus or the Form S-4, the Company shall promptly notify Parent of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy

Statement/Prospectus and Form S-4 and, as required by law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders.

(c) If before the Effective Time, any event occurs with respect to Parent or any Parent Subsidiary, or change occurs with respect to other information supplied by Parent for inclusion in the Joint Proxy Statement/Prospectus or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement/Prospectus or the Form S-4, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement/Prospectus and the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders.

(d) The Company shall, as soon as practicable following effectiveness of the Form S-4, duly call, give notice of, convene and hold a meeting of its shareholders (including any adjournment, postponement or other delay thereof, the “Company Stockholders Meeting”) for the purpose of, among other things, seeking the Company Stockholder Approval. The Company shall use reasonable best efforts to: (x) cause the Joint Proxy Statement/Prospectus to be mailed to the Company’s shareholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act; (y) solicit from the holders of Company Common Stock proxies in favor of the adoption of this Agreement and approval of the Merger; and (z) take all other actions necessary or advisable to secure the vote or consent of the holders of Company Common Stock required by applicable Law to obtain such approval. Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to the first sentence of this Section 6.01(d) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any Company Takeover Proposal or (ii) the withdrawal or modification by the Company Board of its approval or recommendation of this Agreement or the Merger.

(e) Parent shall, as soon as practicable following effectiveness of the Form S-4, duly call, give notice of, convene and hold a meeting of its shareholders (including any adjournment, postponement or other delay thereof, the “Parent Stockholders Meeting”) for the purpose of, among other things, seeking from the holders of Parent Common Stock proxies in favor of the approval of the Share Issuance. Parent shall use reasonable best efforts to: (x) cause the Joint Proxy Statement/Prospectus to be mailed to Parent’s shareholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act; (y) solicit from the holders of Parent Common Stock proxies in favor of the Share Issuance; and (z) take all other actions necessary or advisable to secure the vote or consent of the holders of Parent Common Stock required by applicable Law to obtain such approval.

(f) Notwithstanding anything to the contrary in this Agreement, the Company will be permitted to postpone or adjourn the Company Stockholders Meeting if (i) there are holders of insufficient shares of the Company Common Stock present or represented by proxy at the Company Stockholders Meeting to constitute a quorum at the Company Stockholders Meeting; (ii) the Company is required to postpone or adjourn the Company Stockholders Meeting by applicable Law, order or a request from the SEC; or (iii) the Company Board (or a committee thereof) has determined in good faith (after consultation with outside legal counsel) that it is required by applicable Law to postpone or adjourn the Company Stockholders Meeting (including, if the Company Board (or a committee thereof) has determined in good faith (after consultation with outside legal counsel) that it is required by applicable Law) in order to give the stockholders of the Company sufficient time to evaluate any information or disclosure that the Company has sent to the stockholders of the Company or otherwise made available to the stockholders of the Company by issuing a press release, filing materials with the SEC or otherwise, in each case in accordance with the terms of this Agreement.

(g) Notwithstanding anything to the contrary in this Agreement, Parent will be permitted to postpone or adjourn the Parent Stockholders Meeting if (i) there are holders of insufficient shares of the Parent Common Stock present or represented by proxy at the Parent Stockholders Meeting to constitute a quorum at the Parent Stockholders Meeting; (ii) Parent is required to postpone or adjourn the Parent Stockholders Meeting by applicable Law, order or a request from the SEC; or (iii) the Parent Board (or a committee thereof) has determined in good faith (after consultation with outside legal counsel) that it is required by applicable Law to postpone or adjourn the Parent Stockholders Meeting (including, if the Parent Board (or a committee thereof) has determined in good faith (after consultation with outside legal counsel) that it is required by applicable Law) in order to give the stockholders of Parent sufficient time to evaluate any information or disclosure that Parent has sent to the stockholders of Parent or otherwise made available to the stockholders of Parent by issuing a press release, filing materials with the SEC or otherwise, in each case in accordance with the terms of this Agreement.

Section 6.02 Access to Information; Confidentiality. The Company shall afford to Parent and to the officers, employees, accountants, counsel, financial advisors and other Representatives of Parent, reasonable access during normal business hours during the period before the Effective Time to all their respective properties, books, contracts, commitments, personnel and records and, during such period, the Company shall furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of Federal or state securities laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request; provided, however, that such access does not unreasonably disrupt the normal operations of the Company. This Section 6.02 shall not require the Company to permit any access, or to disclose any information, that in the reasonable judgment of such party would reasonably be expected to result in (i) the disclosure of any trade secrets of third parties or a violation of any of its obligations with respect to confidentiality if such party shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure, (ii) the loss of attorney-client privilege with respect to such information (provided, that each party shall use all reasonable efforts, such as the entry into a joint defense agreement, to permit such access or disclosure without the loss of such privilege) or (iii) in the case of documents or portions of documents relating to pricing or other matters that are highly sensitive, a Governmental Authority alleging that providing such information violates antitrust Law. If any material is withheld by such party pursuant to the proviso to the preceding sentence, such party shall inform the other party as to the general nature of what is being withheld and use reasonable best efforts to provide appropriate alternative disclosure. All information exchanged pursuant to this Section 6.02 shall be subject to the Mutual Confidentiality Agreement dated February 22, 2023 between the Company and Parent (the “Confidentiality Agreement”). Any access to the Company’s properties shall be subject to the terms of the Company’s Leases and the Company’s reasonable security measures and insurance requirements and shall not include the right to perform any “invasive” testing.

Section 6.03 Reasonable Best Efforts; Notification.

(a) Upon the terms and subject to the conditions set forth in this Agreement (and without limiting the rights of the Company and the Company Board under Section 5.02), each of the parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including using reasonable best efforts to: (i) cause the conditions to the Merger set forth in Article VII to be satisfied or fulfilled, (ii) obtain all necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an Action by, any Governmental Authority, (iii) obtain all necessary consents, approvals or waivers from third parties, (iv) defend any Action challenging this Agreement or any Ancillary Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, and (v) execute and deliver any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement or the Ancillary Agreements; provided, that, in connection with any of the foregoing clauses (i) through (iv), Parent and the Company (x) shall not be obligated to and (y) shall not agree to (A) make any payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payment) or concede anything of monetary or economic value or (B) amend, supplement or modify any contract in any manner that would be adverse to the interest of the Company or, after the Merger, Parent and its Subsidiaries, in each case in subpart (y), without the prior written consent of Parent.

(b) Without limiting the generality of anything contained in this Section 6.03, from the date hereof until the Effective Time or the termination or this Agreement in accordance with its terms, each of the Company and Parent (on its and Merger Sub’s behalf) shall use its reasonable best efforts to (i) cooperate in all respects and consult with each other in connection with any filing or submission in connection with any investigation or other inquiry, including allowing the other party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (ii) give the other party prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding brought by a Governmental Authority or brought by a third party before any Governmental Authority, in each case, with respect to the transactions contemplated by this Agreement, (iii) keep the other party promptly informed as to the status of any such request, inquiry, investigation, action or legal proceeding, (iv) promptly inform the other party of any communication to or from the FTC, DOJ or any other Governmental Authority in connection with any such request, inquiry, investigation, action or legal proceeding, (v) promptly furnish to the other party, subject to an appropriate confidentiality agreement to limit disclosure to outside counsel and consultants retained by such counsel, with copies of documents provided to or received from any Governmental Authority in connection with any such request, inquiry, investigation, action or legal proceeding, (vi) subject to an appropriate confidentiality agreement or other legal obligation to limit disclosure to counsel and outside consultants retained by such counsel, consult in advance and cooperate with the other party and consider in good faith the views of the other party in connection with any substantive communication, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such request, inquiry, investigation, action or legal proceeding, and (vii) except as may be prohibited by any Governmental Authority or by applicable Law, in connection with any such request, inquiry, investigation, action or legal proceeding in respect of the transactions contemplated by this Agreement, each party shall provide advance notice of and permit authorized Representatives of the other party to be present at each meeting or conference, including any virtual or telephonic meetings, relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in advance in connection with any argument, opinion or proposal to be made or submitted to any Governmental Authority in connection with such request, inquiry, investigation, action or legal proceeding; provided, however, that materials required to be provided pursuant to this Section 6.03(b) may be redacted (A) to remove references concerning the valuation of Parent, Merger Sub, the Company, or any of their respective Subsidiaries or assets, (B) as necessary to comply with contractual arrangements, and (C) as necessary to address reasonable privilege concerns. Each party shall supply as promptly as practicable such information, documentation, other material or testimony that may be requested by any Governmental Authority, including by complying at the earliest reasonably practicable date with any reasonable request for additional information, documents or other materials received by any party or any of their respective Subsidiaries from any Governmental Authority in connection with such applications or filings for the transactions contemplated by this Agreement.

Section 6.04 Employee Matters.

(a) The Company shall take (or cause to be taken) all actions necessary or appropriate to terminate the employment of each employee, consultant or independent contractor of the Company, effective as of the Effective Time, and the Company shall cause any and all amounts owed to each employee, consultant or independent contractor of the Company to be settled in full prior to the Effective Time, including but not limited to any and all accrued but unpaid wages, vacation, PTO, bonus, or other compensation.

(b) The Company, in accordance with applicable Law (including, without limitation, the Code, including Code Section 409A, U.S. Treasury Regulations and ERISA), shall terminate (or cause to be terminated) immediately prior to the Effective Time, the Company 2020 Plan, as amended, the Company ESPP, and any Plans providing for deferred compensation and/or health and welfare benefits, subject to and contingent upon the consummation of the Transactions.

(c) The Company will provide to Parent, by no later than five (5) days prior to the Closing Date, an analysis demonstrating a reasonable estimate of the amounts, if any, that could be received (whether in cash, property or the vesting of property) by a “disqualified individual” from the Company or any of its Affiliates that could reasonably be expected to be characterized as an “excess parachute payment” (as such terms are defined for purposes of Section 280G of the Code).

(d) The Company shall take (or cause to be taken) all actions necessary or appropriate to terminate (or terminate its participation in), effective no later than the day immediately preceding the Closing Date, any Plan that contains a cash or deferred arrangement intended to qualify under Section 401(a) of the Code (“Company DC Plans”) that it sponsors or which its employees participate in and take all other actions necessary or advisable to terminate such Company DC Plans, effective no later than the date immediately preceding the Closing Date. For the avoidance of doubt, no Company DC Plans shall be continued or assumed by Parent or Merger Sub and no Company DC Plans shall be merged into any qualified retirement plans sponsored by Parent or Merger Sub and Company must take all action necessary to ensure that no Company DC Plan is required to be merged.

Section 6.05 Indemnification.

(a) Parent and Merger Sub agree that all rights to exculpation or indemnification arising from, relating to, or otherwise in respect of, acts or omissions occurring before the Effective Time in favor of the current or former directors or officers of the Company (each, an “Indemnified Party”) as provided in their respective certificates of incorporation, by-laws, other organizational documents, all agreements for indemnification, exculpation of liability or advancement of expenses, in each case as in effect on the date hereof shall survive the Merger and shall continue in full force and effect in accordance with their terms and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such Indemnified Parties for a period of not less than six (6) years after the Effective Time. If any claims for indemnification or exculpation are asserted or made within such period, all rights to indemnification or exculpation in respect of such claims shall continue until the final disposition of such claims. The Company shall obtain, at its sole cost and expense (such aggregate expense the “D&O Insurance Expense”), and Parent and the Surviving Corporation shall cause to be maintained, for a period of not less than six (6) years after the Effective Time, an irrevocable “tail” insurance policy of the Company’s current directors’ and officers’ insurance (the “D&O Insurance”) for all Persons who are directors and/or officers of the Company on the date of this Agreement and are covered by the D&O Insurance immediately prior to the Effective Time, on terms with respect to the coverage and amounts not materially less favorable to such insured persons than those of the D&O Insurance in effect on the date of this Agreement (such policy, the “D&O Tail Insurance”). If the D&O Tail Insurance is terminated or canceled during such six (6)-year period, Parent shall use reasonable efforts to cause to be obtained D&O Insurance for the remainder of such period on terms and conditions no less advantageous than the existing D&O Insurance; provided, however, that the aggregate premiums paid by the Parent to obtain such D&O Insurance shall not exceed the D&O Insurance Expense prorated for the applicable period (the “Parent D&O Obligation Amount”), and if the aggregate premiums of such coverage exceeds the Parent D&O Obligation Amount, Parent shall obtain a policy with the greatest coverage available for a cost not exceeding the Parent D&O Obligation Amount.

(b) From and after the Effective Time, to the fullest extent permitted by Law and the Company Organizational Documents (as in effect on the date hereof), Parent shall cause the Surviving Corporation to indemnify, defend and hold harmless the Indemnified Parties against all losses, claims, damages, liabilities and reasonable out of pocket expenses (including reasonable and documented attorneys’ fees and disbursements), judgments, fines and amounts paid in settlement (in the case of settlements, with the approval of the indemnifying party (which approval shall not be unreasonably withheld, conditioned or delayed)) (collectively, “Losses”), as incurred (subject to the execution by such Indemnified Parties of appropriate undertakings in favor of the indemnifying party to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party is not entitled to be indemnified under this Section 6.05(b)), to the extent arising from, relating to, or otherwise in respect of, any actual or threatened Action or investigation, in respect of actions or omissions occurring at or before the Effective Time in connection with such Indemnified Party’s duties as an officer or director of the Company, including in respect of this Agreement, any Ancillary Agreement, the Merger and the other Transactions; provided, however, that an Indemnified Party shall not be entitled to indemnification under this Section 6.05(b) to the extent prohibited by Law.

(c) The provisions of this Section 6.05 are intended to be in addition to the rights otherwise available to the current officers and directors of the Company by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives. The obligations set forth in this Section 6.05 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Party, or any person who is a beneficiary under the policies referred to in this Section 6.05 and their heirs and representatives, without the prior written consent of such affected Indemnified Party or other person.

(d) If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets, then, and in each case, Parent and the Surviving Corporation shall ensure that such surviving corporation or entity or the transferees of such properties or assets assume the obligations set forth in this Section 6.05.

Section 6.06 Fees and Expenses.

(a) Except as provided below, all fees and expenses incurred in connection with the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except for expenses incurred in connection with filing, printing and mailing the Joint Proxy Statement/Prospectus and the Form S-4 shall be shared equally by Parent and the Company.

(b) The Company shall pay to Parent a nonrefundable fee of $600,000 if: (i) this Agreement is terminated by Parent pursuant to Section 8.01(c)(ii) or Section 8.01(c)(iii) (in each case, without the Company Stockholder Approval having been previously obtained); or (ii) (A) this Agreement is terminated by the Company pursuant to Section 8.01(b)(i), (B) after the date of this Agreement and prior to such valid termination, a Company Takeover Proposal shall have been publicly announced or otherwise been communicated to the Company Board or the Company’s shareholders and not abandoned, and (C) within twelve (12) months following the date of such valid termination, the Company shall have entered into a definitive agreement with respect to or recommended to its stockholders a Company Takeover Proposal or a Company Takeover Proposal shall have been consummated (provided that for purposes of this clause (C), each reference to “15%” in the definition of Company Takeover Proposal shall be deemed to be a reference to “50%”). Any fee due under this Section 6.06(b) shall be paid by wire transfer to the account designated by Parent in writing of same-day funds within two (2) Business Days of the date of termination of this Agreement (except that in the case of termination pursuant to clause (ii) above such payment shall be made on the earlier of the date of execution of the definitive agreement, recommendation to the Company’s stockholders or consummation of such transaction). In no event shall the Company be required to pay the fee set forth in this Section 6.06(b) on more than one occasion.

(c) In the event that this Agreement is terminated by the Company or Parent pursuant to Section 8.01(b)(iii), then the Company shall reimburse Parent and Merger Sub for all their documented out-of-pocket expenses, including all fees and expenses of counsel, financial advisers, accountants, consultants and other advisers, actually incurred in connection with this Agreement and the Ancillary Agreements, the Merger and the other Transactions (the “Company Reimbursement Payment”); provided that the maximum amount of such Company Reimbursement Payment shall in no event exceed $400,000; provided, further that no Company Reimbursement Payment shall be due if the Company is obligated to make any payment under or has previously made any payment due under Section 6.06(b). If Parent shall be entitled to a Company Reimbursement Payment, such Company Reimbursement Payment shall be paid by wire transfer to the account designated by Parent in writing of same-day funds within five (5) Business Days following the Company’s receipt of invoices or written documentation supporting Parent’s request for a Company Reimbursement Payment.

(d) In the event this Agreement is terminated by Parent or the Company pursuant to Section 8.01(b)(iv), then Parent shall reimburse the Company for all its documented out-of-pocket expenses, including all fees and expenses of counsel, financial advisers, accountants, consultants and other advisers, actually incurred in connection with this Agreement and the Ancillary Agreements, the Merger and the other Transactions (the “Parent Reimbursement Payment”); provided that the maximum amount of such Parent Reimbursement Payment shall in no event exceed $450,000. If the Company shall be entitled to a Parent Reimbursement Payment, such Parent Reimbursement Payment shall be paid by wire transfer to the account designated by the Company in writing of same-day funds within five (5) Business Days following Parent’s receipt of invoices or written documentation supporting the Company’s request for a Parent Reimbursement Payment.

(e) Notwithstanding anything to the contrary contained herein, if this Agreement is terminated and Parent is entitled to receive a fee or reimbursement under Section 6.06(b) or Section 6.06(c) or the Company is entitled to receive reimbursement under Section 6.06(d), Parent’s or the Company’s right to receive such fee or reimbursement, as applicable, shall be the sole and exclusive remedy of Parent or the Company and their respective Related Persons against the other party or any of its Related Persons, and Parent and the Company shall be deemed to have waived all other remedies (including equitable remedies) with respect to, (i) any failure of the Transactions to be consummated and (ii) any breach by the other party of its obligation to consummate the Transactions or any representation, warranty, covenant or agreement set forth herein or in this Agreement or any Ancillary Agreement; provided that the foregoing shall not limit any liability for a Willful Breach to the extent provided in Section 8.02. Upon payment by the Company or Parent of such fee and expenses, neither the Company, Parent nor any of their respective Related Persons shall have any further liability or obligation (under this Agreement or otherwise) relating to or arising out of this Agreement or any Ancillary Agreement or any of the Transactions, and in no event shall Parent and the Company (and Parent and the Company shall ensure that their respective Related Persons do not) seek to recover any money damages or losses, or seek to pursue any other recovery, judgment, damages or remedy (including any equitable remedy under Section 9.10 (Enforcement) or otherwise) of any kind, in connection with this

Agreement or any Ancillary Agreement or any of the Transactions (except, in the case of a Willful Breach, to the extent provided in Section 8.02). The parties agree that the agreements contained in this Section 6.06(e) are an integral part hereof and that the fees payable pursuant to this Section 6.06 constitute liquidated damages and not a penalty.

Section 6.07 Public Announcements. The initial press release with respect to the execution and delivery of this Agreement and the Merger shall be a joint press release reasonably acceptable to the Company and Parent. Thereafter, Parent and Merger Sub, on the one hand, and the Company, on the other hand, agree that no public release, statement, announcement or other disclosure concerning the Merger and the transactions contemplated hereby without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed) except (i) to the extent required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange, or (ii) in connection with any public statement, as determined by the Company Board in good faith after consultation with the Company’s financial advisor and outside legal counsel discretion and made in compliance with Section 5.02, regarding a Superior Company Proposal.

Section 6.08 Transfer Taxes. All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) incurred in connection with the Transactions shall be paid by either Merger Sub or the Surviving Corporation, and the Company shall cooperate with Merger Sub and Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.

Section 6.09 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger and under the Company Plans to be approved for listing on the Nasdaq, subject to official notice of issuance, before the Closing Date.

Section 6.10 Delisting. To the extent requested by Parent, prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and the rules and policies of Nasdaq to enable the delisting of the shares of Company Common Stock from Nasdaq and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.11 Tax Matters.

(a) Parent makes no representations or warranties to the Company, its stockholders, or any other Person regarding the Tax treatment of the Merger or the other transactions contemplated by this Agreement. The Company acknowledges that it is the responsibility of the Company and its stockholders to seek Tax advice from their own Tax advisors regarding the Tax treatment to the Company and its stockholders of the Merger and the other transactions contemplated by this Agreement.

(b) The Company shall deliver to Parent prior to the Closing, (i) a certificate pursuant to Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h), dated not more than 30 days prior to the Closing Date and signed by an executive officer of the Company, certifying that the equity interests in the Company are not “United States real property interests” (as defined in Section 897(c)(1) of the Code) and (ii) a copy of a duly executed and completed notification, which the Company shall timely mail to the IRS after Closing, regarding such certificate in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

(c) Each of the parties to this Agreement shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another party, in connection with the filing of relevant Tax Returns, and any Proceeding related to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any tax proceeding or audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(d) Amended Returns. Without the written consent of Parent (which consent may be denied for any reason), neither the Company, Company Affiliate or stockholder of Company shall cause or permit the Company or any Subsidiary to (i) amend, file, refile or otherwise modify (or grant an extension of any statute of limitation with respect to) any Tax Return of the Company or Subsidiary for any Pre-Closing or Straddle Tax Period, or (ii) make any Tax election that has retroactive effect to any Pre-Closing or Straddle Tax Period.

Section 6.12 Transaction Litigation. In the event that any litigation related to this Agreement or the Transactions is brought, or, to the Knowledge of the Company, threatened, against the Company, any members of the Company Board or any Affiliate of the Company from and following the date of this Agreement (such litigation, “Company Transaction Litigation”), the Company shall promptly notify Parent of such Company Transaction Litigation and shall keep Parent reasonably informed with respect to the status thereof. The Company shall give Parent a reasonable opportunity to participate in the defense or settlement (at Parent’s sole expense and subject to a customary joint defense agreement) of any Company Transaction Litigation and shall consider in good faith Parent’s advice with respect to such Company Transaction Litigation; provided that the Company shall in any event control such defense in its sole discretion and the disclosure of information to Parent in connection therewith shall be subject to the provisions of Section 6.02; provided, further, that the Company shall not settle or agree to settle any Company Transaction Litigation without prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.13 Parent Board. Prior to the Effective Time, Parent shall take all such action as may be necessary to cause the number of directors comprising the Parent Board as of immediately following the Effective Time to consist of nine (9) directors, including Shawn Cross.

Section 6.14 Section 16 of the Exchange Act. Parent, the Company and the Company Board (or duly formed committees thereof consisting or non-employee directors (as such term is defined for the purposes of Rule 16b-3 under the Exchange Act)), shall, prior to the Effective Time, each take all such actions as may be considered necessary or advisable to cause the Transactions and any other dispositions of equity securities of the Company (including Company Common Stock and any derivative securities) or acquisitions of equity securities of Parent (including any derivative securities) in connection herewith by any individual who (a) is a director or officer of the Company or (b) at the Effective Time will become a director or officer of Parent, in each case to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.15 Takeover Statutes. If any antitakeover or similar statute or regulation is or may become applicable to the Transactions, each of the parties hereto and its respective Board of Directors shall (a) grant such approvals and take all such actions as are legally permissible so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise act to eliminate or minimize the effects of any such statute or regulation on the Transactions.

Section 6.16 Resignations. The Company shall cause each director of the Company to resign in such capacity, with such resignations to be effective as of the Effective Time.

Section 6.17 Company Net Cash Amount Closing Schedule. Not less than four (4) (but no more than seven (7)) days prior to the Closing Date the Company shall deliver to Parent the Company’s good faith calculations of the Company Net Cash Amount as of the Closing Date (the “Company Net Cash Amount Closing Schedule”), prepared and certified by the Company’s Chief Financial Officer, in form and substance reasonably acceptable to Parent. The Company shall make available to Parent, as requested by Parent, the work papers and back-up materials used or useful in preparing the Company Net Cash Amount Closing Schedule.

Section 6.18 Platform Divestiture. Notwithstanding any other provision in this Agreement, Parent and the Company agree that the Company may, without the prior written consent of Parent, sell, assign, license, or otherwise dispose of, in one (1) or more transactions, some or all of the Company Platform Assets at any time prior to or concurrently with, the Closing (each a “Company Platform Divestiture”). Prior to execution of a definitive agreement with respect to a Company Platform Divestiture, the Company shall either (a) provide advance written notice to Parent that reasonably evidences that such Company Platform Divestiture (i) will close prior to or concurrent with, the Closing and (ii) will not impose indemnification or similar post-closing obligations or liabilities on the Company or its Affiliates or (b) obtain the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed). Prior to the Effective Time, the Company shall either (i) transfer or sell IND 148165 for AMT-101 in the indication of Irritable Bowel Disease (“IND 148165”) in connection with a Company Platform Divestiture, or (ii) if IND 148165 is not transferred or sold in connection with a Company Platform Divestiture, then the Company shall withdraw IND 148165.

Section 6.19 Terminations. The Company shall terminate any Contracts reasonably requested by Parent, and pay any outstanding amounts under such Contracts, including any applicable termination fees, at or prior to the Effective Time. In the event that, in the reasonable determination of the Company, it would be impracticable or impossible to terminate any such Contract at or prior to the Effective Time, the expected cost to terminate such Contract (as reasonably determined by the mutual agreement of the Company and Parent and including (a) the aggregate amount of any outstanding amounts under such Contract and (b) any applicable termination fees), shall be included as a liability in the calculation of the Company Net Cash Amount. Notwithstanding anything herein to the contrary, the Company’s failure to terminate a Contract prior to the Effective Time shall not be deemed a breach of this Section 6.19 for purposes of Section 7.02(b).

ARTICLE VII

Conditions Precedent

Section 7.01 Conditions to Each Party’s Obligation To Effect The Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions:

(a) Company Shareholder Approval. The Company shall have obtained the Company Stockholder Approval.

(b) Parent Shareholder Approval. Parent shall have obtained the Requisite Parent Vote for the Share Issuance.

(c) Antitrust. Any waiting period (and any extension thereof) applicable to the Merger under any applicable antitrust laws shall have been terminated or shall have expired. Any consents and filings under any foreign antitrust law, the absence of which would prohibit the consummation of Merger, shall have been obtained or made.

(d) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect.

(e) Listing. The shares of Parent Common Stock issuable to the Company’s shareholders pursuant to this Agreement and under the Company Plans shall have been approved for listing on the Nasdaq, subject to official notice of issuance.

(f) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or Actions by a Governmental Authority seeking a stop order.

Section 7.02 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company in Section 3.01 (Organization and Qualification; Subsidiaries), Section 3.03 (Capitalization) (other than paragraphs (c), (d) and (e) thereof), Section 3.04 (Authority Relative to this Agreement; Execution; Enforceability), Section 3.09 (Absence of Certain Changes or Events) (subparagraph (c) only), Section 3.10 (Absence of Litigation) and Section 3.26 (Brokers) shall be true and correct in all material respects (except, in the case of Section 3.03 (Capitalization), for de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent any such representation and warranty is expressly made as of another date, in which case on and as of such other date); and (ii) each other representation and warranty of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent that any such representation and warranty is expressly made as of another date, in which case as of such other date), except, in the case of this clause (ii), for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or Company Material Adverse Effect contained therein) that would not, individually, or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c) Absence of Company Material Adverse Effect. Since the date of this Agreement there shall not have been a Company Material Adverse Effect that is continuing, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

Section 7.03 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent in Section 4.01 (Organization, Standing and Power), Section 4.04 (Capitalization), Section 4.05 (Authority Relative to this Agreement; Execution; Enforceability), Section 4.10 (Absence of Certain Changes or Events) (subparagraph (c) only) and Section 4.13 (Brokers) shall be true and correct in all material respects (except, in the case of Section 4.04 (Capitalization), for de minimis inaccuracies), as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent any such representation and warranty is expressly made as of another date, in which case on and as of such other date); and (ii) each other representation and warranty of Parent set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty is expressly made as of another date, in which case as of such other date, except, in the case of this clause (ii), for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or Parent Material Adverse Effect contained therein) that would not have a Parent Material Adverse Effect. Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of each of Parent and Merger Sub to such effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or before the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(c) Absence of Parent Material Adverse Effect. Since the date of this Agreement there shall not have been any Parent Material Adverse Effect that is continuing, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

Section 7.04 Frustration of Conditions. None of the Company, Parent or Merger Sub may rely, either as a basis for not consummating the Merger or the other Transactions or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 7.01, Section 7.02 or Section 7.03, as the case may be, to be satisfied if such failure was caused by such party’s material breach of any provision of this Agreement.

ARTICLE VIII

Termination, Amendment and Waiver

Section 8.01 Termination. This Agreement may be terminated at any time before the Effective Time, whether before or after receipt of the Company Stockholder Approval or the Requisite Parent Vote:

(a) by mutual written consent of Parent, Merger Sub and the Company;

(b) by either Parent or the Company:

(i) if the Merger is not consummated on or before December 31, 2023 (the “Outside Date”); provided, however, that no termination may be made under this Section 8.01(b)(i) if the failure to close by the Outside Date shall be caused by the action or inaction of the party seeking to terminate this agreement and such action or inaction is a material breach by such party of its obligations under this Agreement;

(ii) if any Governmental Authority issues a permanent injunction, order, decree, judgment or ruling, enacts any statute or regulation or takes any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; except that the right to terminate this Agreement pursuant to this Section 8.01(b)(ii) will not be available to any party that has failed to use its reasonable best efforts to resist, appeal, obtain consent pursuant to, resolve or lift, as applicable, such injunction, order, decree judgment or ruling;

(iii) if, upon a vote at a duly held meeting to obtain the Company Stockholder Approval, the Company Stockholder Approval is not obtained; except that the right to termination this Agreement pursuant to this Section 8.01(b)(iii) will not be available to the Company if the Company’s action or failure to act (which action or failure to act constitutes a breach by such party of this Agreement) has been the cause of, or resulted in, the failure to obtain the Company Stockholder Approval;

(iv) if, upon a vote at a duly held meeting to obtain the Requisite Parent Vote, the Requisite Parent Vote is not obtained; except that the right to terminate this Agreement pursuant to this Section 8.01(b)(iv) will not be available to Parent if Parent’s action or failure to act (which action or failure to act constitutes a breach by Parent of this Agreement) has been the cause of, or resulted in, the failure to obtain the Requisite Parent Vote.

(c) by Parent:

(i) if the Company breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement or any Ancillary Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.02(a), Section 7.02(b) or Section 7.02(c) and (B) cannot be or has not been cured within thirty (30) days after the giving of written notice to the Company of such breach (provided that Parent will not be permitted to terminate this Agreement pursuant to this Section 8.01(c)(i) at any time during which the conditions set forth in Section 7.03(a) or Section 7.03(b) would not be satisfied);

(ii) if the Company makes a Company Recommendation Change; provided that Parent shall no longer be entitled to terminate this Agreement pursuant to this Section 8.01(c)(ii) if the Company Stockholder Approval is obtained prior to such termination; or

(iii) if the Company has committed a Willful Breach of its obligations under Section 5.02; provided that Parent shall no longer be entitled to terminate this Agreement under this Section 8.01(c)(iii) if the Company Stockholder Approval is obtained prior to such termination.

(d) by the Company, if Parent breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement or any Ancillary Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.03(a) or Section 7.03(b) and (B) cannot be or has not been cured within thirty (30) days after the giving of written notice to Parent of such breach (provided that the Company will not be permitted to terminate this Agreement pursuant to this Section 8.01(d) at any time during which the conditions set forth in Section 7.02(a) or Section 7.02(b) would not be satisfied).

Section 8.02 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, other than the last sentence of Section 6.02, Section 6.06, this Section 8.02 and Article IX, which provisions shall survive such termination; provided, however, that, the termination of this Agreement shall not relieve any party from any liability for any Willful Breach of any representation, warranty, covenant, obligation or other provision hereof occurring prior to such termination, in which case the aggrieved party shall be entitled to all rights and remedies available at law or equity. The parties hereby agree that the terms of the Confidentiality Agreement shall survive any termination of this Agreement pursuant to Section 8.01 in accordance with its terms.

Section 8.03 Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the parties hereto by execution of an instrument in writing signed on behalf of each Parent, Merger Sub and the Company; provided, however, that after receipt of the Company Stockholder Approval or Requisite Parent Vote, there shall be made no amendment that by law requires further approval by the stockholders of the Company or Parent, as the case may be, without the further approval of such stockholders. This

Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 8.04 Extension; Waiver. At any time and from time to time before the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Except as required by Law, no extension or waiver by the Company or Parent shall require the approval of the stockholders of the Company or of Parent. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. For any matter under this Agreement requiring the consent or approval of any party, such consent or approval shall be valid and binding on a party hereto only if such consent or approval is delivered in an instrument in writing signed on behalf of such party.

Section 8.05 Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.03 or an extension or waiver pursuant to Section 8.04 shall, in order to be effective, require in the case of Parent, Merger Sub or the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors. Termination of this Agreement before the Effective Time shall not require the approval of the stockholders of the Company or the stockholders of Parent.

ARTICLE IX

General Provisions

Section 9.01 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance or compliance, in whole or in part, after the Effective Time.

Section 9.02 Notices. Any notices, requests, claims, demands and other communications under this Agreement required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed given (i) upon receipt when delivered by hand, (ii) upon transmission, if sent by electronic mail transmission before 5:00 p.m. New York time, or if transmitted after 5:00 p.m. New York time, on the following Business Day (in each case, unless an undelivered or “bounce-back” message is received by the sender), or (iii) one Business Day after being sent by courier or express delivery service; provided that, in each case the notice or other communication is sent to the address or electronic mail address set forth beneath the name of such party below (or to such other address or electronic mail address for a party as shall be specified by like notice):

(a)	if to Parent or Merger Sub, to

Attention:

Cyclo Therapeutics, Inc.

p6714 NW 16th Street, Suite B

Gainesville, FL 32653

Attn: N. Scott Fine

Email: [***]

with a copy to (which shall not constitute notice):

Fox Rothschild LLP

101 Park Avenue, 17th Floor

New York, NY 10178

Attn: Alison Newman

Phone: [***]

Email: [***]

(b)	if to the Company, to

Applied Molecular Transport Inc.

Attn: Shawn Cross; Brandon Hants

Email: [***]; [***]

with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, CA

Attn: Michael Coke

Phone: [***]

Email: [***]

and with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza

Spear Tower, Suite 3300

San Francisco, CA 94105

Attn: Robert T. Ishii

Email: [***]

and with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati, P.C.

1301 Avenue of the Americas

40th Floor

New York, NY 10019

Attn: Jackie Hamilton

Email: [***]

Section 9.03 Definitions. For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means an agreement executed, delivered and effective after the date of this Agreement, containing provisions that require any counterparty thereto (and any of its Affiliates and Representatives) that receive non-public information of, or with respect to, the Company to keep such information confidential; provided, however, that the provisions contained therein are no less favorable in any material respect to the Company than the provisions of the Confidentiality Agreement (it being understood that such agreement need not contain any “standstill” or similar provisions that prohibit the making of any Company Takeover Proposal); provided, further, that an “Acceptable Confidentiality Agreement” shall not include any provision (i) granting any exclusive right to negotiate with such counterparty, (ii) prohibiting the Company from satisfying its obligations hereunder or (iii) requiring Company to pay or reimburse the counterparty’s fees, costs or expenses.

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Ancillary Agreements” means the Company Voting Agreements and the other agreements and instruments executed and delivered in connection with this Agreement.

“Breach” shall have the meaning given to it under HIPAA.

“Business Data” means all business information and data, including Personal Information (whether of employees, contractors, consultants, customers, consumers, or other persons and whether in electronic or any other form or medium), that is accessed, collected, used, processed, stored, shared, distributed, transferred, disclosed, destroyed, or disposed of by the Company.

“Business Day” means any day, other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which banking institutions are generally authorized or required by law or regulation to close in The City of New York, New York.

“Business Systems” means all Software, computer hardware (whether general or special purpose), electronic data processing, information, record keeping, communications, and telecommunications networks, interfaces, platforms, servers, peripherals, and computer systems, including any outsourced systems and processes, that are owned or used or held for use in the conduct of the Company Business.

“Cash and Cash Equivalents” means all cash and cash equivalents determined in a manner consistent with the manner in which such items were historically determined and in accordance with the Company Financial Statements (including any related notes) contained or incorporated by reference in the Company SEC Documents.

“Code” means the U.S. Internal Revenue Code, as amended.

“Company Business” means the business of the Company as currently conducted and currently proposed by the Company to be conducted as of the date hereof.

“Company Bylaws” means the Amended and Restated Bylaws of the Company as adopted June 9, 2020, as amended.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company dated June 9, 2020, as such may have been amended, supplemented or modified from time to time.

“Company Common Stock” means each share of common stock, par value $0.0001 per share, of the Company.

“Company ESPP” means the Company’s 2020 Employee Stock Purchase Plan.

“Company IP” means, collectively, all Company-Owned IP and Company-Licensed IP.

“Company-Licensed IP” means all Intellectual Property rights owned or purported to be owned by a third party and licensed to the Company.

“Company Material Adverse Effect” means any change, event, circumstance, effect or occurrence (any such item, an “Effect”) that, individually or in the aggregate with all other Effects, (a) has had, or would reasonably be expected to have, a material adverse effect on the business, assets, financial condition or results of operations of the Company, taken as a whole, or (b) would prevent, impair or materially delay the consummation of the Transactions; provided, however, that with respect to clause (a) of this definition, the term “Company Material Adverse Effect” shall not include Effects to the extent they result from: (i) changes in financial, securities or capital markets, changes in general economic or political conditions or changes in the industry in which the Company operates, (ii) effects of natural disasters, pandemic outbreaks, hostility, terrorist activity, cyber outages or declaration or escalation of war or force majeure event, (iii) changes in Law or interpretation thereof , (iv) changes in GAAP or any authoritative interpretation thereof, (v) any failure to meet projections, forecasts, estimates or predictions or analysts’ estimates, but any facts or circumstances underlying such failure shall be taken into account in determining whether a Company Material Adverse Effect has occurred, (vi) the execution and delivery of this Agreement or the announcement or pendency of this Agreement and the Transactions or any action by the Company that was expressly required by this Agreement, except that this clause (vi) shall not apply with respect to matters set forth in Section 3.05, (vii) actions taken at the written request of Parent or not taken at the written request of Parent (only to the extent such action or inaction is in compliance with Parent’s request), or (viii) any declines in the trading prices of the Company Common Stock, but any facts or circumstances underlying such failure shall be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent permitted by this definition and not otherwise excepted by another clause of this proviso; provided, further, that any effects resulting from the matters referred to in the previous proviso shall be excluded only to the extent such matters occur after the date hereof, and any effects resulting from the matters referred to in clauses (i), (ii) or (iii) shall be excluded only to the extent such matters do not disproportionately impact the Company, taken as a whole, as compared to other companies operating in the same industry or therapeutic areas.

“Company Net Cash Amount” means, as of the Effective Time, without duplication, (a) the Company’s Cash and Cash Equivalents (excluding, for the avoidance of doubt, all amounts payable to the Company in connection with that certain One Tower Place Lease dated December 18, 2016 (the “One Tower Lease”) and Sublease dated September 21, 2021 (collectively, with the One Tower Lease, the “One Tower Lease and Sublease”)), plus (b) the security deposit held by the landlord pursuant to the One Tower Lease, minus (c) the sum of the Company’s short and long term liabilities, including but not limited to accounts payable and accrued expenses and promised but unpaid capital expenditures (without duplication of any expenses accounted for below), in each case as of such date and determined in a manner consistent with the manner in which such items were historically determined and in accordance with the Company’s audited Financial Statements and the Company balance sheet to the extent consistent with GAAP, but excluding all liabilities of the Company in connection with the One Tower Lease and Sublease, minus (d) the amount of all fees and expenses incurred by the Company in connection with the transactions contemplated by this Agreement, including for the avoidance of doubt any transaction expenses of the Company, to the extent unpaid as of the Closing, minus (e) the cash cost of any unpaid change of control payments or severance, termination or similar payments pursuant to a Contract, plan or applicable Law that are or become due to any current or former employee, director or independent contractor of the Company, or any other third party arising out of, relating to, or in connection with the occurrence of the Closing, including, for the avoidance of doubt, any amounts to be paid pursuant to the amounts described in Section 6.04(a) or under the Senior Executive Change in Control and Severance Policy, minus (f) the cash cost of any paid time off, accrued and unpaid retention payments or other bonuses due to any current or former employee, director or independent contractor of the Company as of the Closing Date, minus (g) all payroll, employment or other withholding Taxes incurred by or on behalf of the Company in connection with any payment amounts set forth in clauses (e) or (f) and the exercise of any Company Option on or prior to the Effective Time, minus (h) the cash cost of any unpaid retention payment amounts due under any insurance policy with respect to any Action against the Company, minus (i) the expected cost and expenses of the aggregate liability of the Company arising from any Action against the Company, minus (j) any unpaid amount of the expected cost, and/or any premium related to the D&O Tail Insurance for the full six-year term, minus (k) to the extent included in Cash and Cash Equivalents, the amount of any anticipated tax credit not actually received by the Company prior to the Effective Time, including but not limited to any employee retention credit, minus (l) to the extent included in Cash and Cash Equivalents, any amounts payable to the Company but not actually received by the Company prior to the Effective Time, in connection with the sale, transfer or license of any asset of the Company prior to the Effective Time, minus (m) the amount of any Indebtedness, and plus (n) any amounts payable to the Company in connection with a Company Platform Divestiture prior to the Effective Time to the extent such amounts are received no later than the Effective Time. For illustrative purposes only, a sample statement of Company Net Cash Amount as of the date described therein is set forth on Schedule II.

“Company Options” means all issued and outstanding options to purchase shares of Company Common Stock, including options granted under the Company Plans.

“Company Organizational Documents” means the Company Certificate of Incorporation and the Company Bylaws, in each case as amended, modified or supplemented from time to time.

“Company Outstanding Shares” means, without duplication, the sum of (A) the total number of shares of Company Common Stock actually issued and outstanding immediately prior to the Effective Time plus (B) the Rollover Options.

“Company-Owned IP” means all Intellectual Property rights owned or purported to be owned by the Company.

“Company 2020 Plan” means the Applied Molecular Transport Inc. 2020 Equity Incentive Plan.

“Company Per Share Value” means the quotient determined by dividing (A) the Company Net Cash Amount by (B) the Company Outstanding Shares.

“Company Plans” means the Company 2020 Plan and the Applied Molecular Transport Inc. 2016 Equity Incentive Plan, as each may have been amended, supplemented or modified from time to time.

“Company Platform Assets” means the assets that relate to the Company’s platform technology set forth on Section 6.18 of the Company Disclosure Schedule.

“Company Preferred Stock” means the shares of the Company’s preferred stock, par value $0.0001 per share.

“Company Products” mean any products or services, developed, manufactured, performed, out-licensed, sold, distributed other otherwise made available by or on behalf of the Company, from which the Company has derived previously or is currently deriving revenue, if applicable, from the sale or provision thereof.

“Company PSUs” means all issued and outstanding performance stock unit awards covering shares of Company Common Stock.

“Company RSUs” means all issued and outstanding restricted stock unit awards covering shares of Company Common Stock.

“Company SEC Reports” means the following in the form filed with the SEC and available on EDGAR of all: (i) the Company’s annual reports on Form 10-K for each fiscal year of the Company since January 1, 2021, (ii) the Company’s quarterly reports on Form 10-Q for each fiscal quarter since January 1, 2021, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by the Company with the SEC since January 1, 2021.

“Company Software” means Software owned or purported to be owned by or developed by or for the Company.

“Confidential Information” means, when used with respect to the Company or Parent, as applicable, any proprietary information, knowledge or data concerning the businesses and affairs of the Company or Parent, as applicable, or any customers of the Company or Parent, as applicable, that is not already generally available to the public.

“Contract” means any written contract, agreement or arrangement.

“Control” has the meaning specified in Rule 405 under the Securities Act.

“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shutdown, closure, sequester or any other Law, order, guideline or recommendation by any Governmental Authority, including the Centers For Disease Control and Prevention and the World Health Organization, or by any U.S. industry group, in each case in connection with or in response to the COVID-19 pandemic.

“Development Partner” means any Person which pursuant to a Contract or other arrangement with the Company develops, co-develops, commercializes, co-commercializes or otherwise has a license or other right to research, develop, seek regulatory approval for, manufacture, supply, test, or import any Company Product, as applicable, or any of its Subsidiaries.

“Disabling Devices” means Software viruses, time bombs, logic bombs, trojan horses, trap doors, back doors, or other computer instructions, intentional devices or techniques that are designed to threaten, infect, assault, vandalize, defraud, disrupt, damage, disable, maliciously encumber, hack into, incapacitate, infiltrate or slow or shut down a computer system or any component of such computer system, including any such device affecting system security or compromising or disclosing user data in an unauthorized manner, other than those incorporated by the Company, or the applicable third party intentionally to protect Company IP from misuse or otherwise protect the Business Systems.

“Environmental Laws” means any United States federal, state or local or non-United States laws relating to: (a) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances; (b) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (c) pollution or protection of the environment or natural resources.

“Equity Interest” means any share, capital stock, partnership, limited liability company, membership, member or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“Event” means any event, change, development, effect, condition, circumstance, matter, occurrence or state of facts.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means, subject to adjustment pursuant to Section 2.02(e), the quotient (rounded down to four decimal places) obtained by dividing (x) the Company Per Share Value by (y) the Parent Per Share Price. For the avoidance of doubt and for illustrative purposes only, a sample Exchange Ratio calculation is attached hereto as Schedule I.

“FDA” means the U.S. Food and Drug Administration.

“Federal Health Care Program” means any “federal health care program” as defined in 42 U.S.C. § 1320a-7b(f), including Medicare, state Medicaid programs, state CHIP programs, the Veterans Administration, TRICARE and similar or successor programs with or for the benefit of any Governmental Authority, and in each case any third party payor administering such programs.

“GAAP” means United States generally accepted accounting principles, as in effect from time to time.

“Governmental Authority” means any nation or government, any state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department board, commission or instrumentality of the United States, any state of the United States or any political subdivision thereof, any court, tribunal, arbitrator, mediator or similar dispute resolution party, and any self-regulatory organization.

“Hazardous Substance” means: (a) those substances defined in or regulated under the following United States federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act; (b) petroleum and petroleum products, including crude oil and any fractions thereof; (c) natural gas, synthetic gas, and any mixtures thereof; (d) polychlorinated biphenyls, asbestos, per- and polyfluoroalkyl substances, and radon; and (e) any substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law because of its dangerous or deleterious properties.

“Health Care Laws” means all Laws applicable to the Company’s business and relating to the research (including preclinical, nonclinical, and clinical research or studies), development, testing, production, manufacture, transfer, storage, distribution, approval, labeling, marketing, pricing, third-party reimbursement or sale of drugs and biological products, to the extent applicable to the Company’s business as previously and currently conducted, including (i) the U.S. Anti-Kickback Statute (42 U.S.C. Section 1320a-7b(b)), the U.S. Civil False Claims Act (31 U.S.C. Section 3729 et seq.), the Program Fraud Civil Remedies Act, 31 U.S.C.

Section 3801 et seq., 42 U.S.C. §§ 1320a-7a and 1320a-7b; the Exclusion Laws, 42 U.S.C. § 1320a-7, and the regulations promulgated pursuant to such statutes, and other federal healthcare fraud and abuse statutes or regulations and any comparable self-referral or fraud and abuse Law promulgated by any state including, without limitation, so-called all payor self-referral or fraud and abuse Laws; (ii) health care fraud criminal provisions of HIPAA; (iii) the Patient Protection and Affordable Care Act, Pub. L. 111-148, as amended by the Health Care and Education Reconciliation Act of 2010, Pub. L. 111-152, and the regulations promulgated thereunder; (iv) Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395-1395lll (Medicare); (v) Title XIX of the Social Security Act, 42 U.S.C. §§ 1396-1396w-5 (Medicaid); (vi) 10 U.S.C. § 1071 et seq (TRICARE); (vii) the Sunshine/Open Payments Law (42 U.S.C. § 1320a-7h) and similar state or foreign laws related the reporting of manufacturer payments or transfers of value to health care professionals; (viii) any Laws pertaining to licensing, certification, accreditation and any other Law relating to the manufacture, sale, and distribution of biological products and the billing, submission, or collection of claims or payments in connection with, any and all of the foregoing, by the Company; and (ix) all applicable implementing regulations, rules, ordinances and Orders related to any of the foregoing; and (x) all applicable implementing regulations, rules, ordinances and Orders related to any of the foregoing; provided, however, that “Health Care Laws” shall not include Privacy Requirements.

“HIPAA” means the privacy and security requirements of the U.S. Health Insurance Portability and Accountability Act of 1996, as amended and supplemented by the HITECH Act, and all binding regulations promulgated thereunder, including, as applicable, the Privacy Standards (45 C.F.R. Parts 160 and 164), the Electronic Transactions Standards (45 C.F.R. Parts 160 and 162), the Security Standards (45 C.F.R. Parts 160, 162 and 164), and the Breach Notification Rule (45 C.F.R. Parts 160 and 164 Parts A and D).

“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person, including related prepayment fees, final fees or other similar fees, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person to pay the deferred and unpaid purchase price of property and equipment, (iv) all obligations of such Person pursuant to securitization or factoring programs or arrangements, (v) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person (other than any guarantee by Parent or any wholly owned Parent Subsidiary with respect to Indebtedness of Parent or any wholly owned Parent Subsidiary), or (vi) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination).

“Intellectual Property” or “IP” means all intellectual and proprietary rights, including: (a) patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, divisionals, revisions, extensions or reexaminations thereof; (b) trademarks and service marks, trade dress, logos, trade names, corporate names, brands, slogans, and other source identifiers together with all translations, adaptations, derivations, combinations and other variants of the foregoing, and all applications, registrations, and renewals in connection therewith, together with all of the goodwill associated with the foregoing; (c) copyrights, mask works, rights in topography, and other works of authorship (whether or not copyrightable), and moral rights, and registrations and applications for registration, renewals and extensions thereof; (d) trade secrets and know-how (including ideas, formulas, compositions, inventions (whether or not patentable or reduced to practice)), customer and supplier lists, improvements, protocols, processes, methods and techniques, research and development information, industry analyses, algorithms, architectures, layouts, drawings, specifications, designs, plans, methodologies, proposals, industrial models, technical data, financial and accounting and all other technical data, technical databases, technical database rights, including rights to use any Personal Information, pricing and cost information, business and marketing plans and proposals, and customer and supplier lists (including lists of prospects) and related information; (e) Internet domain names, social media accounts, websites and content; (f) rights of publicity and all other intellectual property or proprietary rights of any kind or description; (g) Software and rights in Software; and (h) rights recognized under applicable Law that are equivalent or similar to any of the foregoing.

“Joint Proxy Statement/Prospectus” means a joint proxy or information statement relating to the approval of this Agreement by the Company’s stockholders in connection with the transactions contemplated by this Agreement and Parent’s stockholders in connection with the Share Issuance (including any amendments or supplements thereto).

“Knowledge” when used with respect to (a) Parent, means the actual knowledge of any fact, circumstance or condition of those officers of Parent and Merger Sub set forth on Exhibit C-1 and (b) the Company, means the actual knowledge of any fact, circumstance or condition of those officers of the Company set forth on Exhibit C-2, and, in each case with respect to (a) and (b), after due inquiry.

“Law” means each applicable transnational, domestic or foreign federal, state or local law (statutory, common or otherwise) law, order, judgment, rule, code, statute, regulation, requirement, variance, decree, writ, injunction, award, ruling, permit or ordinance of any Governmental Authority, including any applicable stock exchange rule or requirement.

“Leased Real Property” means, with respect to a party, all real property leased by such party as tenant, together with, to the extent leased by such party, all land, buildings, structures, alterations, improvements and fixtures located thereon, and all easements, rights of way, and appurtenances of such party related to the foregoing, other than such party’s Owned Real Property.

“Lien” means any lien, security interest, mortgage, pledge, reservation, equitable interest, adverse claim, charge, easement, lease, sublease, conditional sale or other title retention agreement, right of first refusal, hypothecation, covenant, servitude, right of way, variance, option, warrant, claim, community property interest, restriction (including any restriction on use, voting, transfer, alienation, receipt of income or exercise of any other attribute of ownership) or other encumbrance of any kind, in each case, that secures the payment or performance of an obligation (other than those created under applicable securities laws), and not including any license of Intellectual Property.

“Made Available” means, when used with respect to (a) the Company, information or materials that have been posted to the Box virtual data room hosted by the Company or that was made available on the SEC’s public website on or prior to the date that immediately precedes the execution and delivery of this Agreement and (b) Parent, information or materials that have been posted to the virtual data room hosted by Parent through the Share File virtual data room hosted by Parent or that was made available on the SEC’s public website on or prior to the date that immediately precedes the execution and delivery of this Agreement.

“Nasdaq” means The NASDAQ Capital Market.

“OIG” shall mean the Office of the Inspector General of the U.S. Department of Health and Human Services.

“Order” shall mean any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Authority that possesses competent jurisdiction.

“Ordinary Course of Business” means, with respect to an action taken by any Person, an action that is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of the business of such Person (which, in the case of the Company, shall take into account the cash conservation efforts taken by the Company as part of the Company’s corporate restructuring as disclosed in the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2023, but, for the avoidance of doubt, shall not take into account any exploration of strategic alternatives by the Company).

“Owned Real Property”, with respect to a party, means the real property owned by such party, together with all buildings and other structures, facilities, and other improvements located thereon, and all easements, rights of way, and appurtenances of such party related to the foregoing.

“Parent Articles of Incorporation” means the Articles of Incorporation of Parent dated October 27, 2020, as such may have been amended, supplemented or modified from time to time.

“Parent Business” means the business of Parent as currently conducted and currently proposed by Parent to be conducted as of the date hereof.

“Parent Bylaws” means the Bylaws of Parent as filed with the Securities and Exchange Commission on November 10, 2020, as amended.

“Parent Common Stock” means each share of common stock, par value $0.0001 per share, of Parent.

“Parent IP” means, collectively, all Parent-Owned IP and Parent-Licensed IP.

“Parent-Licensed IP” means all Intellectual Property rights owned or purported to be owned by a third party and licensed to Parent.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, (a) has had, or would reasonably be expected to have, a material adverse effect on the business, assets, financial condition or results of operations of Parent and the

Parent Subsidiaries, taken as a whole, or (b) would prevent, impair or materially delay the consummation of the Transactions; provided, however, that with respect to clause (a) of this definition, the term “Parent Material Adverse Effect” shall not include Effects to the extent they result from: (i) changes in financial, securities or capital markets, changes in general economic or political conditions or changes in the industry in which Parent and the Parent Subsidiaries operate, (ii) effects of natural disasters, pandemic outbreaks, hostility, terrorist activity, cyberattacks or declaration or escalation of war or act of public enemies or other calamity, crisis or force majeure event, (iii) changes in Law or in any authoritative interpretation of any Law by any Governmental Authority, or changes in regulatory or legislative conditions in the jurisdictions in which Parent or any Parent Subsidiary operates, (iv) changes in GAAP or any authoritative interpretation thereof, (v) any failure to meet projections, forecasts, estimates or predictions or analysts’ estimates, but any facts or circumstances underlying such failure shall be taken into account in determining whether a Parent Material Adverse Effect has occurred, (vi) the execution and delivery of this Agreement or the announcement or pendency of this Agreement and the Transactions or any action by Parent that was expressly required by this Agreement, except that this clause (vi) shall not apply with respect to matters set forth in Section 4.06, or (vii) actions taken at the written request of the Company or not taken at the written request of the Company (only to the extent such action or inaction is in compliance with the Company’s request), but any facts or circumstances underlying such failure shall be taken into account in determining whether a Parent Material Adverse Effect has occurred to the extent permitted by this definition and not otherwise excepted by another clause of this proviso; provided, further, that any effects resulting from the matters referred to in the previous proviso shall be excluded only to the extent such matters occur after the date hereof, and any effects resulting from the matters referred to in clauses (i), (ii) or (iii) shall be excluded only to the extent such matters do not disproportionately impact Parent or the Parent Subsidiaries as compared to other companies operating in the same industry or therapeutic areas.

“Parent Organizational Documents” means the Parent Articles of Incorporation and the Parent Bylaws, in each case as amended, modified or supplemented from time to time.

“Parent Options” means all options to purchase outstanding shares of Parent Common Stock that are outstanding and unexercised immediately prior to the Effective Time, including options granted under the Parent Stock Plans.

“Parent-Owned IP” means all Intellectual Property rights owned or purported to be owned by Parent.

“Parent Per Share Price” means $1.63.

“Parent Products” mean any products or services, developed, manufactured, performed, out-licensed, sold, distributed other otherwise made available by or on behalf of Parent, from which Parent has derived previously or is currently deriving revenue, if applicable, from the sale or provision thereof.

“Parent SEC Reports” means the following in the form filed with the SEC and available on EDGAR of all: (i) Parent’s annual reports on Form 10-K for each fiscal year of Parent since January 1, 2021, (ii) Parent’s quarterly reports on Form 10-Q for each fiscal quarter since

January 1, 2021, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by Parent with the SEC since January 1, 2021.

“Parent Stock Plans” means Parent’s 2019 Omnibus Equity Incentive Plan and Parent’s 2021 Equity Incentive Plan.

“Parent Warrant” means a warrant to purchase Parent Common Stock.

“Permitted Lien” means: (a) such imperfections of title, easements, encumbrances, Liens or restrictions that do not materially impair the current use of the Company’s, Parent’s or any Parent Subsidiary’s, as applicable, assets that are subject thereto; (b) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other similar Liens arising in the ordinary course of business, or deposits to obtain the release of such Liens; (c) Liens for Taxes not yet due and payable, or being contested in good faith, in each case, for which appropriate reserves have been established in accordance with GAAP in the Company Financial Statements or Parent Financial Statements, as applicable; (d) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities, (e) non-exclusive licenses, sublicenses or other rights to Intellectual Property owned by or licensed to the Company, Parent or any Parent Subsidiary granted to any licensee in the Ordinary Course of Business, (f) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses of such real property, (g) Liens on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising from the provisions of such agreements or benefiting or created by any superior estate, right or interest and (h) other Liens that would not, individually or in the aggregate, have or reasonably be expected to have a material impact on the Company Net Cash Amount, or the operation of the business of Parent or any Parent Subsidiary.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Authority or other entity.

“Personal Information” means any information defined as “personal information,” “personal data,” “protected health information,” or any analogous term under applicable Privacy/Data Security Laws, including any such (a) information that identifies or could be used to identify an identifiable individual (e.g., name, address telephone number, email address, financial account number, health information, government-issued identifier) or (b) other information used or intended to be used or which allows one to identify, contact, or precisely locate an individual, including any internet protocol address or other persistent.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date, and, in the case of any Straddle Period, the portion of such period ending on and including the Closing Date.

“Privacy/Data Security Laws” means all Laws governing the receipt, collection, use, storage, processing, sharing, security, disclosure or transfer of Personal Information, or the security of the Company’s Business Systems or Business Data, including, as applicable, HIPAA.

“Protected Health Information” shall have the meaning given to it under HIPAA.

“Registered Company IP” means all Company-Owned IP that is the subject of registration or an application for registration, including domain names.

“Registered Parent IP” means all Parent-Owned IP that is the subject of registration or an application for registration, including domain names.

“Related Person” means, with respect to any Person, (i) the former, current and future directors, officers, employees, agents, stockholders, Representatives, Subsidiaries, Affiliates and assignees of such Person; and (ii) any former, current or future director, officer, Affiliate or assignee of any Person described in clause (i).

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, or migrating through, in, on, under, or into the indoor or ambient environment.

“Representative” means, with respect to any Person, any direct or indirect subsidiary of such Person, or any officer, director, employee, investment banker, attorney, accountant or other agent, advisor or representative of such Person or any direct or indirect subsidiary of such Person.

“Sanctioned Country” means any country against which the United States maintains comprehensive economic Sanctions or an embargo, which at the time of signing include the Crimea and so-called Donetsk People’s Republic and Luhansk People’s Republic regions of Ukraine, Cuba, Iran, North Korea, and Syria.

“Sanctioned Person” means (i) a person listed on a prohibited or restricted party list published by the United States government, including the U.S. Office of Foreign Assets Control’s “Specially Designated Nationals and Blocked Persons List” and “Consolidated Sanctions List,” or similar U.S. lists, or any such list maintained by the United Nations, the United Kingdom, the European Union or its Member States, or other applicable local authority; (ii) the government, including any political subdivision, agency, or instrumentality thereof, of any Sanctioned Country or Venezuela; (iii) an ordinary resident of, or entity registered in or established under the jurisdiction of, a Sanctioned Country; or (iv) a party acting or purporting to act, directly or indirectly, on behalf of, or a party owned or controlled by, any of the parties listed in (i)-(iii).

“Sanctions” means all applicable Laws or statutes relating to financial, economic or trade Sanctions administered or enforced by the United States (including by the U.S. Department of the Treasury or the U.S. Department of State), the European Union and its Member States, the United Kingdom, or the United Nations Security Council.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Security Incident” means any unauthorized processing of Business Data, any unauthorized access to the Business Systems, or any incident that is required to be the subject of notification to any Governmental Authority or other Person under Privacy Requirements.

“Senior Executive Change in Control and Severance Policy” means the Company’s Senior Executive Change in Control and Severance Policy, as amended July 20, 2023, including any participation agreement entered into pursuant to the Senior Executive Change in Control and Severance Policy.

“Software” means all computer software (in object code or source code format), technical data and technical databases, and related documentation and materials.

“Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

“Straddle Tax Period” means any taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Trade Laws” means Sanctions, export and import controls, and antiboycott laws and regulations maintained or enforced by the United States, United Kingdom, or the European Union and its Member States.

“Treasury Regulations” means the United States Treasury regulations issued pursuant to the Code.

“Willful Breach” means a material breach of this Agreement resulting from an action undertaken or a failure to act by the breaching party knowing that the taking of such act or such failure to act would reasonably be expected under the circumstances to constitute a material breach of this Agreement.

Section 9.04 Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article, Section or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limiting the generality of the foregoing”. The term “or” shall not be exclusive and shall be deemed to be “and/or.” The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement. The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not merely mean “if.” When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. Any disclosure set forth in any Schedule shall be deemed set forth for purposes of any other Schedule to which such disclosure is relevant, to the extent that it is readily apparent that such disclosure is relevant to such other Schedule. Dollar thresholds shall not be indicative of what is material or create any standard with respect to any determination of a “Company Material Adverse Effect” or “Parent Material Adverse Effect”.

Section 9.05 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 9.06 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Any such counterpart, to the extent delivered by DocuSign or AdobeSign, fax or ..pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each party hereto forever waives any such defense, except to the extent such defense relates to lack of authenticity.

Section 9.07 Entire Agreement; No Third-Party Beneficiaries. This Agreement and the Ancillary Agreements, including the Exhibits and Schedules thereto, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the Transactions. Except for (a) Section 6.05 (Indemnification), and (b) the right of the Company on behalf of its shareholders and option holders to pursue damages (including claims for damages based on loss of the economic benefits of the Transactions to the Company’s shareholders and option holders) in the event of Parent’s or Merger Sub’s breach of this Agreement (whether or not the Agreement has been terminated), which right is hereby expressly acknowledged and agreed by Parent and Merger Sub, this Agreement and the Ancillary Agreements, including the Exhibits and Schedules thereto, are not intended to confer upon any Person other than the parties any rights or remedies. The third-party beneficiaries referenced in clause (b) of the preceding sentence may be exercised only by the Company (on behalf of its shareholders as their agent) through action expressly approved by the Company Board, and no shareholder or option holder of the Company whether purporting to act in its capacity as a shareholder or option holder purporting to assert any right (derivatively or otherwise) on behalf of the Company, shall have any right or ability to exercise or cause the exercise of any such right. The parties hereto have voluntarily agreed to define their rights, liabilities and obligations respecting the acquisition of the Company exclusively in contract pursuant to the express terms and provisions of this Agreement; and the parties hereto expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement. Furthermore, the parties each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations; all parties to this Agreement specifically acknowledge that no party has any special relationship with another party that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction. The sole and exclusive remedies for any breach of the terms and provisions of this Agreement (including any representations and warranties set forth herein, made in connection herewith or as an inducement to enter into this Agreement) or any claim or cause of action otherwise arising out of or related to the acquisition of the Company or the other Transactions or this Agreement shall be those remedies available at law or in equity for breach of contract only (as such contractual remedies have been further limited or excluded pursuant to the express terms of this Agreement); and the parties hereby agree that neither party hereto shall have any remedies or cause of action (whether in contract or in tort) for any statements, communications, disclosures, failures to disclose, representations or warranties not set forth in this Agreement.

Section 9.08 Governing Law. THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS AGREEMENT OR AS AN INDUCEMENT TO ENTER INTO THIS AGREEMENT), SHALL BE GOVERNED BY THE INTERNAL LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES OF SUCH STATE.

Section 9.09 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly-owned subsidiary of Parent, but no such assignment shall relieve Merger Sub of any of its obligations under this Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.10 Enforcement. Except as set forth in Section 6.06(d) (Fees and Expenses), the parties agree that irreparable damage could occur in the event that any of the provisions of this Agreement or any Ancillary Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, except as set forth in Section 6.06(d) (Fees and Expenses), the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or any Ancillary Agreement and to seek to enforce specifically the terms and provisions of this Agreement or any Ancillary Agreement in any Delaware state court located in Delaware or any Federal court located in Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Delaware state court or any Federal court located in State of Delaware in the event any dispute arises out of this Agreement, any Ancillary Agreement or any Transaction, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement, any Ancillary Agreement or any Transaction in any court other than any Delaware state court or any Federal court located in State of Delaware and (d) waives any right to trial by jury with respect to any action related to or arising out of this Agreement, any Ancillary Agreement or any Transaction.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

CYCLO THERAPEUTICS, INC.

By:	/s/ N. Scott Fine
Name: N. Scott Fine
Title: Chief Executive Officer

[Signature Page to the Merger Agreement]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

CAMEO MERGER SUB, INC.

By:	/s/ N. Scott Fine
Name: N. Scott Fine
Title: Chief Executive Officer

[Signature Page to the Merger Agreement]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

APPLIED MOLECULAR TRANSPORT INC.

By:	/s/ Shawn Cross
Name: Shawn Cross
Title: Chief Executive Officer & Board Chair

[Signature Page to the Merger Agreement]

Exhibit 10.1

VOTING AGREEMENT

This Voting Agreement (this “Voting Agreement”) is being delivered on September [•], 2023 by the person or persons named on the signature pages hereto (collectively, the “Holder”), as the holder of Company Shares (as defined below) of Applied Molecular Transport Inc., a Delaware corporation (the “Company”), to Cyclo Therapeutics, Inc., a Nevada corporation (“Parent”).

Reference is made to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of the date hereof, by and among the Company, Parent and Merger Sub, a form of which has been provided to the Holder. All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

As of the date hereof, the Holder is the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of the number of shares of Company Common Stock set forth on Exhibit A hereto (the “Owned Shares” and the Owned Shares together with any additional shares of Company Common Stock that the Holder may acquire record and/or beneficial ownership of after the date hereof in connection with the conversion, exercise or exchange of other securities convertible into, or exercisable or exchangeable for, shares of Company Common Stock, the “Company Shares”).

1. Agreement to Vote. From the date hereof until the Termination Date (as defined below), the Holder agrees to vote (or cause to be voted), and shall not enter into any agreement or otherwise give instructions to any person to vote in any manner inconsistent with this Voting Agreement, at every meeting of the Company shareholders convened in connection with the matters related to the Merger Agreement, and at every adjournment or postponement thereof, all Company Shares it beneficially owns and is entitled to vote at such meeting:

(a) in favor of (i) the Merger, (ii) the adoption and approval of the Merger Agreement and the terms thereof, and (iii) the approval of any proposal to adjourn or postpone any Company Stockholders Meeting to a later date if the Company proposes or requests such postponement or adjournment in accordance with Section 6.01 of the Merger Agreement; and

(b) against any proposal that would reasonably be expected to, materially interfere with, delay, impede, postpone, discourage or adversely affect the Merger (clauses (a) and (b) collectively, the “Supported Matters”).

Nothing in this Voting Agreement shall require the Holder to vote in any manner with respect to any amendment to the Merger Agreement or the taking of any action that would reasonably be expected to result in the amendment, modification or waiver of a provision of the Merger Agreement in a manner that (1) decreases the Exchange Ratio or changes the form of the consideration payable to shareholders of the Company in the Merger; (2) imposes any restrictions or any additional conditions on the consummation of the Merger or the payment of the Merger Consideration to shareholders of the Company; or (3) extends the Termination Date. For the avoidance of doubt, other than with respect to the Supported Matters, the Holder does not have any obligation to vote the Company Shares in any particular manner and, with respect to such other matters (other than the Supported Matters), the Holder shall be entitled to vote the Company Shares in its sole discretion.

2. No Transfer. From the date hereof until the Termination Date, the Holder agrees not to, directly or indirectly, sell, transfer, pledge, encumber (other than liens arising under or imposed by applicable law or pursuant to this Voting Agreement, the Merger Agreement or the transactions contemplated thereby or hereby), assign, gift or otherwise dispose of (collectively, a “Transfer”) or enter into any contract, option or other arrangement or understanding with respect to any Transfer of, any of the Company Shares. Any Transfer or purported Transfer of Company Shares in breach or violation of this Voting Agreement shall be void and of no force or effect. Notwithstanding the foregoing, the restrictions set forth in this Section 2 shall not apply to: (a) Transfers by gift to members of the Holder’s immediate family or to a trust, the beneficiary of which is a member of the Holder’s immediate family, an affiliate of such person or to a charitable organization; (b) Transfers by virtue of laws of descent and distribution upon death of the individual; (c) Transfers by operation of law or pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement; (d) Transfers to a partnership, limited liability company or other entity of which the Holder and/or the immediate family of the Holder are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (e) Transfers to a trustor or beneficiary of the trust, to the designated nominee of a beneficiary of such trust or to the estate of a beneficiary of such trust; (f) Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; (g) the settlement, exercise, termination or vesting of any Company Options, Company PSUs or Company RSUs, including in order to (i) pay the exercise price thereof or (ii) satisfy taxes applicable thereto; (h) Transfers pursuant to, and in compliance with, a trading plan that meets the requirements of Rule 10b5-1(c) under the Exchange Act; and (i) Transfers to any Affiliate, equityholder, partner or member of such Holder; provided, however, that, to the fullest extent permitted by applicable law, for any permitted Transfers pursuant clauses (a), (b), (d) through (f) and (i), the Company Shares so Transferred shall continue to be subject to the provisions of this Voting Agreement and, as a condition precedent to any such Transfer, these permitted transferees must enter into a written agreement, in substantially the form of this Voting Agreement, agreeing to be bound by the restrictions in this Section 2 and shall have the same rights and benefits under this Voting Agreement.

3. Representations and Warranties of the Holder. The Holder hereby represents and warrants to Parent as follows: (a) the Holder has full power and authority (or legal capacity, if the Holder is a natural person) to execute and deliver this Voting Agreement and to perform the Holder’s obligations hereunder; (b) this Voting Agreement has been duly executed and delivered by the Holder, and, assuming this Voting Agreement constitutes a valid and binding obligation of Parent and Merger Sub, constitutes a valid and binding obligation of the Holder enforceable against the Holder in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies, and the Holder understands that Parent is entering into the Merger Agreement in reliance upon the Holder’s execution and delivery of this Voting Agreement; (c) the Holder is the sole record and/or beneficial owner of the Company Shares; (d) the execution and delivery of this Voting Agreement by the Holder will not (i) result in a violation or breach of any agreement to which the Holder is a party, (ii) violate any Law or order applicable to the Holder or (iii) if Holder is an entity, violate any constituent or organizational

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document, except in each case as would not prevent or materially delay the Holder from performing its obligations hereunder; and (e) as of the date of this Voting Agreement, there is no proceeding pending or, to the knowledge of the Holder, threatened against the Holder or any of the Holder’s properties or assets (whether tangible or intangible) that would reasonably be expected to prevent or materially impair the ability of the Holder to perform the Holder’s obligations hereunder.

4. No Impact on Directors’ or Officers’ Duties. Notwithstanding any provision of this Voting Agreement to the contrary, the parties acknowledge that (a) the Holder is entering into this Voting Agreement solely in the Holder’s capacity as a record and/or beneficial owner of Company Common Stock and not in such Holder’s capacity as a director, officer or employee of Company or in the Holder’s capacity as a trustee or fiduciary of any Company Plans and (b) nothing in this Voting Agreement is intended to limit or restrict the Holder, or a designee of the Holder, who is a director or officer of the Company from taking any action or inaction or voting in favor in the Holder’s sole discretion on any matter in his or her capacity as a director of the Company or in the Holder’s capacity as a trustee or fiduciary of any Company Plans (if applicable), or fulfilling the obligations of such office, and none of such actions in such capacity shall be deemed to constitute a breach of this Voting Agreement.

5. Notices. Any notices, requests, claims, demands and other communications under this Voting Agreement required or permitted to be delivered to any party under this Voting Agreement shall be in writing and shall be deemed given (i) upon receipt when delivered by hand, (ii) upon transmission, if sent by electronic mail transmission before 5:00 p.m. New York time, or if transmitted after 5:00 p.m. New York time, on the following Business Day (in each case, unless an undelivered or “bounce-back” message is received by the sender), or (iii) one Business Day after being sent by courier or express delivery service; provided that, in each case the notice or other communication is sent to the address or electronic mail address set forth beneath the name of such party below (or to such other address or electronic mail address for a party as shall be specified by like notice):

(a)	if to Parent or Merger Sub, to:

Cyclo Therapeutics, Inc.

6714 NW 16th Street

Suite B

Gainesville, Florida 32653

Attn: Scott Fine

Email: [***]

with a copy to (which shall not constitute notice):

Fox Rothschild LLP

101 Park Ave.

17th Floor

New York, NY 10178

Attn: Alison Newman

Phone: [***]

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Email: [***]

(b)	if to the Holder, at the e-mail address on the signature page hereto.

6. Termination. This Voting Agreement shall automatically terminate upon the earliest to occur of (a) such date and time as the Merger Agreement shall have been validly terminated, (b) such date and time as there is any amendment of any term or provision of the Merger Agreement that reduces the Exchange Ratio or changes the form of the consideration payable to shareholders of the Company in the Merger, (c) the Outside Date (without taking into account any extension thereof agreed by the parties following the date of this Voting Agreement), (d) the Effective Time, (e) such date and time as a written agreement executed by the parties hereto to terminate this Voting Agreement is effective, (f) such date and time of the occurrence of a Company Recommendation Change pursuant to, and in compliance with, the Merger Agreement, and (g) such date and time that the Company Stockholder Approval has been obtained (such date, the “Termination Date”).

7. Stop Transfer Instructions. At all times commencing with the execution and delivery of this Voting Agreement and continuing until the Termination Date, in furtherance of this Voting Agreement, the Holder hereby authorizes the Company or its counsel to notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Company Common Stock of the Holder (and that this Voting Agreement places limits on the voting and transfer of such Company Common Stock).

8. No Survival. The representations, warranties and covenants contained herein shall not survive the Effective Time.

9. Entire Agreement. This Voting Agreement constitutes the entire agreement, and supersedes all prior agreements and understanding, both written and oral, among the parties hereto with respect to the subject matter hereof and are fully binding on the parties hereto.

10. Counterparts. This Voting Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Any such counterpart, to the extent delivered by DocuSign or AdobeSign, fax or .pdf, ..tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each party hereto forever waives any such defense, except to the extent such defense relates to lack of authenticity.

11. Assignment; No Third-Party Beneficiaries. Neither this Voting Agreement nor any of the rights, interests or obligations under this Voting Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the

4

preceding sentences, the terms of this Voting Agreement shall be binding upon and shall inure to the benefit of each of the parties hereto and their respective successors and assigns. This Voting Agreement is not intended to, and does not, confer upon any Person other than the parties any rights or remedies hereunder.

12. Amendment. This Voting Agreement may not be amended or modified except in writing signed by each of the parties hereto.

13. Governing Law; Validity. THIS VOTING AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS VOTING AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS VOTING AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS VOTING AGREEMENT OR AS AN INDUCEMENT TO ENTER INTO THIS VOTING AGREEMENT), SHALL BE GOVERNED BY THE INTERNAL LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES OF SUCH STATE. THE INVALIDITY OR UNENFORCEABILITY OF ANY PROVISION OF THIS VOTING AGREEMENT SHALL NOT AFFECT THE VALIDITY OR ENFORCEABILITY OF THE OTHER PROVISIONS OF THIS VOTING AGREEMENT, WHICH WILL REMAIN IN FULL FORCE AND EFFECT.

14. Jurisdiction; Waiver of Jury Trial. Any action relating to this Voting Agreement must be brought in any state or Federal court located in State of Delaware. The parties hereby waive any right to trial by jury with respect to any action related to or arising out of this Voting Agreement.

15. Specific Performance. Each party hereto acknowledges that, in view of the uniqueness of the transactions contemplated by this Voting Agreement, the other party or parties hereto will not have an adequate remedy at law for money damages in the event that this Voting Agreement has not been performed in accordance with its terms, and therefore agrees that such other party or parties shall be entitled to seek specific enforcement of the terms hereof in addition to any other remedy it may seek, at law or in equity.

16. Expenses. All fees, costs and expenses incurred in connection with this Voting Agreement and the transactions contemplated hereby shall be paid by the party hereto incurring such fees, costs and expenses.

17. Non-Recourse. This Voting Agreement may only be enforced against, and any request, inquiry, investigation, action or legal proceeding (each, a “Legal Proceeding”) based upon, arising out of, or related to this Voting Agreement, or the negotiation, execution or performance of this Voting Agreement, may only be brought against the parties that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney or other Representative of any party hereto or any of their successors or permitted assigns

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or any direct or indirect director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney, Representative, successor or permitted assign of any of the foregoing (each, a “Non-Recourse Party”), shall have any liability to the Holder or Parent for any obligations or liabilities of any party under this Voting Agreement or for any legal proceeding (whether in tort, contract or otherwise) based on, in respect of or by reason of the transactions contemplated hereby or in respect of any written or oral representations made or alleged to be made in connection herewith.

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The parties hereto have executed this Voting Agreement as of the date first set forth above.

HOLDER:

By:

Name:
Title:
E-mail:

Agreed to and Acknowledged:

PARENT:

CYCLO THERAPEUTICS, INC.

By:

Name:
Title:
E-mail:

[Signature Page to Voting Agreement]

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Exhibit A

Company Shares

Holder	Company Common Stock

8

Exhibit 99.1

Cyclo Therapeutics, Inc. and Applied Molecular Transport Inc. Enter into a Definitive Merger Agreement

Combined company will operate as Cyclo Therapeutics with primary focus on advancing Trappsol® Cyclo™ for the treatment of Niemann-Pick Disease Type C1 (NPC1)

At closing combined Company will have approximately $13.7 million cash on hand to fund operations into 2H 2024

Upcoming milestones include completion of enrollment in pivotal Phase 3 clinical trial in NPC1, reporting top line data and preparation for NDA submission

GAINESVILLE, FL and SOUTH SAN FRANCISCO, CA – (Businesswire) – September 21, 2023 – Cyclo Therapeutics, Inc. (Nasdaq: CYTH) (“Cyclo Therapeutics” or the “Company”), a clinical stage biotechnology company focused on developing transformative therapies for rare and neurological diseases with limited treatment options, and Applied Molecular Transport Inc. (Nasdaq: AMTI) (“AMT”), a biopharmaceutical company, announced today that the companies have entered into a definitive agreement (the Merger Agreement) pursuant to which AMT will merge with Cyclo Therapeutics in an all-stock transaction (the Merger). Following the closing of the Merger, the combined company will operate under the name “Cyclo Therapeutics, Inc.” and will continue trading on The Nasdaq Capital Market under the ticker symbol “CYTH”. The combined company will focus on advancing Cyclo Therapeutics’ pivotal Phase 3 global study (TransportNPC™) evaluating Trappsol® Cyclo™ for Niemann-Pick Disease Type C1 (NPC1). The transaction is currently expected to close in the fourth quarter of 2023.

“We are extremely pleased to enter into this merger agreement with Applied Molecular Transport,” commented N. Scott Fine, CEO of Cyclo Therapeutics. “Our Board and leadership team believe this will be a transformational transaction that will be beneficial to all of our stakeholders in the near and long term. Importantly, this transaction bolsters our cash position to complete our Phase 3 study and support operations through the regulatory submission process, assuming a successful outcome in our pivotal study. We remain dedicated to bringing our NPC global pivotal program, which is on track to complete enrollment by the end of 2023, across the finish line towards approval. We will be working in earnest to close this exciting and strategic transaction.”

Shawn Cross, CEO of AMT added, “Following an extensive and thorough strategic review process, we view this merger with Cyclo Therapeutics as the best path forward for AMT shareholders given the promise and potential of its late-stage program in NPC1. We are encouraged by the progress shown in this important program and Cyclo Therapeutics’ long-standing support of NPC1 patients and their families in its compassionate use program. Cyclo Therapeutics has continued to demonstrate its commitment to developing life-changing medicines and execution across clinical and regulatory fronts. Our board and management believe the company is well positioned to unlock significant value and successfully advance Trappsol® Cyclo™ through the on-going pivotal trial and ultimately to approval with the goal of providing a safe, convenient and effective alternative for people who are living with a debilitating disease.”

About the Proposed Transaction

Under the terms of the Merger Agreement, AMT stockholders will receive approximately 0.174 shares of Cyclo Therapeutics in exchange for each of their shares in AMT (subject to adjustment based on AMT’s net cash at closing). Cyclo Therapeutics expects to issue approximately 7.624 million shares of Cyclo Therapeutics’ common stock to AMT shareholders, equating to approximately 25% of the combined company on a fully diluted basis.

The combined company will be led by the existing Cyclo Therapeutics management team and will be headquartered in Gainesville, FL. Subsequent to the closing of the transaction, Shawn Cross, Chief Executive Officer and Board Chair of AMT will be appointed to the Cyclo Therapeutics Board of Directors.

The Merger has been approved by the board of directors of each company and is currently expected to close in the fourth quarter of 2023, subject to the satisfaction or waiver of customary conditions, including the requisite approval by Cyclo Therapeutics’ and AMT’s stockholders and the effectiveness of a registration statement on Form S-4 to register the shares of Cyclo Therapeutics common stock to be issued in connection with the transaction. As the transaction proceeds, the parties will publicly disclose required information either through press releases or filings with the Securities and Exchange Commission (the “SEC”), as appropriate.

MTS Health Partners, L.P. is acting as financial advisor to AMT in connection with the transaction. Fox Rothschild LLP is serving as legal advisor to Cyclo Therapeutics and Wilson Sonsini Goodrich & Rosati, P.C. is serving as legal advisor to AMT.

About Cyclo Therapeutics

Cyclo Therapeutics, Inc. is a clinical-stage biotechnology company focused on developing transformative therapies for rare and neurological diseases with limited treatment options. The Company’s investigational Trappsol® Cyclo™, an orphan drug designated product in the United States and Europe, is the subject of four formal clinical trials for Niemann-Pick Disease Type C, a rare and fatal genetic disease, (www.ClinicalTrials.gov NCT02939547, NCT02912793, NCT03893071 and NCT04860960). The Company is conducting a Phase 2b clinical trial using Trappsol® Cyclo™ intravenously in early Alzheimer’s disease (NCT05607615) based on encouraging data from an Expanded Access program for Alzheimer’s disease (NCT03624842). Additional indications for the active ingredient in Trappsol® Cyclo™ are in development. For additional information, visit the Company’s website: www.cyclotherapeutics.com.

About Applied Molecular Transport Inc.

AMT is a biopharmaceutical company that has a proprietary technology platform that enables the design of novel biologic product candidates in patient-friendly oral dosage forms.

AMT has completed four Phase 2 clinical trials for its most advanced product candidate, AMT-101.

For additional information on AMT, please visit www.appliedmt.com.

Forward-Looking Statements

This press release contains forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995 and other federal securities laws. These statements are often identified by the use of words such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “likely,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “to be,” “will,” “would,” “target,” potential,” “probable,” “opportunity,” “future,” “promising,” “likely” or the negative or plural of these words, or similar expressions or variations, although not all forward-looking statements contain these words. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur and actual results could differ materially from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified herein, and those discussed in the section titled “Risk Factors” set forth in Cyclo Therapeutics’ Annual Report on Form 10-K for the year ended December 31, 2022, AMT’s Annual Report on Form 10-K for the year ended December 31, 2022, AMT’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, and AMT’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, each of which is on file with the Securities and Exchange Commission (“SEC”). Among other things, these risks include that there can be no guarantee that the proposed business combination will be completed in the anticipated timeframe, that the conditions required to complete the proposed combination will be met, risks relating to Cyclo Therapeutics and AMT’s ability to correctly estimate their respective operating expenses and expenses associated with the transaction, as well as uncertainties regarding the impact of any delay in the closing would have on the anticipated cash resources or the combined companies upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources, potential adverse reactions or changes to business relationships resulting from the announcement, and legislative, regulatory, political and economic developments.

These risks are not exhaustive. New risk factors emerge from time to time, and it is not possible for our respective management teams to predict all risk factors, nor can we assess the impact of all factors on our respective businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date hereof and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Important Additional Information Will Be Filed with the SEC

Cyclo Therapeutics plans to file with the SEC a Registration Statement on Form S-4 in connection with the transactions and both Cyclo Therapeutics and AMT plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transactions. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus and other relevant documents filed with the SEC in connection with the proposed transaction or incorporated by reference into the Joint Proxy Statement/Prospectus (if any) carefully when they are available before making any voting or investment decision with respect to the proposed transactions. The Registration Statement, the Joint Proxy Statement/Prospectus and other documents filed with the SEC in connection with the proposed transaction or incorporated by reference into the Joint Proxy Statement/Prospectus (if any) will contain important information about Cyclo Therapeutics, AMT, the transactions and related matters. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Cyclo Therapeutics and AMT through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Cyclo Therapeutics by contacting cyth@jtcir.com or AMT by contacting asantos@wheelhouselsa.com.

Participants in the Solicitation

Cyclo and AMTI and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding Cyclo’s directors and executive officers is contained in Cyclo’s proxy statement dated June 13, 2023, which is filed with the SEC. Information regarding AMTI’s directors and executive officers is contained in AMT proxy statement dated April 28, 2023, which is filed with the SEC. Additional information regarding the persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests in the proposed business combination will be available in the Registration Statement and the Joint Proxy Statement / Prospectus.

Investor Contact:

Cyclo Therapeutics, Inc.

JTC Team, LLC

Jenene Thomas

(833) 475-8247

CYTH@jtcir.com

Applied Molecular Transport Inc.

Wheelhouse Life Science Advisors

Alexandra Santos

asantos@wheelhouselsa.com